SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


03020478



FORM ARS

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File No. 0-14120

Advanta Corp.

(Exact name of Registrant as specified in its Charter)

Delaware	23-1462070
(State or other jurisdiction of organization)	(I.R.S. Employer Identification No.)
Welsh & McKean Roads, P. O. Box 844, Spring House, Pennsylvania 19477	19477
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (215) 657-4000

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
None	N/A



Securities registered pursuant to Section 12(g) of the Act:

Class A Common Stock, $.01 par value
Class B Common Stock, $.01 par value
Class A Right
Class B Right
(Title of each class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K Yes ☐.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Note. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided that the assumptions are set forth in this form.

$260,379,447 as of June 30, 2002 which amount excludes the value of all shares beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) by officers and directors of the Company (however, this does not constitute a representation or acknowledgment that any of such individuals is an affiliate of the Registrant).

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

As of March 19, 2003 there were 10,041,017 shares of the Registrant's Class A Common Stock, $.01 par value, outstanding and 17,271,903 shares of the Registrant's Class B Common Stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (*e.g.*, Part I, Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (*e.g.*, annual report to security holders for fiscal year ended December 24, 1980).

Document	Form 10-K Reference
Definitive Proxy Statement relating to the Registrant's 2003 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A not later than 120 days following the end of the Registrant's last fiscal year	Part III, Items 10-13

PART I.

Item 1. *Business*

In this Form 10-K, "Advanta", "we", "us", "our" and the "Company" refer to Advanta Corp. and its subsidiaries, unless the context otherwise requires.

OVERVIEW

Advanta is a highly focused financial services company serving the small business market. We leverage direct marketing and information based expertise to identify potential customers and new target markets and to provide a high level of service tailored to the unique needs of small businesses. We have been providing innovative financial products and solutions since 1951. Currently, our lending business consists of Advanta Business Cards, one of the nation's largest issuers of MasterCard®* business credit cards to small businesses. In addition to Advanta Business Cards, we have venture capital investments. We own two depository institutions, Advanta Bank Corp. and Advanta National Bank. We primarily fund and operate our business credit card business through Advanta Bank Corp. We also own two insurance companies, Advanta Life Insurance Company and Advanta Insurance Company, through which we offer specialty credit-related insurance and related products to our existing customers.

At December 31, 2002, we had approximately $2.6 billion in managed receivables, comprised of $471 million of owned receivables and $2.1 billion of securitized receivables.

Through the first quarter of 2001, we had two additional lending businesses, Advanta Mortgage and Advanta Leasing Services. In the first quarter of 2001, we exited our mortgage business and ceased originating new leases in our small ticket equipment leasing business. We are, however, continuing to service the existing leases in our small ticket equipment leasing portfolio rather than sell the business or the portfolio.

Pursuant to the terms of the purchase and sale agreement, dated January 8, 2001, as amended, by and between Advanta and Chase Manhattan Mortgage Corporation, a New Jersey corporation ("Buyer"), Advanta and certain of its subsidiaries transferred and assigned to Buyer and certain of its affiliates substantially all of the assets and operating liabilities associated with Advanta's mortgage business. This transaction is referred to throughout this Form 10-K as the "Mortgage Transaction." The Mortgage Transaction was consummated on March 1, 2001, effective as of February 28, 2001 (the "Closing Date").

The assets acquired by Buyer in the Mortgage Transaction consisted of loans receivable, retained interests in securitizations and other receivables, contractual mortgage servicing rights and other contractual rights, property and equipment, and prepaid assets. The liabilities assumed by Buyer in the Mortgage Transaction consist primarily of certain of our contractual obligations and other liabilities that appeared on our balance sheet, as well as specified contingent liabilities arising out of the operation of the mortgage business before closing that are identified in the purchase and sale agreement.

Following the Mortgage Transaction, we no longer operate a mortgage business. However, we have retained contingent liabilities, primarily relating to litigation, arising out of our operation of the mortgage business before the Closing Date that were not specifically assumed by Buyer in the Mortgage Transaction.

Prior to February 20, 1998, we also issued consumer credit cards. Under the terms of a contribution agreement, dated October 27, 1997 and amended on February 20, 1998, we and Fleet Financial Group, Inc. ("Fleet") each contributed substantially all of the assets of our respective consumer credit card businesses, subject to liabilities, to Fleet Credit Card, LLC, a newly formed Rhode Island limited liability company controlled by Fleet. We acquired a 4.99% minority interest in Fleet Credit Card, LLC as of the date of closing of the transaction. This transaction is referred to in this Form 10-K as the "Consumer Credit Card Transaction."

Advanta Corp. was incorporated in Delaware in 1974 as Teachers Service Organization, Inc., the successor to a business originally founded in 1951. In January 1988, we changed our name from TSO Financial Corp. to Advanta Corp. Our principal executive office is located at Welsh & McKean Roads, P.O.

---

* MasterCard® is a federally registered servicemark of MasterCard International, Inc.

Box 844, Spring House, Pennsylvania 19477-0844. Our telephone number at our principal executive office is (215) 657-4000.

CONTINUING OPERATIONS

Advanta Business Cards

Overview

Advanta Business Cards, a business unit of Advanta, is one of the nation's largest issuers of business credit cards to small businesses. The "Advanta Business Card" is issued and funded by Advanta Bank Corp. Advanta Business Cards offers business credit cards to small businesses through targeted direct mail and telemarketing solicitations and the Internet. To a limited extent, Advanta Business Cards markets our products at industry trade shows or other forums, as another solicitation channel.

Our principal objective is to use our information based strategy to continue to prudently grow our business. Based on our experience and expertise in analyzing the credit behavior and characteristics of consumers and small businesses, we have developed an extensive database of customer information and attributes. We use this information in conjunction with proprietary credit scoring, targeting and other sophisticated analytical models we have developed to market our products to prospective customers. We measure the expected behavior of our prospects by analyzing, among other things, a prospect's responsiveness, creditworthiness and expected transaction volume. We continually validate our customer segments and models based on actual results from marketing campaigns, and use this information to refine and improve our analytical assumptions. The information we gather and analyze allows us to market directly to specific customer segments, target prospects effectively, anticipate customer needs and customize our pricing and products to meet those needs. We also use this information proactively to enhance and maintain our relationships with existing customers.

Our primary product is a MasterCard business credit card. We also offer a limited number of Visa®** business credit cards. MasterCard and Visa license banks and other financial institutions, such as Advanta Bank Corp., to issue credit cards using their respective servicemarks and interchange networks. Advanta Bank Corp. receives an interchange fee, paid to us by merchant banks, based on the purchase activity of our cardholders as partial compensation for taking credit risk, absorbing fraud losses and funding credit card receivables for a limited period prior to initial billing. Our business credit cards provide approved customers with access, through merchants, banks, checks and ATMs, to an instant unsecured revolving business credit line. Under the terms of our cardholder agreements, our business cards may be used for business purposes only.

We offer a number of benefits that we believe are important to small business owners including:

- additional cards for employees at no fee with the ability to set individual spending limits;
- on-line detailed expense management reports that categorize purchases and itemize charges for recordkeeping and tax purposes;
- customized cards with the cardholder's business name displayed on the front of the card and customized business checks; and
- free on-line account management.

Our business credit card also offers free auto rental insurance, free purchase protection service for a specified time period and several free emergency assistance and referral services.

We offer rewards programs on some of our business credit cards. Under the rewards programs, the cardholder may receive bonus miles that can be redeemed for air travel, cash rebates and/or other rewards, based on net purchases charged on their business credit card account. We expect to continue to expand

** Visa is a registered servicemark of Visa International, Inc.

our business credit card product offerings and look for innovative ways to tailor products to the unique needs of small businesses.

The interest rate and credit line size we offer vary and are ultimately determined based upon the credit history and creditworthiness of the borrower. At December 31, 2002, the average credit line was approximately $11,000. The interest rate is generally a variable rate based on a LIBOR (London Interbank Offered Rate) or Prime Rate index. In most cases, the interest rate will change with changes in LIBOR or the Prime Rate, as applicable, and is subject to a minimum below which the interest rate cannot fall.

We generate interest and other income through finance charges assessed on outstanding balances, interchange income, cash advance and other credit card fees. We also generate income through specialty credit-related insurance products and services we offer to our business credit card customers through our insurance subsidiaries.

The managed portfolio of Advanta Business Cards grew from approximately $2.0 billion at December 31, 2001 to approximately $2.6 billion at December 31, 2002. In 2002, substantially all of Advanta's total revenues from continuing operations were derived from Advanta Business Cards. See Note 18 to the consolidated financial statements for additional segment financial information about Advanta Business Cards.

Originations

We originate, directly and through the use of third parties, substantially all of our business credit card accounts using direct marketing techniques, including direct mail, telemarketing solicitation and the Internet. We periodically mail solicitations for an Advanta MasterCard or Visa business credit card. Similarly, we use inbound and outbound telemarketing to solicit applicants. We offer applications online. To a limited extent, we also market our business credit cards to small businesses at industry trade shows and other forums. We originated over 241,000 new business credit card accounts during the year ended December 31, 2002.

Our sources for potential customers include credit reporting agencies, customer lists from establishments with a small business customer base, strategic alliances with companies and associations with a small business customer base and linking with websites on the Internet that serve small businesses. In an effort to expand our customer reach, we are testing new sources for identifying potential customers. We target prospects for our small business credit card products using relevant information from the sources described above, historical solicitation data and proprietary segmentation methods. Our targeting models are continually updated to reflect changes in the competitive environment.

Underwriting

We have developed sophisticated modeling techniques for assessing the creditworthiness of applicants. Because the owner of the business is a joint obligor on our business credit card, we may consider credit-related and other relevant data about both the business and the individual owner of the business in our assessment of the creditworthiness of potential cardholders. Through the application process, we verify the applicant's demographic information and collect relevant information about the applicant's business, including current sales and income statistics. This information, coupled with credit reports received from external credit reporting agencies, forms the basis for our decision to extend credit. Using a proprietary credit scoring system and other statistical techniques, we evaluate common applicant characteristics and their perceived correlation to credit risk. Periodically, our scoring models are updated to maintain and enhance their predictability.

Pricing

We continually test different pricing and reward strategies. Our pricing and reward strategies include a combination of promotional pricing and cashback or other rewards and/or rebates, including travel rewards, based on spending levels. The level of cashback rewards may also vary by the type of transaction. Our offers are subject to verification of information provided by the potential cardholder through the application process.

We offer primarily variable rate credit card accounts. The periodic interest rates assessed on balances in most of these accounts are indexed to LIBOR or the Prime Rate, plus an add-on percentage or spread. In most cases, the rate will change with changes in LIBOR or the Prime Rate, as applicable, and is subject to a minimum below which the rate cannot fall. In addition, the rate may vary depending on the type of

transaction. For example, cash advances are generally subject to higher interest rates than merchandise purchase transactions. With notice, we may reprice any account at our discretion, based upon a variety of factors indicating a risk of future nonpayment, such as changes in a cardholder's credit standing. The credit line size may also be adjusted up or down based on our continual credit monitoring. To discourage delinquent payments, we use "penalty pricing" and automatically increase the interest rate assessed on any account that becomes in default in accordance with the terms of the applicable account agreement. The amount of the automatic increase may vary, but typically we add 3% or greater to the existing interest rate on an account.

Servicing and Collections

We perform most of the servicing and collections for our business credit card accounts in-house. Certain data processing and administrative functions associated with the servicing of our business credit card portfolio are outsourced to First Data Resources, Inc. Services performed by First Data Resources, Inc. include: authorizing transactions through the MasterCard and Visa systems; performing billing and settlement processes; generating and monitoring monthly billing statements; and issuing credit card plastics and new account agreements.

Customer Service and Support

We maintain several channels of communication for our customers, including a toll-free phone number, e-mail, postal and facsimile services. In addition, we leverage numerous technology solutions to manage key performance indicators and to increase efficiencies and reduce costs. We maintain multi-site contact centers in Spring House, Pennsylvania and Draper, Utah. Each contact center is managed as a virtual call center so that functions can be performed seamlessly regardless of geographic location. Our customer service function works closely with other functions across the Advanta Business Cards organization to achieve seamless service and problem resolution. Our strategy is to maximize every contact opportunity to provide best in class service to our customers and to create customer loyalty.

Delinquencies and Collections

We have a collections staff to provide the collection activities for our business credit cards. Accounts are "contractually delinquent" if the minimum payment is not received by the due date. We discourage delinquent payments by assessing a late fee and using "penalty pricing" as described above. The collections staff pursues late payments aggressively and immediately.

Efforts to collect contractually delinquent credit cards currently are made by our collections personnel or their designees. Collection activities include statement messages, formal collection letters and telephone calls. Collection personnel initiate telephone contact with delinquent cardholders as early as the first day the cardholder becomes contractually delinquent. Based on the use of behavioral scoring and adaptive control techniques, we determine the timing of the collection activity to be implemented for each account. If initial telephone contact fails to resolve the delinquency, we continue to contact the cardholder by telephone and by mail.

Delinquency levels are monitored by management of our collections and credit departments, and information is reported daily to senior management. Efforts to collect delinquent and charged-off accounts are generally made by our collection group and supplemented in certain cases by external collection agencies. Our credit evaluation, servicing and charge-off policies and collection practices may change from time to time in accordance with our business judgment and applicable laws and regulations.

Venture Capital Investments

We make venture capital investments through certain of our affiliates, including Advanta Partners LP and Advanta Growth Capital Fund LP. Advanta Partners LP focuses primarily on growth capital financings, restructurings and management buyouts in the financial services, electronic commerce relationship management services and other consumer and data information management services industries. Advanta Growth Capital Fund LP. focuses primarily on earlier stage investment opportunities in the technology and information services sectors. The investment objective of our investment affiliates is to earn attractive returns by building the long-term values of the businesses in which they invest. Our investment affiliates combine transaction expertise, management skills and a broad contact base with strong industry-specific knowledge.

We actively monitor the performance of our venture capital investments, and employees and officers of our investment affiliates participate on the boards of directors of some investees. Our investments in specific companies and industry segments may vary over time. We primarily invest in privately-held companies, including early stage companies. These investments are inherently risky as the market for the technologies and products the investees have under development may never materialize. See Note 18 to the consolidated financial statements for additional segment financial information about our venture capital investments.

Advanta Insurance

Our life/health and property/casualty insurance subsidiaries, Advanta Life Insurance Company and Advanta Insurance Company, respectively, provide insurance and related products mostly to existing Advanta customers. Together with unaffiliated insurance carriers, we offer specialty credit-related insurance products and services to our existing business credit card and leasing customers. Advanta Insurance uses direct mail marketing and telemarketing to enroll customers in these programs. The focus of these products is on the customer's ability to repay their debt. These products include coverage for loss of life, disability, involuntary unemployment, accidental death, and lost or damaged equipment. Our insurance subsidiaries generally reinsure all or a portion of the risks associated with these products or services. Under reinsurance agreements, our insurance subsidiaries assume a proportional quota share of the risk from the unaffiliated insurance carriers. In consideration for assuming these risks, our insurance subsidiaries receive reinsurance premiums equal to the proportional percentage of the net premiums collected by the insurance carriers, less a ceding fee as defined by the reinsurance treaties, and proportional acquisition expenses, premium taxes and loss payments made by the carriers on these risks.

Depository Institutions

We own two depository institutions, Advanta Bank Corp. and Advanta National Bank. Advanta Bank Corp. is an industrial loan corporation organized under the laws of the State of Utah with its principal executive offices located in Draper, Utah. Advanta Bank Corp.'s principal activity consists of the issuance of the "Advanta Business Card" credit card to small businesses. Prior to first quarter 2001, Advanta Bank Corp. also was involved in our small ticket equipment leasing business and our mortgage business. We no longer operate a mortgage business or originate new equipment leases. However, Advanta Bank Corp. continues to be involved as the servicer of our small ticket equipment leasing business because we are continuing to service our existing lease portfolio. See "— DISCONTINUED OPERATIONS."

Advanta National Bank is a national banking association organized under the laws of the United States of America with its headquarters and sole branch currently located in Wilmington, Delaware. Prior to the closing of the Mortgage Transaction, we conducted a large portion of our mortgage business through Advanta National Bank.

Deposit, Savings and Investment Products

Deposits with each of our bank subsidiaries are insured by the Federal Deposit Insurance Corporation ("FDIC"). Through our banks we are able to offer a range of insured deposit products. Advanta Bank Corp.'s deposit products include money market savings accounts, retail certificates of deposit and large denomination certificates of deposit of $99,000 or more. Advanta Bank Corp. generates retail deposits from repeat deposits from existing customers and from new depositors attracted by direct mail solicitations, newspaper and other media advertising, and the Internet.

In the past, Advanta National Bank's deposit products have included money market savings accounts, retail certificates of deposit and large denomination certificates of deposit of $99,000 or more. Following the Mortgage Transaction, Advanta National Bank had excess cash liquidity. As a result, Advanta National Bank suspended originating deposit accounts.

At December 31, 2002, we had total deposits of approximately $714 million at our banks, compared to approximately $637 million as of December 31, 2001. Substantially all of the deposits at December 31, 2002 and 2001 were at Advanta Bank Corp.

Since 1951, Advanta Corp. and its predecessor, Teachers Service Organization, Inc., have offered unsecured debt securities of the corporation, in the form of RediReserve Certificates and Investment Notes, to retail investors through our retail note programs. Advanta Corp. has sold these debt securities, also referred to in this Form 10-K as "retail notes," predominantly on a direct basis in select states. The RediReserve Variable Rate Certificates are payable on demand and the maturities on the Investment Notes range from 90 days to ten years. The RediReserve Certificates and Investment Notes generally require an initial minimum investment of $5,000 and are obligations of Advanta Corp. and are not insured or guaranteed by any public or private entity. We change the interest rates that we offer frequently, depending on market conditions and our funding needs. The rates also vary depending on the size of each investment. At December 31, 2002, approximately $316 million of RediReserve Certificates and Investment Notes were outstanding with interest rates ranging from 2.75% to 11.56%.

DISCONTINUED OPERATIONS

Advanta Leasing Services

Overview

On January 23, 2001, we announced that after a thorough review of strategic alternatives available for our leasing business, we decided to cease originating new equipment leases. However, we are continuing to service the existing leasing portfolio.

Prior to January 23, 2001, Advanta Leasing Services, a business unit of Advanta, offered flexible lease financing programs to small businesses. The primary products that we offered through our leasing business consisted of leases for small-ticket items such as computers, copiers, fax machines and other office equipment.

Advanta Leasing Services originated and funded its leases and other equipment financing arrangements through Advanta Bank Corp. Advanta Business Services Corp. conducted the marketing, lease originations, customer service and collections for our leasing business.

Our leases are generally priced on a fixed rate basis. At December 31, 2002, the leases in our managed portfolio, consisting of owned and securitized lease receivables, had an average lease size of approximately $5,200 and an average lease term remaining of approximately 20 months.

Managed lease receivables at December 31, 2002 totaled approximately $196 million, compared to approximately $421 million at December 31, 2001. By the end of 2003, the managed lease receivables are expected to total approximately $75 million. See Note 22 to the consolidated financial statements for additional financial information about Advanta Leasing Services.

Originations

Prior to our decision to cease new leasing originations, Advanta Leasing Services originated leases through marketing programs, vendors, brokers and bulk or portfolio purchases.

Servicing and Collections

We are continuing to service the existing portfolio of equipment leases. As part of our servicing we will continue to perform collection activities with respect to delinquent contracts. Each lease contract has a provision for assessing late charges in the event that a customer fails to make a payment on the contract on the related due date. We typically initiate telephone contact when an account is between one and 16 days past due, depending on certain established criteria. Telephone contact is continued throughout the delinquency period. If the account continues to be delinquent, Advanta Leasing Services may exercise any remedies available to it under the terms of the contract, including termination and acceleration of the payments due pursuant to the lease contract. We evaluate each contract on the merits of the individual situation taking into consideration the equipment value and the current financial strength of the customer.

If collection activities are unsuccessful, we typically charge off the account at 120 days past due. An account may be charged off prior to 120 days if we determine that no further payments will be made. In cases where the customer files for bankruptcy, Advanta Leasing Services' Legal Recovery Department follows up with the debtor to determine whether the debtor intends to assume or reject the contract. In many cases,

although the customer has filed for bankruptcy protection from its creditors, it continues to make regular payments on its contract. At the time a non-bankruptcy account is charged off, the account is referred to our in-house litigation department to determine whether we will pursue the customer or any personal guarantor on the contract through litigation. If we determine not to pursue an account through litigation it may be referred to a third party collection agency to enforce the original terms of the contract.

Advanta Mortgage

Effective February 28, 2001, we completed the Mortgage Transaction and no longer operated a mortgage business. In accordance with the terms of the purchase and sale agreement, Buyer acquired substantially all of the assets and operating liabilities associated with our mortgage business for a purchase price, net of operating liabilities assumed by Buyer, exceeding $1 billion. Following the Mortgage Transaction, we retained contingent liabilities, primarily relating to litigation arising out of the operation of the mortgage business through the Closing Date, that were not specifically assumed by Buyer. See "— OVERVIEW."

Prior to the closing of the Mortgage Transaction, Advanta Mortgage, a business unit of Advanta, offered a broad range of mortgage products and services to consumers throughout the country. Advanta Mortgage originated and serviced non-conforming credit first and second lien mortgage loans, including home equity lines of credit. In addition to servicing and managing the loans we originated, Advanta Mortgage serviced the home equity loans of unaffiliated third parties through our subservicing business. Subserviced loans were not included in our portfolio of managed receivables and we did not bear the risk of credit loss on our subserviced portfolio.

Prior to the closing of the Mortgage Transaction, at December 31, 2000, Advanta Mortgage's portfolio of subserviced loans totaled approximately $7.9 billion and our total serviced portfolio, including the "subserviced" portfolio, was $15.8 billion. See Note 22 to the consolidated financial statements for additional financial information about Advanta Mortgage.

GOVERNMENT REGULATION

Advanta Corp.

Advanta Corp. is not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). We own Advanta National Bank, which is a "bank" as defined under the BHCA, as amended by the Competitive Equality Banking Act of 1987 ("CEBA"). However, under grandfathering provisions of CEBA, we are not required to register as a bank holding company because Advanta National Bank, which takes demand deposits but does not make commercial loans, did not come within the BHCA definition of the term "bank" prior to the enactment of CEBA. Under CEBA, our other banking subsidiary, Advanta Bank Corp., also is not considered a "bank" for purposes of the BHCA. Accordingly, our ownership of Advanta Bank Corp. does not impact our exempt status under the BHCA. Because we are not a bank holding company, we are not subject to examination by the Federal Reserve Board, other than for purposes of assuring continued compliance with the CEBA restrictions discussed below.

Under CEBA, Advanta National Bank is subject to certain restrictions, such as the limitation that it may either take demand deposits or make commercial loans, but may not do both. In addition, under CEBA Advanta National Bank may not acquire control of more than 5% of the stock or assets of an additional "bank" or "savings association," as these terms are defined in the BHCA. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (the "GLB Act") was adopted on November 12, 1999 and became effective on May 12, 2000. Prior to the enactment of the GLB Act, if Advanta Corp. or Advanta National Bank had ceased complying with the restrictions set forth in CEBA, registration as a bank holding company under the BHCA would have been required. Registration as a bank holding company is not automatic and, if we were to register, it would subject us and our subsidiaries to inspection and regulation by the Federal Reserve Board. Under the GLB Act, should Advanta Corp. or Advanta National Bank fail to comply with any of the restrictions applicable to them under CEBA, there is a 180-day right to cure period following receipt of a notice from the Federal Reserve Board. The opportunity to cure or remediate an activity that is out of compliance significantly reduces the risk that Advanta Corp. will be required to register as a bank holding company under the BHCA.

Advanta Bank Corp.

Advanta Bank Corp., a Utah-chartered industrial loan corporation, is a depository institution subject to regulatory oversight and examination by both the FDIC and the Utah Department of Financial Institutions. See "— Regulatory Agreements." Under its banking charter, Advanta Bank Corp. may make consumer and commercial loans and may accept all FDIC-insured deposits other than demand deposits such as checking accounts.

Advanta Bank Corp. is subject to provisions of federal law which restrict and control its ability to extend credit and provide or receive services between affiliates. In addition, the FDIC has regulatory authority to prohibit Advanta Bank Corp. from engaging in any unsafe or unsound practice in conducting its business.

Advanta Bank Corp. is subject to capital adequacy guidelines issued by the Federal Financial Institutions Examination Council (the "FFIEC"). These guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and consider off-balance sheet exposures in determining capital adequacy. Under the rules and regulations of the FFIEC, at least half of a bank's total capital is required to be "Tier I capital," comprised of common equity, retained earnings and a limited amount of non-cumulative perpetual preferred stock. The remaining capital, "Tier II capital," may consist of other preferred stock, certain hybrid debt/equity instruments, a limited amount of term subordinated debt or a limited amount of the reserve for possible credit losses. The FFIEC has also adopted minimum leverage ratios for banks, which are calculated by dividing Tier I capital by total average assets. Recognizing that the risk-based capital standards address only credit risk, and not interest rate, liquidity, operational or other risks, many banks are expected to maintain capital in excess of the minimum standards.

In addition, pursuant to provisions of the FDIC Improvement Act of 1991 (the "FDICIA") and related regulations with respect to prompt corrective action, FDIC-insured institutions such as Advanta Bank Corp. may only accept brokered deposits without FDIC permission if they meet specified capital standards, and are subject to restrictions with respect to the interest they may pay on deposits unless they are "well-capitalized." To be "well-capitalized" under the prompt corrective action provisions, a bank must have a ratio of combined Tier I and Tier II capital to risk-weighted assets of not less than 10%, Tier I capital to risk-weighted assets of not less than 6%, and a Tier I to average assets of not less than 5%. In each case, at December 31, 2002, Advanta Bank Corp. met the capital requirements of the FDICIA and had capital at levels a bank is required to maintain to be classified as "well capitalized" under the regulatory framework for prompt corrective action. See Note 16 to the consolidated financial statements.

Advanta National Bank

Advanta National Bank is subject to regulation and periodic examination, primarily by the Office of the Comptroller of the Currency (the "OCC"). The OCC's regulations relate to the maintenance of reserves for certain types of deposits and other products offered by a bank, the maintenance of certain financial ratios, the terms on which a bank may engage in transactions with its affiliates and a broad range of other banking practices. As a national bank, Advanta National Bank is also subject to provisions of federal law which restrict its ability to extend credit to its affiliates or pay dividends to Advanta Corp.

Advanta National Bank is subject to the FFIEC capital adequacy guidelines and the FDICIA provisions for accepting brokered deposits described above. See "— Advanta Bank Corp."

Presently, Advanta National Bank is required to maintain capital in excess of the minimum regulatory standards. At December 31, 2002, Advanta National Bank had capital at levels a bank is required to maintain to be classified as "well-capitalized" under the regulatory framework for prompt corrective action. However, Advanta National Bank does not meet the definition of "well-capitalized" because of the existence of its agreement with the OCC, even though it has achieved the higher imposed capital ratios required by the agreement with the OCC. See Note 16 to the consolidated financial statements and "— Regulatory Agreements."

Regulatory Agreements

In 2000, Advanta Bank Corp. entered into agreements with its bank regulatory agencies, primarily relating to the bank's subprime lending operations. These agreements imposed temporary deposit growth limits at

Advanta Bank Corp. and required prior regulatory approval of cash dividends. In April 2002, the agreements were removed and, as a result, the restrictions in the agreements on deposit growth and payment of cash dividends are no longer applicable. In connection with removing the agreements, Advanta Bank Corp. reached an understanding with its regulators, reflecting continued progress in our ongoing efforts to enhance Advanta Bank Corp.'s practices and procedures. Effective October 2002, the understanding was revised. The revised understanding replaces the provisions of the prior understanding and provides for the bank to enhance certain of its internal planning and monitoring processes. The revised understanding is consistent with the manner in which Advanta Bank Corp. is currently operating its business and includes no restrictions expected to have any impact on our financial results.

In 2000, Advanta National Bank also reached agreements with its bank regulatory agency, primarily relating to the bank's subprime lending operations. The agreements established temporary asset growth limits at Advanta National Bank, imposed restrictions on taking brokered deposits and required that Advanta National Bank maintain certain capital ratios in excess of the minimum regulatory standards. In 2001, Advanta National Bank entered into an additional agreement with its regulatory agency regarding restrictions on new business activities and product lines at Advanta National Bank after the Mortgage Transaction, and the resolution of outstanding Advanta National Bank liabilities. The agreement also reduced the capital requirements for Advanta National Bank to 12.7% for Tier 1 and Total capital to risk-weighted assets, and to 5% for Tier 1 capital to adjusted total assets as defined in the agreement. In addition, the agreement prohibits the payment of dividends by Advanta National Bank without prior regulatory approval. Management believes that Advanta National Bank was in compliance with its regulatory agreement at December 31, 2002.

Lending Activities

Although our current lending activities are principally directed to small businesses, certain aspects of various federal and state laws, including the Equal Credit Opportunity Act, the Community Reinvestment Act, the Electronic Funds Transfer Act, the Truth-in-Lending Act, the Fair Credit Reporting Act (the "FCRA") and the Soldiers' and Sailors' Relief Act, apply to our lending activities. To the extent applicable, provisions of these statutes and related regulations require that certain disclosures be made to borrowers, prohibit discriminatory practices in extending credit, prohibit sending unsolicited credit cards, require our FDIC-insured banking institutions to serve the banking needs of their local communities, provide certain credit protections for activated military borrowers and regulate the dissemination and use of information relating to a borrower's creditworthiness.

Important provisions of the FCRA that preempt individual states from enacting their own, different laws will expire on January 1, 2004. The provisions, some of which apply to our lending activities, relate to prescreening rules, credit bureau reinvestigation responsibilities in response to consumer disputes, adverse action requirements, information contained in a consumer report, responsibilities of data furnishers and the exchange of information among affiliated companies. If the provisions are not reenacted by Congress, states would be able to adopt different laws, potentially with different requirements in each of these areas, which could increase our operational and compliance costs. There can be no assurance that the provisions will be reenacted or that they will be reenacted in the same form as they exist today and therefore it is possible that states will not be preempted from adopting their own laws in the future.

Additionally, the GLB Act contains privacy requirements dealing with the use of nonpublic information about consumer customers. Retail deposit customers of Advanta National Bank and Advanta Bank Corp. as well as investors who purchase Advanta Corp.'s retail notes are subject to the GLB Act and its accompanying regulations. The GLB Act is not preemptive and states may impose additional requirements.

Dividends

There are various legal limitations on the extent to which national banks, including Advanta National Bank, can supply funds through dividends to their parent companies or affiliates. The prior approval of the OCC is required if the total of all dividends declared by the national bank in any calendar year exceeds its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus accounts. In addition, a national bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts. The OCC also has authority under the Financial

Institutions Supervisory Act to prohibit a national bank from engaging in any unsafe or unsound practice in conducting its business. It is possible, depending upon the financial condition of the bank in question and other factors, that the OCC, pursuant to its authority under the Financial Institutions Supervisory Act, could claim that a dividend payment might under some circumstances be an unsafe or unsound practice.

Under Advanta National Bank's current agreement with the OCC, Advanta National Bank is not eligible to pay any dividends without the OCC's prior approval. See "— Regulatory Agreements."

Transfers of Funds

Sections 23A and 23B of the Federal Reserve Act and applicable regulations also impose restrictions on Advanta National Bank and Advanta Bank Corp. These restrictions limit the transfer of funds by the depository institution to certain of its affiliates, including Advanta Corp., in the form of loans, extensions of credit, investments or purchases of assets. These transfers by any one depository institution to us or any other single affiliate are limited in amount to 10% of the depository institution's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of the depository institution's capital and surplus. These loans and extensions of credit are also subject to various collateral requirements. Sections 23A and 23B of the Federal Reserve Act also require generally that the depository institution's transactions with its affiliates be on terms no less favorable to the bank than comparable transactions with unrelated third parties. In addition, in order for us to maintain our grandfathered exemption under CEBA, Advanta National Bank is not permitted to make any loans to us or any of our subsidiaries.

Regulation of Insurance

Our insurance subsidiaries are subject to the laws and regulations of, and supervision by, the states in which they are domiciled or have obtained authority to transact insurance business. These states have adopted laws and regulations which govern all insurance policy underwriting, rating, licensing, marketing, administration and financial operations of an insurance company, including dividend payments and financial solvency. In addition, our insurance subsidiaries have registered as an Arizona Holding Company which requires an annual registration and the approval of certain transactions between all affiliated entities.

The maximum dividend that any of our insurance subsidiaries can distribute to Advanta Corp., in any twelve-month period, without prior approval of the State of Arizona Department of Insurance, is the lesser of:

- 10% of the subsidiary's statutory surplus; or
- for any given twelve-month period, the subsidiary's net income, if it is a life insurance company; or
- for any given twelve-month period, the subsidiary's net investment income, if it is a property and casualty insurance company.

The State of Arizona has adopted minimum risk-based capital standards as developed by the National Association of Insurance Commissioners. Risk-based capital is the quantification of an insurer's investment, underwriting, reserve and business risks in relation to its total adjusted capital and surplus. The ratio of an insurer's total adjusted capital and surplus is compared to various levels of risk-based capital to determine what intervention, if any, is required by either the insurance company or an insurance department. At December 31, 2002, our insurance subsidiaries met all risk-based capital standards and required no intervention by any party.

Our insurance subsidiaries reinsure risks using underwriting insurance practices and rates which are regulated in part or fully by state insurance departments. State insurance departments continually review and modify these rates based on prior historical experience. Any modifications may impact the future profitability of our insurance subsidiaries.

Legislative and Regulatory Developments

The banking and finance businesses in general are the subject of extensive regulation at the state and federal levels, and numerous legislative and regulatory proposals are advanced each year which, if adopted, could affect our profitability or the manner in which we conduct our activities. It is impossible to determine the

extent of the impact of any new laws, regulations or initiatives, or whether any of the federal or state proposals will become law.

In the second quarter of 2002, the bank regulatory agencies issued an interagency advisory that required accrued interest receivable relating to securitized credit cards to be treated as a subordinated residual interest for regulatory capital calculations no later than December 31, 2002. Advanta Bank Corp. and Advanta National Bank adopted this guidance effective December 31, 2002. The adoption of this interagency guidance did not impact the regulatory capital requirements of Advanta National Bank. The adoption of this interagency guidance at Advanta Bank Corp. resulted in Advanta Bank Corp.'s combined total capital ratio being reduced by approximately six percentage points.

The USA PATRIOT Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 (the "USA Patriot Act") was enacted on October 26, 2001 and is intended to detect and prosecute terrorism and international money laundering. The USA Patriot Act establishes new standards for verifying customer identification incidental to the opening of new accounts, including our business credit card and bank deposit accounts. Both Advanta Bank Corp. and Advanta National Bank have undertaken appropriate measures to comply with the USA Patriot Act and associated regulations. Other provisions of the USA Patriot Act provide for: special information sharing procedures governing communications with the government and other financial institutions with respect to suspected terrorists and money laundering activity; and enhancements to suspicious activity reporting, including electronic filing of suspicious activity reports over a secure filing network.

Congress is considering legislation that would enhance the authority for banks to pay interest on business checking accounts and to fully implement interstate banking. With respect to both of these legislative proposals, there are initiatives under consideration that would limit their applicability so that they would not be applicable to state-chartered industrial banks, such as Advanta Bank Corp. If the proposals are so limited, Advanta Bank Corp. may lose future flexibility in branch locations or offering new products.

Other federal legislative proposals that may impact Advanta and its businesses include privacy initiatives to restrict the permissible use of customer-specific credit information and statutory changes to those aspects of the Truth in Lending Act that are applicable to our business. In addition, Congress is continuing to consider legislation to reform the Bankruptcy Code. The bankruptcy reform bills would require that debtors pass a means test to determine eligibility for bankruptcy relief while adding new consumer protections, such as new minimum payment and introductory rate disclosures for some credit card products and exemptions for retirement savings in bankruptcy. While directed at consumer bankruptcies, if adopted the bankruptcy reform initiatives could also impact small businesses that file for bankruptcy liquidation under Chapter 7 of the Bankruptcy Code.

Our current marketing is based on direct marketing to small businesses using primarily direct mail, telemarketing solicitations and the Internet. There are a number of federal and state legislative initiatives to restrict the use of unsolicited commercial e-mail and telemarketing to wireless telephones and to strengthen "do not call list" laws. Additionally, the Federal Trade Commission has adopted amendments to its rules that include a proposal for a nationwide registry for consumers who wish to block telemarketing calls. While these proposals are intended to apply to individual consumers, the practical application may impact our marketing to small businesses as well.

Additionally, federal and state legislatures as well as government regulatory agencies are considering legislative and regulatory initiatives related to credit scoring disclosure, minimum monthly payments and other aspects of credit card lending and marketing. While these are generally directed at consumer transactions, it is possible that if any were to become effective they could impact small business lending.

COMPETITION

As a marketer of credit products, we face intense competition from numerous financial services providers. Within the highly competitive bank credit card industry there is increased competitive use of advertising, target marketing and pricing competition with respect to both interest rates and annual cardholder fees as both traditional and new credit card issuers seek to expand or to enter the market. Many of our competitors are

substantially larger and have more capital and other resources than we do. Competition among lenders can take many forms, including convenience in obtaining a loan, the size of their existing customer base and the ability to cross sell products to that customer base, customer service, size of loans, interest rates and other types of finance or service charges, the nature of the risk the lender is willing to assume and the type of security, if any, required by the lender. We have responded to the increased competition in the bank credit card industry primarily by marketing cards to a target market of small businesses with promotional pricing, including low or zero introductory rates, and rewards products tailored to the needs of our small business customers. Although we believe we are generally competitive in most of the geographic areas in which we offer our products and services, there can be no assurance that our ability to market our products and services successfully or to obtain an adequate yield on our loans will not be impacted by the nature of the competition that now exists or may develop.

In seeking investment funds from the public, we face competition from banks, savings institutions, money market funds, mutual funds, credit unions and a wide variety of private and public entities that sell debt securities, some of which are publicly traded. Many of our competitors are larger and have more capital and other resources than we have. Competition relates to matters such as: rate of return, collateral, insurance or guarantees applicable to the investment, if any; the amount required to be invested; convenience and the cost to and conditions imposed upon the investor in investing and liquidating the investment, including any commissions which must be paid or interest forfeited on funds withdrawn; customer service; service charges, if any; and the taxability of interest.

EMPLOYEES

As of December 31, 2002, we had 889 employees. We believe that we have good relationships with our employees. None of our employees is represented by a collective bargaining unit.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our principal Internet address is http://www.advanta.com. Through http://www.advanta.com our annual, quarterly and current reports, and amendments to those reports, are made available free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing or telephoning us at the following address or telephone number: Investor Relations, Advanta Corp., Welsh & McKean Roads, P.O. Box 844, Spring House, Pennsylvania 19477, telephone: (215) 444-5335.

Information or statements provided by the Company from time to time may contain certain "forward-looking information" including information relating to: anticipated earnings per share; anticipated returns on equity; anticipated growth in loans outstanding and credit card accounts; anticipated net interest margins; anticipated operating expenses and employment growth; the level of new account acquisitions, customer spending and account attrition; anticipated payment and prepayment rates of outstanding loans; anticipated marketing expense; estimated values of our retained interests in securitizations and anticipated cash flows; our ability to replace existing credit facilities, when they expire, with appropriate levels of funding on similar terms and conditions; the value of the investments that we hold; anticipated delinquencies and charge-offs; realizability of net deferred tax asset; and anticipated outcome and effects of litigation. The cautionary statements provided below are being made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995 (the "Act") and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act for any such forward-looking information.

We caution readers that any forward-looking information provided by us is not a guarantee of future performance and that actual results may differ materially from those in the forward-looking information as a result of various factors, including but not limited to:

- Increased credit losses and collection costs associated with a worsening of general economic conditions, rising interest rates, shifts in product mix within our portfolio of loans, rising delinquency levels, increases in the number of customers seeking protection under the bankruptcy laws resulting in accounts being charged off as uncollectible, and the effects of fraud by third parties or customers.
- Intense and increasing competition from numerous providers of financial services who may employ various competitive strategies. We face competition from originators of business credit cards, some of which have greater resources than we do.
- The completion of post-closing procedures following the Mortgage Transaction and revisions to estimated charges associated with the discontinued operations of our mortgage and leasing businesses.
- The effects of interest rate fluctuations on our net interest margin and the value of our assets and liabilities; the continued legal or commercial availability of techniques, including loan pricing and repricing, hedging and other techniques, that we use or may use to manage the risk of those fluctuations.
- Difficulties or delays in the securitization of our receivables and the resulting impact on the cost and availability of such funding. Difficulties and delays may result from the current economic, legal, regulatory, accounting and tax environments and adverse changes in the performance of the securitized assets or the market for asset-backed securities generally.
- The amount, type and cost of financing available to us, including securitization of our receivables and secured financing, and any changes to that financing including any impact from changes in the current economic, legal, regulatory, accounting and tax environments, adverse changes in the performance of our loan portfolio, any impact from changes in the ratings on our debt or the debt of our subsidiaries and the activities of parties with which we have agreements or understandings, including any activities affecting any investment.
- Factors affecting our aggregate number of accounts or receivable balances, and the growth rate thereof, including the amount of actual marketing investment made by us, changes in cardholder behavior or preferences affecting product mix, retention of cardholders after promotional periods have expired, the rate of repayment of receivable balances, changes in general economic conditions and other factors beyond our control.
- The impact of "seasoning" (the average age of a lender's portfolio) on our level of delinquencies and losses which may require a higher allowance for receivable losses for on-balance sheet assets and may adversely impact securitization income. The addition of account originations or balances and the attrition of those accounts or balances could significantly impact the seasoning of our overall portfolio.
- The amount of, and rate of growth in, our expenses (including employee and marketing expenses) as our businesses develop or change and we expand into new market areas; the acquisition or disposition of assets (interest-earning, fixed or other); and the effects of changes within our organization or in our compensation and benefit plans.
- Difficulties or delays in the development, production, testing and marketing of products or services, including, but not limited to, a failure to implement new product or service programs when anticipated, the failure of or delay in customers' acceptance of these products or services, losses associated with the testing and implementation of new products or services or financial, legal or other difficulties as may arise in the course of such implementation.
- The effects of, and changes in, tax laws, rates, regulations and policies.
- The effects of, and changes in, political conditions, social conditions and general economic conditions, including inflation, recession or other adverse economic conditions.

- The effects of, and changes in the level of scrutiny, regulatory requirements and regulatory initiatives, including restrictions and limitations imposed by banking laws, examinations, audits, and agreements between our bank subsidiaries and their regulators, resulting from the fact that our banking and finance businesses are highly regulated and subject to periodic review and examination by federal and state regulators, including the OCC and the FDIC.
- The effects of, and changes in, monetary and fiscal policies, federal and state laws and regulations (financial, consumer, regulatory or otherwise), and other activities of governments, agencies and other similar organizations, including the OCC and the FDIC.
- The costs and other effects of legal and administrative cases and proceedings, settlements and investigations, claims and changes in those items, developments or assertions by or against us or any of our subsidiaries arising in the ordinary course of business or in connection with our discontinued operations.
- Adoptions of new, or changes in existing, accounting policies and practices and the application of such policies and practices.
- The proper design and operation of our disclosure controls and procedures.
- Our relationships with customers, significant vendors and business partners.
- Our ability to attract and retain key personnel.

Item 2. *Properties*

At December 31, 2002, Advanta owned two buildings in Horsham, Pennsylvania totaling approximately 198,000 square feet. Since the closing of the Mortgage Transaction, these buildings have been 100% leased to Buyer. At December 31, 2002, Advanta leased approximately 109,511 square feet in Spring House, Pennsylvania for its principal executive and corporate offices and for use by Advanta Business Cards. In addition, Advanta leased approximately 21,474 square feet in two buildings in the Pennsylvania suburbs of Philadelphia for certain corporate staff functions. Advanta leased approximately 21,328 square feet in Voorhees, New Jersey that is primarily used by our leasing business unit. Advanta also leased approximately 12,000 square feet of office space and 3,000 square feet of storage space in two buildings in Gibbsboro, New Jersey for our leasing and business cards operations. In Delaware, Advanta leased approximately 36,589 square feet of office space for Advanta National Bank and for other corporate and business cards operations, approximately 16,644 of this office space is subleased to an unrelated third party. In New York, Advanta leased approximately 6,000 square feet of office space in two buildings for Advanta Partners LP and Advanta Growth Capital Fund, LP. Advanta also leased approximately 50,625 square feet of office space in Draper, Utah for Advanta Bank Corp.

In addition to the principal locations in Pennsylvania, New Jersey, New York, Delaware and Utah, until February 28, 2001, Advanta leased approximately 84,923 square feet of office space in twenty-one states to support the mortgage loan production offices and an additional 6,213 square feet of office space in five states to support Advanta Mortgage and Advanta Leasing Services. Since Advanta ceased origination of new leases and exited the mortgage business in the first quarter of 2001, Advanta has been buying out, assigning or subleasing these spaces. Accordingly, as of December 31, 2002, the remaining leased space totaled approximately 17,576 square feet.

At December 31, 2002, the total leased and owned office space was approximately 459,459 square feet.

Item 3. *Legal Proceedings*

On January 22, 1999, Fleet and certain of its affiliates filed a lawsuit against Advanta Corp. and certain of its subsidiaries in Delaware Chancery Court. Fleet's allegations, which we deny, center around Fleet's assertions that we failed to complete certain post-closing adjustments to the value of the assets and liabilities we contributed to Fleet Credit Card LLC in connection with the Consumer Credit Card Transaction in 1998. We filed an answer to the complaint, and we also filed a countercomplaint against Fleet for damages we believe have been caused by certain actions of Fleet. As a result of related litigation with Fleet, $70.1 million of our reserves in connection with this litigation were funded in an escrow account in February 2001. On January 22, 2003, the trial court issued a decision ruling on all but one of the remaining issues, and ordered further briefing on the remaining outstanding issue. In the year ended December 31, 2002, we recognized a $43.0 million pretax loss on the transfer of our consumer credit card business, representing the estimated impact of implementing the court's decisions. This amount represents the amount in excess of the reserves we have been

carrying for the litigation, which was based on our expectations of the outcome of the litigation. We estimate that the court's decisions will have a favorable impact to our liquidity since we would recoup approximately $8 million in cash from the escrow account funded in February 2001, after payment of amounts due to Fleet. The court's ruling on the remaining outstanding issue and/or the ultimate resolution of any issues that may be appealed could reduce or eliminate the charge to our earnings, although there can be no assurance as to the potential benefit, if any, to earnings at this time.

In an ongoing element of Fleet's disputes with us, Fleet has claimed $508 million of tax deductions from its partnership with us in connection with the Consumer Credit Card Transaction, which are required under the law to be allocated solely to Advanta. As required, we reported these deductions on our 1998 corporate tax return. However, we have not used or booked the benefit from most of these deductions because for tax purposes we have a very substantial net operating loss carryforward. We have approximately $636 million of net operating loss carryforwards at December 31, 2002 and have booked no benefit from $402 million of these net operating loss carryforwards. The deductions are attributable to deductions for bad debt reserves that we expensed in computing our book income or loss before the Consumer Credit Card Transaction, but which were not deductible by Advanta for tax purposes until after the closing of the transaction in 1998. The tax law requires "built in losses" like these to be deducted by the party who contributed the assets to the partnership, in this case, Advanta. The Internal Revenue Service agents who have examined the returns at issue have to ensure that both parties do not obtain the deductions and therefore, following standard practice, proposed to disallow the deductions to both parties until there is a final resolution. The deductions, as well as the allocation of a gain from the sale of a partnership asset of approximately $47 million, are now before the IRS Regional Office of Appeals.

On January 15, 2003, Fleet filed a complaint in Rhode Island Superior Court seeking a declaratory judgment that we indemnify Fleet under the applicable partnership agreement for any damage Fleet incurs by not being entitled to the $508 million of tax deductions. Fleet is also seeking a declaratory judgment that it should not indemnify us for any damages that we incur due to any allocation to Advanta of the $47 million gain on the sale of a partnership asset. Fleet's claim for indemnification appears to be brought by Fleet in the hope that we will advise the IRS that we will agree with a substantial part of Fleet's tax position. On February 28, 2003, we filed a motion to dismiss the complaint. We believe that the indemnification provision in the partnership agreement does not indemnify Fleet for damages incurred related to the tax deductions and that the lawsuit is frivolous, having no legal basis whatsoever. We do not expect this lawsuit or the tax issues discussed above to have a material adverse effect on our financial condition or results of operations.

On December 5, 2000, a former executive of Advanta obtained a jury verdict against us in the amount of $3.9 million in the United States District Court for the Eastern District of Pennsylvania, in connection with various claims against Advanta related to the executive's termination of employment. In September 2001, the District Court Judge issued orders denying both parties' post-trial motions. A judgment in the amount of approximately $6 million, which includes the $3.9 million described above, was entered against Advanta. In September 2001, we filed an appeal to the United States Court of Appeals for the Third Circuit. We have posted a supersedeas bond in the amount of $8 million. On July 8, 2002, the Court of Appeals rendered a judgment affirming in part and reversing in part the judgment. The Court of Appeals reduced the total damage award by approximately $1.1 million and also ordered the District Court to reduce the amount of liquidated damages based on the reduced award. The effect of this decision will be to reduce the judgment to approximately $4.7 million rather than $6 million. On February 24, 2003, the Supreme Court of the United States denied our petition for certiorari seeking a new trial instead of the reduced verdict. The District Court Judge has not yet ruled on the executive's petition for attorney's fees and costs in the amount of approximately $1.4 million, which we have contested. Management expects that the ultimate resolution of this litigation will not have a material adverse effect on our financial position or future operating results, based on the level of reserves we have established in connection with this litigation.

On July 26, 2001, Chase Manhattan Mortgage Corporation ("Chase") filed a complaint against Advanta Corp. and certain of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, that we breached our contract with Chase in connection with the Mortgage Transaction. Chase claims that we misled Chase concerning the value of certain of the assets sold to Chase. In September 2001, we filed an answer to the complaint in which we denied all of the substantive allegations of the complaint and asserted a counterclaim against Chase for breach of contract relating to funds owed by Chase to us in connection with the

transaction. The matter is in discovery and trial is scheduled to begin in January 2004. We believe that the lawsuit is without merit and will vigorously defend Advanta in this litigation. We do not expect this lawsuit to have any impact on our continuing business and, based on the complete lack of merit, we do not anticipate that the lawsuit will have a material adverse impact on our financial position or future operating results.

On November 8, 2001 and January 28, 2002, the accounting firm of Grant Thornton, LLP ("Grant Thornton") filed third-party complaints against Advanta Mortgage Corp., USA ("AMCUSA") in two related lawsuits in the United States District Court for the Southern District of West Virginia. The third-party claims alleged negligent misrepresentation, claiming without specificity or factual support that Grant Thornton received inaccurate information from AMCUSA concerning the amount of loans that AMCUSA had been servicing for the First National Bank of Keystone, West Virginia ("Keystone Bank"). Grant Thornton was the former auditor for Keystone Bank, which failed. Grant Thornton has been sued by the FDIC as receiver of Keystone Bank and by shareholders and others with purported ownership interests in Keystone Bank, alleging that Grant Thornton rendered an unqualified opinion for Keystone Bank's financial statements, when in fact the financial statements fraudulently overstated the bank's assets by more than $500 million. In February 2003, AMCUSA and Grant Thornton agreed to settle the litigation for an amount that is not material to our financial position or the results of our operations.

In addition to the cases described above, Advanta Corp. and its subsidiaries are involved in class action lawsuits, other litigation, claims and legal proceedings arising in the ordinary course of business or discontinued operations, including litigation arising from our operation of the mortgage business prior to the Mortgage Transaction in the first quarter of 2001.

Management believes that the aggregate loss, if any, resulting from these actions will not have a material adverse effect on our financial position or results of our operations based on the level of litigation reserves we have established and our current expectations regarding the ultimate resolutions of these existing actions. Our litigation reserves are estimated based on the status of litigation and our assessment of the ultimate resolution of each action after consultation with our attorneys. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of our litigation, claims and other legal proceedings are influenced by factors outside of our control, it is reasonably possible that our estimated liability under these proceedings may change or that actual results will differ from our estimates. Changes in estimates or other charges related to litigation are included in operating expenses of the respective business segment if related to continuing operations, or gain (loss) on discontinuance of mortgage and leasing businesses if related to discontinued operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

Executive Officers of the Registrant

The applicable Board of Directors elected each of the executive officers of Advanta Corp. and its subsidiaries listed below, to serve at the pleasure of the Board in the capacities indicated.

Name	Age	Office	Date Elected
Dennis Alter	60	Chairman of the Board and Chief Executive Officer	1972
William A. Rosoff	59	Vice Chairman of the Board and President	1996
Jeffrey D. Beck	54	Vice President and Treasurer of Advanta Corp. and President and Chief Investment Officer, Advanta Bank Corp.	2001
Philip M. Browne	43	Senior Vice President and Chief Financial Officer	1998
Christopher J. Carroll	43	Chief Credit Officer	2001
David B. Weinstock	38	Vice President and Chief Accounting Officer	2001

Mr. Alter became Executive Vice President and a Director of Advanta Corp.'s predecessor organization in 1967. He was elected President and Chief Executive Officer in 1972, and Chairman of the Board of Directors in August 1975. Mr. Alter has remained as Chairman of the Board since August 1975. In February 1986, he relinquished the title of President, and in August 1995 he relinquished the title of Chief Executive Officer. In October 1997, Mr. Alter reassumed the title of Chief Executive Officer.

Mr. Rosoff joined Advanta Corp. in January 1996 as a Director and Vice Chairman. In October 1999, Mr. Rosoff became President and Vice Chairman of the Board of Advanta Corp. Prior to joining Advanta Corp., Mr. Rosoff was a long time partner of the law firm of Wolf, Block, Schorr and Solis-Cohen LLP, Advanta Corp.'s outside counsel, where he advised Advanta Corp. for over 20 years. While at Wolf, Block, Schorr and Solis-Cohen LLP, he served as Chairman of its Executive Committee and, immediately before joining Advanta Corp., as a member of its Executive Committee and Chairman of its Tax Department. Mr. Rosoff is a Trustee of Atlantic Realty Trust, a publicly held real estate investment trust.

Mr. Beck joined Advanta Corp. in 1986 as Senior Vice President of Advanta National Bank and was elected Vice President and Treasurer of Advanta Corp. in 1992. In June 2000, Mr. Beck was elected Chief Investment Officer of Advanta Bank Corp. and in May 2001, he was elected President and a Director of Advanta Bank Corp.

Mr. Browne joined Advanta Corp. in June 1998 as Senior Vice President and Chief Financial Officer. Prior to joining Advanta Corp., he was an Audit and Business Advisory Partner at Arthur Andersen LLP where, for over sixteen years, he audited public and private companies and provided business advisory and consulting services to financial services companies. Mr. Browne is a director of and serves as Chairman of the Audit Committee for The Bon-Ton Stores, Inc., a publicly held corporation. Mr. Browne is also a director of and serves as Chairman of the Audit Committee for AF&L Insurance Company, a privately held long-term care and home health care insurance company.

Mr. Carroll joined Advanta Corp. in 2001 as Chief Credit Officer. Prior to joining Advanta Corp., Mr. Carroll was a consultant with The Secura Group for two years where he assisted clients, including Advanta, with bank regulatory issues in areas such as credit risk management, credit policy and process management, regulatory compliance, due diligence, and consolidation and conversion projects. Prior to that, he held a variety of positions in credit management and administration at First Interstate Bancorp. (now Wells Fargo), where he spent 11 years as a consumer and commercial lender, credit administrator, regulatory liaison and credit risk manager.

Mr. Weinstock joined Advanta Corp. in 1998 and became Vice President and Chief Accounting Officer in March 2001. Mr. Weinstock served as the Controller from April 1999 to October 1999 when he became Vice President of Investor Relations. Prior to joining Advanta Corp., Mr. Weinstock served as Senior Manager at Arthur Andersen LLP from 1996 to 1998, where he audited public and private companies and provided business advisory and consulting services to financial services companies.

PART II

Item 5. *Market For The Registrant's Common Stock and Related Stockholder Matters*

Common Stock Price Ranges and Dividends

The Company's common stock is traded on the National Market System of The Nasdaq Stock Market, Inc. under the symbols ADVNA (Class A voting common stock) and ADVNB (Class B non-voting common stock).

Following are the high, low and closing prices and cash dividends declared for the last two years as they apply to each class of stock:

Quarter Ended:	High	Low	Close	Cash Dividends Declared
Class A:				
March 31, 2001	$16.00	$ 8.75	$15.81	$0.063
June 30, 2001	16.00	12.86	16.00	0.063
September 30, 2001	19.10	8.00	9.40	0.063
December 31, 2001	11.72	8.00	9.94	0.063
March 31, 2002	$12.90	$ 8.47	$12.76	$0.063
June 30, 2002	14.55	10.40	10.86	0.063
September 30, 2002	11.45	7.60	10.05	0.063
December 31, 2002	11.00	8.25	8.98	0.063
Class B:				
March 31, 2001	$14.00	$ 7.16	$13.69	$0.076
June 30, 2001	14.00	11.90	13.97	0.076
September 30, 2001	17.10	8.10	8.95	0.076
December 31, 2001	10.79	6.85	9.10	0.076
March 31, 2002	$11.99	$ 7.90	$11.99	$0.076
June 30, 2002	14.04	10.24	10.93	0.076
September 30, 2002	11.44	7.35	10.33	0.076
December 31, 2002	11.10	8.00	9.39	0.076

At March 3, 2003, the Company had approximately 250 and 628 holders of record of Class A and Class B common stock, respectively.

Although we anticipate that comparable cash dividends will continue to be paid in the future, the payment of future dividends by Advanta will be at the discretion of the Board of Directors and will depend on numerous factors including Advanta's cash flow, financial condition, capital requirements and such other factors as the Board of Directors deems relevant.

The information disclosed under the heading "Equity Compensation Plan Information" in Item 12 is incorporated by reference herein.

We have established an Employee Savings Plan, qualified under Section 401(k) of the Code (the "401(k) Plan"), which includes as an investment category available to participants our Class B Common Stock (the "Common Stock"). We also maintain an Employee Stock Purchase Plan (the "Stock Purchase Plan") which is a broad-based plan pursuant to which eligible employees may purchase shares of our Class B Common Stock at a discount. Through the 401(k) Plan and the Stock Purchase Plan during the period since 1998, we sold to certain of our employees who participate in the plans shares of Class B Common Stock which were inadvertently in excess of the number of shares of Class B Common Stock registered by us on Form S-8 Registration Statements for that purpose. Exemptions from registration may not be available for all of these transactions. All of the shares involved in these transactions were acquired by the plans on behalf of participants on the open market. For the two years ended December 31, 2001 and 2000, shares sold pursuant to the 401(k) Plan and the Stock Purchase Plan exceeded the number of registered shares of Class B

Common Stock by an aggregate for those years of approximately 279,388 shares and 169,724 shares, respectively. For the year ended December 31, 2002, shares sold pursuant to the 401(k) Plan and the Stock Purchase Plan exceeded the number of registered shares of Class B Common Stock by approximately 45,152 shares and 42,154 shares, respectively. During 2002, the shares were sold at prices ranging from $7.69 to $13.65, in the case of the 401(k) Plan and $8.27 to $13.22, in the case of the Stock Purchase Plan. Because all of the sales of unregistered shares were made utilizing shares purchased on the open market, we did not receive any net proceeds in connection with the transactions described above. Registration Statements on Form S-8 are being filed to register shares of Class B Common Stock for future issuance in connection with the plans.

Item 6. *Selected Financial Data*

Financial Highlights

($ in thousands, except per share amounts)	Year Ended December 31,				
	2002	2001	2000	1999	1998
Summary of Operations (1)					
Noninterest revenues	$ 240,101	$ 178,876	$ 151,033	$ 105,370	$ 140,408
Interest revenues	103,604	127,935	142,148	104,584	111,502
Interest expense	47,580	82,470	86,508	80,800	101,226
Provision for credit losses	40,906	35,976	36,309	22,506	38,329
Operating expenses	201,741	180,186	150,292	95,506	136,835
Minority interest in income of consolidated subsidiary	8,880	8,880	8,880	8,880	8,880
Unusual charges (2)	0	41,750	0	16,713	125,072
Gain (loss) on transfer of consumer credit card business	(43,000)	0	0	0	541,288
Income (loss) before income taxes	1,598	(42,451)	11,192	(14,451)	382,856
Income (loss) from continuing operations	(15,572)	(30,456)	11,192	41,334	408,604
Income (loss) from discontinued operations, net of tax	0	(8,438)	(163,578)	8,484	39,276
Loss, net, on discontinuance of mortgage and leasing businesses, net of tax	(8,610)	(31,639)	(4,298)	0	0
Net income (loss)	(24,182)	(70,533)	(156,684)	49,818	447,880
Per Common Share Data					
Basic income (loss) from continuing operations					
Class A	$ (0.69)	$ (1.23)	$ 0.39	$ 1.59	$ 15.14
Class B	(0.59)	(1.17)	0.47	1.66	15.21
Combined (3)	(0.63)	(1.19)	0.44	1.63	15.18
Diluted income (loss) from continuing operations					
Class A	(0.69)	(1.23)	0.39	1.58	14.32
Class B	(0.59)	(1.17)	0.46	1.65	14.35
Combined (3)	(0.63)	(1.19)	0.44	1.62	14.33
Basic net income (loss)					
Class A	(1.03)	(2.79)	(6.28)	1.95	16.62
Class B	(0.94)	(2.73)	(6.21)	2.02	16.68
Combined (3)	(0.97)	(2.75)	(6.24)	1.99	16.65
Diluted net income (loss)					
Class A	(1.03)	(2.79)	(6.23)	1.94	15.69
Class B	(0.94)	(2.73)	(6.16)	2.00	15.73
Combined (3)	(0.97)	(2.75)	(6.19)	1.98	15.71
Cash dividends declared					
Class A	0.252	0.252	0.252	0.252	0.252
Class B	0.302	0.302	0.302	0.302	0.302
Book value-combined	13.11	14.20	17.06	23.14	21.26
Closing stock price:					
Class A	8.98	9.94	8.81	18.25	13.25
Class B	9.39	9.10	7.19	14.06	11.06
Financial Condition — Year End					
Investments (4)	$ 503,479	$ 476,568	$ 866,376	$ 893,819	$1,290,373
Gross business credit card receivables:					
Owned	445,083	416,265	335,087	275,095	150,022
Securitized	2,149,147	1,626,709	1,324,137	765,019	664,712
Managed	2,594,230	2,042,974	1,659,224	1,040,114	814,734
Total owned assets	1,681,613	1,636,680	2,843,472	3,538,560	3,662,062
Deposits	714,028	636,915	1,346,976	1,512,359	1,749,790
Debt	315,886	323,582	755,184	788,508	1,030,147
Capital securities (5)	100,000	100,000	100,000	100,000	100,000
Stockholders' equity	321,313	366,299	440,902	589,631	560,304

($ in thousands, except per share amounts)	Year Ended December 31,				
	2002	2001	2000	1999	1998
Selected Financial Ratios					
Return on average assets	(1.50)%	(3.39)%	(4.35)%	1.34%	11.95%
Return on average common equity	(6.74)	(17.50)	(31.37)	8.82	82.76
Return on average total equity	(6.68)	(17.42)	(31.28)	8.74	74.75
Return on average total equity and capital securities	(3.98)	(12.82)	(25.11)	8.30	64.81
Equity/owned assets	19.11	22.38	15.51	16.66	15.30
Equity and capital securities/owned assets	25.05	28.49	19.02	19.49	18.03
Equity/managed assets (6)	8.34	10.38	3.74	4.99	4.67
Equity and capital securities/managed assets (6)	10.93	13.21	4.59	5.83	5.50
Dividend payout (7)	N/M	N/M	N/M	15.67	1.62
As a percentage of owned receivables:					
Total receivables 30 days or more delinquent	5.4	6.6	5.4	3.8	4.7
Net principal charge-offs (8)	7.5	6.7	4.2	5.4	7.0
As a percentage of managed receivables:					
Total receivables 30 days or more delinquent	6.2	6.6	5.0	3.7	4.4
Net principal charge-offs (8)	8.7	7.6	4.6	5.1	6.7

(1) Results through February 1998 include the results of the consumer credit card unit. The results of the mortgage and leasing businesses are reported as discontinued operations in all periods presented.

(2) 2001 amounts included severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments. 1999 amounts included charges associated with cost reduction initiatives in the first quarter and additional costs associated with products exited in the first quarter of 1998. 1998 amounts included severance and outplacement costs associated with workforce reduction, option exercises and other employee costs associated with the disposition of our consumer credit card business and tender offer, and expense associated with exited business/products and asset impairment.

(3) Combined represents a weighted average of Class A and Class B (see Note 2 to the consolidated financial statements).

(4) Includes federal funds sold, investments available for sale and trading investments, if applicable.

(5) Represents company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of Advanta Corp.

(6) See "Liquidity and Capital Resources" in Management's Discussion and Analysis of Operations and Financial Condition for calculation of managed assets.

(7) The dividend payout ratio for the years ended December 31, 2002, 2001 and 2000 is negative and, therefore, not meaningful.

(8) Effective October 1, 2000, business credit card charge-off statistics reflect the adoption of a new charge-off policy for bankruptcies. Bankrupt business credit cards are charged off within a 60-day investigative period after receipt of notification. The previous policy provided a 90-day investigative period. Managed and owned business credit card principal charge-offs for the year ended December 31, 2000 include a 0.2% acceleration of charge-offs in connection with the adoption of this policy.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

Our primary business segment is Advanta Business Cards, one of the nation's largest issuers of business credit cards to small businesses. In addition to our business credit card lending business, we have venture capital investments. Through the first quarter of 2001, we had two additional lending businesses, Advanta Mortgage and Advanta Leasing Services. In the first quarter of 2001, we completed our exit from the mortgage business, announced the discontinuance of our leasing business, and restructured our corporate functions to a size commensurate with our ongoing businesses. We are continuing to service the existing leasing portfolio rather than sell the business or the portfolio. The results of the mortgage and leasing businesses are reported as discontinued operations in all periods presented. The results of our ongoing businesses are reported as continuing operations for all periods presented.

For the year ended December 31, 2002, we reported net loss from continuing operations of $15.6 million, or $0.63 per combined common share, assuming dilution, compared to net loss from continuing operations of $30.5 million, or $1.19 per combined diluted common share, for the year ended December 31, 2001. For the year ended December 31, 2000, we reported net income from continuing operations of $11.2 million, or $0.44 per combined diluted common share. Loss from continuing operations for the year ended December 31, 2002 includes a pretax charge of $43.0 million related to a ruling in the litigation associated with the transfer of our consumer credit card business in 1998, and pretax investment losses on venture capital investments of $6.9 million. Loss from continuing operations for the year ended December 31, 2001 includes pretax investment losses on venture capital investments of $28.9 million and $41.8 million of pretax unusual charges representing costs associated with the restructure of our corporate functions to a size commensurate with our ongoing businesses and certain other unusual charges related to employee costs. Income from continuing operations for the year ended December 31, 2000 includes pretax investment gains, net, on venture capital investments of $7.7 million and a $7.0 million pretax charge for an increase in litigation reserves.

Net income (loss) from continuing operations included the following business segment results:

($ in thousands)	Year Ended December 31,		
	2002	2001	2000
Pretax income (loss):			
Advanta Business Cards	$ 63,244	$ 63,515	$ 45,325
Venture Capital	(10,101)	(33,158)	3,382
Other (1)	(51,545)	(72,808)	(37,515)
Total pretax income (loss)	1,598	(42,451)	11,192
Income tax (expense) benefit	(17,170)	11,995	0
Net income (loss) from continuing operations	$(15,572)	$(30,456)	$ 11,192

(1) Other includes investment and other activities not attributable to the Advanta Business Cards or venture capital segments.

In the year ended December 31, 2002, we recorded an after-tax loss on the discontinuance of our mortgage and leasing businesses of $8.6 million, or $0.34 per combined common share, assuming dilution. In the year ended December 31, 2001, we recorded an after-tax loss on the discontinuance of our mortgage and leasing businesses of $31.6 million, or $1.23 per combined diluted common share. We also recorded an after-tax loss on the discontinuance of our leasing business of $4.3 million, or $0.17 per combined diluted common share, effective December 31, 2000. The components of the after-tax loss on discontinuance recorded in 2002 include a pretax loss on the Mortgage Transaction of $25.3 million, a pretax gain on the discontinuance of our leasing business of $11.3 million, and tax benefit of $5.4 million. The components of the after-tax loss on discontinuance recorded in 2001 include a pretax gain on the Mortgage Transaction of $20.8 million, a pretax loss on the discontinuance of our leasing business of $45.0 million, and tax expense of $7.4 million. See "Discontinued Operations" in Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion.

Loss from discontinued operations, net of tax, was $8.4 million, or $0.33 per combined diluted common share, for the period from January 1, 2001 through February 28, 2001, the effective date of the Mortgage Transaction. In the year ended December 31, 2000, loss from discontinued operations, net of tax, was $163.6 million, or $6.45 per combined diluted common share.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. We have identified the following as our most critical accounting policies and estimates in that they require management's most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. Changes in such estimates could have a material impact on our financial condition or results of operations.

Fair Value of Venture Capital Investments

Investments of our venture capital segment are included in investments available for sale and carried at estimated fair value. Management makes fair value determinations based on quoted market prices, when available, and considers the investees' financial results, conditions and prospects, values of comparable companies and market liquidity, when market prices are not available. In accordance with specialized industry accounting principles of venture capital companies, unrealized and realized gains and losses on these investments are included in other revenues in the consolidated income statements. The fair values of these equity investments are subject to significant volatility. Our investments in specific companies and industry segments may vary over time, and changes in concentrations may affect price volatility. We primarily invest in privately held companies, including early stage companies. These investments are inherently risky as the market for the technologies or products the investees have under development may never materialize.

Allowance for Receivable Losses

The allowance for receivable losses is maintained for on-balance sheet receivables and is intended to cover all losses inherent in the owned receivable portfolio. Business credit card receivables are comprised of principal amounts due from cardholders for purchase activities and cash advances, and amounts due from cardholders relating to billed interest and fees. The allowance for receivable losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of receivables in light of historical experience by loan type, the nature and volume of the receivable portfolio, adverse situations that may affect the borrowers' ability to repay and prevailing economic conditions. Since our receivable portfolio is comprised of large groups of smaller balance homogeneous loans, we generally evaluate each group collectively for impairment through the use of a migration analysis as well as the consideration of other factors that may indicate loss. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Provisions for credit losses, representing the portion of receivable losses attributable to principal, are reported separately on the consolidated income statements. Losses are charged against the allowance for receivable losses when management believes the uncollectibility of a receivable balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for receivable losses. Provisions for interest and fee losses are recorded as direct reductions to interest and fee income. The accrued interest and fee portion of charged-off receivables is charged against the allowance for receivable losses. All subsequent recoveries of charged-off receivables are classified as principal recoveries, since any amounts related to accrued interest and fees are de minimus.

Securitization Transactions

A significant portion of our funding for Advanta Business Cards is through off-balance sheet business credit card securitizations using a securitization trust. The securitization trust was created to hold the collateral (the securitized receivables) and issue debt to investors. The securitization trust is a qualifying special-purpose entity as defined by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125," and therefore, is not consolidated as part of Advanta Corp.'s consolidated financial statements. We do not provide any guarantee of the debt issued by the special-purpose entity and our recourse in the transactions is limited to the value of our interests in securitizations that serve as credit enhancement to the investors' interests in the securitized receivables.

Our business credit card securitization transactions are accounted for as sales since we surrender control over the securitized receivables. Securitization income is recognized at the time of the sale, equal to the excess of the fair value of the assets obtained (principally cash) over the allocated cost of the assets sold and transaction costs. Fair value estimates used in the recognition of securitization income require assumptions of payment, default and interest rates. To the extent actual results are different than those estimates, the impact is recognized in securitization income.

We generally retain an interest in securitized receivables in the form of restricted cash reserve accounts, retained interest-only strips and subordinated trust assets related to securitizations. Subordinated trust assets represent an ownership interest in the securitized receivables that is subordinated to the other investors' interests. Retained interests in securitizations serve as credit enhancement to the investors' interests in the securitized receivables. These assets are carried at estimated fair value and the resulting unrealized gain or loss from the valuation is included in securitization income.

We estimate the fair value of retained interests in securitizations based on a discounted cash flow analysis when quoted market prices are not available. The cash flows of the retained interest-only strip are estimated as the excess of the weighted average interest yield on each pool of the receivables sold over the sum of the interest rate earned by the note holder, the servicing fee and an estimate of future credit losses over the life of the existing receivables. Cash flows are discounted from the date the cash is expected to become available to us (the "cash-out" method). These cash flows are projected over the life of the receivables using payment, default, and interest rate assumptions that management believes would be used by market participants for similar financial instruments subject to prepayment, credit and interest rate risk. The cash flows are discounted using an interest rate that management believes a purchaser unrelated to the seller of the financial instrument would demand. As estimates used are influenced by factors outside our control, there is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term. See Note 6 to the consolidated financial statements for the key assumptions used in the estimation of fair values of the retained interest in securitizations at December 31, 2002 and 2001. Interest income is recognized over the life of the retained interests in securitizations using the discount rate used in the valuation.

Accrued interest and fees on securitized receivables are reduced by an allowance for amounts estimated to be uncollectible. The allowance is estimated using the same methodology as that used for on-balance sheet receivables that is described above in "Allowance for Receivable Losses." Provisions for interest and fee losses on securitized receivables are recorded as a reduction of securitization income.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51." The interpretation requires a company to consolidate a variable interest entity if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. The consolidation requirements apply to all variable interest entities created after January 31, 2002. In addition, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. We do not anticipate that the adoption of this interpretation will have a material effect on our financial position or results of operations since qualifying special-purpose entities, as defined in SFAS 140, are exempt from the consolidation requirements of this interpretation.

Business Credit Card Rewards Programs

We offer bonus mile and cash-back reward programs with certain of our business credit cards. Eligible cardholders earn bonus miles for air travel or up to 2% cash-back rewards based on net purchases charged on their business credit card account. The costs of future reward redemptions are estimated and a liability is recorded at the time bonus miles or cash-back rewards are earned by the cardholder. The estimated costs of future reward redemptions are classified as a reduction of other revenues in the consolidated income statements. Estimates of costs of future reward redemptions include an assumption regarding the percentage of cardholders that will redeem the rewards and vary depending on the structure of the rewards program. It is reasonably possible that actual results will differ from our estimates or that our estimated liability for these programs may change.

Litigation Contingencies

Advanta Corp. and its subsidiaries are involved in class action lawsuits, other litigation, claims and legal proceedings arising in the ordinary course of business or discontinued operations, including litigation arising from our operation of the mortgage business prior to the Mortgage Transaction in the first quarter of 2001. See discussion in Note 11 to the consolidated financial statements. Management believes that the aggregate loss, if any, resulting from these actions will not have a material adverse effect on our financial position or results of our operations based on the level of litigation reserves we have established and our current expectations regarding the ultimate resolutions of these existing actions. Our litigation reserves are estimated based on the status of litigation and our assessment of the ultimate resolution of each action after consultation with our attorneys. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of these proceedings are influenced by factors outside of our control, it is reasonably possible that our estimated liability under these proceedings may change or that actual results will differ from our estimates. Our litigation reserves are included in other liabilities on the consolidated balance sheets. Changes in estimates or other charges related to litigation are included in operating expenses of the respective business segment if related to continuing operations, or gain (loss) on discontinuance of mortgage and leasing businesses if related to discontinued operations.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, we determine the net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and give current recognition to changes in tax rates and laws. We evaluate the realizability of the deferred tax asset and recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In establishing the valuation allowance, we consider (1) estimates of expected future taxable income, (2) existing and projected book/tax differences, (3) tax planning strategies available, and (4) the general and industry specific economic outlook. This analysis is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Changes in estimate of deferred tax asset realizability, if applicable, are included in income tax expense (benefit) on the consolidated income statements and would affect all business segments since the consolidated effective tax rate is applied to all business segments' pretax income (loss).

Discontinued Operations

Our exit from the mortgage business and discontinuance of the leasing business represent the disposal of business segments following Accounting Principles Board ("APB") Opinion No. 30. Accordingly, results of these operations are classified as discontinued in all periods presented. Our accounting for discontinued operations was not impacted by the issuance of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," since its provisions for disposal groups of long-lived assets are effective for disposal activities initiated after January 1, 2002. Estimates of future cash flows are used in the accounting for discontinued operations, including estimates of the future costs of mortgage business-related litigation and estimates of operating results through the remaining term of the leasing portfolio. As all estimates used are influenced by factors outside our control, there is uncertainty inherent in these estimates, making it reasonably

possible that they could change in the near term. Changes in estimates related to discontinued operations are included in gain (loss) on discontinuance of mortgage and leasing businesses on the consolidated income statements.

Advanta Business Cards

Advanta Business Cards originated, directly and through the use of third parties, 241,869 new accounts during the year ended December 31, 2002, 224,255 new accounts in 2001 and 311,275 new accounts in 2000. Our managed business credit card receivable portfolio is comprised of both owned business credit card receivables and securitized business credit card receivables. Managed business credit card receivables grew 27% in the year ended December 31, 2002 and 23% in the year ended December 31, 2001. We expect managed business credit card receivables to grow approximately 15% to 20% in the year ended December 31, 2003. Our originations in 2002 included a broader array of competitively-priced offerings and products, including promotional pricing and rewards programs, designed to selectively attract and retain more higher credit quality customers and to respond to the competitive environment in the credit card industry. The level of originations and growth in receivables in 2001 reflected our plan to grow the portfolio in a controlled manner that we believed was prudent given the prevailing economic environment.

Pretax income for Advanta Business Cards was $63.2 million in the year ended December 31, 2002 as compared to $63.5 million in the year ended December 31, 2001 and $45.3 million in the year ended December 31, 2000. The components of pretax income for Advanta Business Cards in the years ended December 31 were as follows:

($ in thousands)	2002	2001	2000
Net interest income on owned receivables	$ 55,204	$ 53,421	$ 53,087
Noninterest revenues	246,957	215,280	149,452
Provision for credit losses	(40,006)	(35,373)	(36,307)
Operating expenses	(198,911)	(169,813)	(120,907)
Pretax income	$ 63,244	$ 63,515	$ 45,325

Net interest income on owned receivables and noninterest revenues in 2002 reflect a decrease in the average yield earned on our owned and securitized business credit card receivables. The decrease in yield is a result of a broader array of competitively-priced offerings and products in 2002, including promotional pricing, designed to selectively attract and retain more higher credit quality customers and to respond to the competitive environment. The increase in net interest income on owned receivables in 2002 as compared to 2001 is due to a $90 million increase in average owned business credit card receivables and a decrease in our cost of funds, partially offset by the decrease in average yield earned on our owned business credit card receivables. The increase in noninterest revenues in 2002 as compared to 2001 is comprised of increased securitization income, servicing revenues, interchange income and other fee revenues due to the growth in average managed receivables. Securitization income was also impacted by the decrease in yield on securitized receivables discussed above, a decrease in the interest rate earned by noteholders and an increased net charge-off rate on securitized receivables.

The increase in the provision for credit losses in 2002 as compared to 2001 reflects an increase in average owned business credit card receivables, partially offset by estimates as of December 31, 2002 of a lower level of inherent losses in the portfolio, based on delinquency and net charge-off rate trends and the current composition of the portfolio, as compared to estimates as of December 31, 2001. The increase in operating expenses in 2002 as compared to 2001 resulted from growth in managed receivables and additional investments in initiatives to strengthen our position as a leading issuer of business credit cards to the small business market.

The increase in noninterest revenues and operating expenses in 2001 as compared to 2000 was due primarily to growth in managed receivables. The provisions for credit losses and noninterest revenues in the year ended December 31, 2001 include the impact of an increase in managed credit losses due to the seasoning of the business credit card portfolio and the economic environment during the period. The provision for credit

losses in the year ended December 31, 2000 includes an $8 million increase attributable to a revision of our estimate of the allowance for receivable losses as a result of the following factors: (1) discussions with our banking regulators relating to the implementation of the agreement between Advanta Bank Corp. and the Federal Deposit Insurance Corporation that was disclosed in June 2000; (2) changes in the economic environment; and (3) the use of more conservative loss estimates for certain segments of the loan portfolio. See further discussion in the "Provision and Allowance for Receivable Losses" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Venture Capital

The components of pretax income (loss) for our venture capital segment in the years ended December 31 were as follows:

($ in thousands)	2002	2001	2000
Net interest expense	$ (711)	$ (1,508)	$(1,481)
Realized gains (losses), net	(48)	(9,296)	11,371
Unrealized losses, net	(6,860)	(19,583)	(3,691)
Other revenues	16	27	167
Operating expenses	(2,498)	(2,798)	(2,984)
Pretax income (loss)	$(10,101)	$(33,158)	$ 3,382

As shown in the table above, pretax income (loss) of our venture capital segment is comprised primarily of realized and unrealized gains and losses on our venture capital investments, which reflect the market conditions for those investments in each respective period, and operating expenses. The estimated fair value of our venture capital investments was $13.5 million at December 31, 2002, and $18.6 million at December 31, 2001.

Interest Income and Expense

Interest income decreased by $24.3 million to $103.6 million in the year ended December 31, 2002 as compared to the year ended December 31, 2001. The decrease in interest income in 2002 was due primarily to a decrease in the average yield earned on our investments and receivables as a result of the prevailing interest rate environment and the competitively-priced offers described below. Also contributing to the decrease in interest income was a decrease in average federal funds sold, restricted interest-bearing deposits and investments of $377 million for the year ended December 31, 2002 as compared to 2001. Excess liquid assets resulting from the Mortgage Transaction in the first quarter of 2001 were held in short-term, high quality investments until they could be deployed. Partially offsetting these decreases were increases in average business credit card receivables of $90 million in the year ended December 31, 2002 as compared to 2001.

In 2002, our marketing campaigns have included a broader array of competitively-priced offerings and products, including promotional pricing and rewards programs, designed to selectively attract and retain more higher credit quality customers and to respond to the competitive environment. In the year ended December 31, 2002, these competitively-priced offers resulted in a decline in yields on business credit card receivables, and are anticipated to result in lower credit losses in future periods and higher interchange income due to higher purchase volume. We anticipate that these trends on business credit card receivables will continue in 2003 and that our risk-adjusted revenues as a percentage of average managed business credit card receivables will be between 10.5% and 11.5% in the year ended December 31, 2003 as compared to 12% in the year ended December 31, 2002. Risk-adjusted revenues represent net interest margin and fee revenues, less net principal charge-offs.

During the year ended December 31, 2002, interest expense decreased by $34.9 million to $47.6 million as compared to the year ended December 31, 2001. The decrease in interest expense in 2002 was due to a reduction in average outstanding deposits and debt and a decrease in our average cost of funds. Our average cost of funds decreased from 7.24% in the year ended December 31, 2001 to 5.17% in the year ended

December 31, 2002. The decrease in our average cost of funds is primarily a result of the prevailing interest rate environment.

Interest income decreased by $14.2 million to $127.9 million in the year ended December 31, 2001 as compared to the year ended December 31, 2000. During the same period, interest expense decreased by $4.0 million to $82.5 million. The decrease in interest income was due primarily to a decrease in average business credit card receivables and investments. Also contributing to the decreased interest income was a decrease in the average yield earned on our investment portfolio caused by the interest rate environment and a shift in the composition of the portfolio. Short-term investments, including federal funds sold and interest-bearing deposits, represented 52% of the average investment portfolio in the year ended December 31, 2001 as compared to 27% in the year ended December 31, 2000. The decrease in interest expense was due to a decrease in interest-bearing liabilities, partially offset by an increase in our average cost of funds.

The following table provides an analysis of interest income and expense data, average balance sheet data, net interest spread and net interest margin for both continuing and discontinued operations. The net interest spread represents the difference between the yield on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the difference between the yield on interest-earning assets and the average rate paid to fund interest-earning assets. Interest income includes late fees on business credit card receivables. Average receivables include deferred origination costs, net of deferred fees.

Interest Rate Analysis

($ in thousands)	Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
On-Balance Sheet									
Interest-earning assets:									
Receivables:									
Business credit cards (1)	$ 472,103	$ 81,391	17.24%	$ 382,262	$ 75,998	19.88%	$ 399,692	$ 77,528	19.40%
Other receivables	27,600	1,278	4.63	28,271	1,245	4.40	23,067	979	4.25
Total receivables	499,703	82,669	16.54	410,533	77,243	18.82	422,759	78,507	18.57
Federal funds sold	272,301	4,516	1.66	347,569	13,169	3.79	218,387	13,896	6.36
Restricted interest-bearing deposits	95,482	1,537	1.61	110,014	4,646	4.22	26,121	1,762	6.75
Tax-free investments (2)	1,281	84	6.56	4,295	392	9.13	3,786	348	9.19
Taxable investments	127,197	4,124	3.24	411,111	21,667	5.27	656,868	41,964	6.39
Retained interests in securitizations	96,185	10,658	11.08	84,028	10,084	12.00	50,401	6,048	12.00
Interest-earning assets of discontinued operations	52,238	5,391	10.32	205,605	29,121	14.16	1,457,218	179,957	12.35
Total interest-earning assets (3)	$1,144,387	$108,979	9.52%	$1,573,155	$156,322	9.94%	$2,835,540	$322,482	11.37%
Interest-bearing liabilities:									
Deposits									
Savings	$ 168	$ 4	2.38%	$ 29,438	$ 1,472	5.00%	$ 182,112	$ 10,206	5.60%
Time deposits under $100,000	329,414	13,675	4.15	478,381	30,307	6.34	883,803	57,758	6.54
Time deposits of $100,000 or more	316,827	12,528	3.95	381,078	22,134	5.81	785,603	50,807	6.47
Total deposits	646,409	26,207	4.05	888,897	53,913	6.07	1,851,518	118,771	6.41
Debt	304,893	23,043	7.56	482,801	45,700	9.47	747,182	61,030	8.17
Other borrowings	3,527	67	1.90	17,730	1,035	5.84	137,024	8,792	6.42
Total interest-bearing liabilities	954,829	49,317	5.17	1,389,428	100,648	7.24	2,735,724	188,593	6.89
Net noninterest-bearing liabilities	189,558			183,727			99,816		
Sources to fund interest-earning assets (4)	$1,144,387	$ 49,317	4.31%	$1,573,155	$100,648	6.40%	$2,835,540	$188,593	6.65%
Net interest spread			4.35%			2.70%			4.48%
Net interest margin			5.21%			3.54%			4.72%

(1) Interest income includes late fees for on-balance sheet business credit cards of $7.8 million for the year ended December 31, 2002, $6.7 million for the year ended December 31, 2001 and $9.2 million for the year ended December 31, 2000.

(2) Interest and average rate for tax-free securities are computed on a tax equivalent basis using a statutory rate of 35%.

(3) Includes assets held and available for sale and nonaccrual receivables.

(4) Includes funding of assets for both continuing and discontinued operations.

Interest Variance Analysis: On-Balance Sheet

The following table presents the effects of changes in average volume and interest rates on individual financial statement line items on a tax equivalent basis using a statutory rate of 35%. The effects on individual financial statement line items are not necessarily indicative of the overall effect on net interest income. Total interest income includes income from assets held and available for sale.

($ in thousands)	2002 vs. 2001				2001 vs. 2000			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Changes in Volume (1)	Changes in Rate (2)	Changes in Rate/ Volume (3)	Total Increase (Decrease)	Changes in Volume (1)	Changes in Rate (2)	Changes in Rate/ Volume (3)	Total Increase (Decrease)
Interest income from:								
Receivables:								
Business credit cards	$ 17,860	$(10,092)	$(2,375)	$ 5,393	$ (3,381)	$ 1,919	$ (68)	$ (1,530)
Other receivables	(30)	65	(2)	33	221	35	10	266
Federal funds sold	(2,853)	(7,403)	1,603	(8,653)	8,216	(5,613)	(3,330)	(727)
Restricted interest-bearing deposits	(613)	(2,871)	375	(3,109)	5,663	(661)	(2,118)	2,884
Tax-free investments	(275)	(110)	77	(308)	47	(2)	(1)	44
Taxable investments	(14,962)	(8,346)	5,765	(17,543)	(15,704)	(7,357)	2,764	(20,297)
Retained interests in securitizations	1,459	(773)	(112)	574	4,036	0	0	4,036
Interest-earning assets of discontinued operations	(21,717)	(7,895)	5,882	(23,730)	(154,574)	26,376	(22,638)	(150,836)
Total interest income	$(21,131)	$(37,425)	$11,213	$(47,343)	$(155,476)	$ 14,697	$(25,381)	$(166,160)
Interest expense on:								
Deposits:								
Savings	$ (1,464)	$ (771)	$ 767	$ (1,468)	$ (8,550)	$ (1,093)	$ 909	$ (8,734)
Time deposits under $100,000	(9,445)	(10,477)	3,290	(16,632)	(26,515)	(1,768)	832	(27,451)
Time deposits of $100,000 or more	(3,733)	(7,088)	1,215	(9,606)	(26,173)	(5,185)	2,685	(28,673)
Debt	(16,848)	(9,221)	3,412	(22,657)	(21,600)	9,713	(3,443)	(15,330)
Other borrowings	(829)	(699)	560	(968)	(7,659)	(795)	697	(7,757)
Total interest expense	(32,319)	(28,256)	9,244	(51,331)	(90,497)	872	1,680	(87,945)
Net interest income	$ 11,188	$ (9,169)	$ 1,969	$ 3,988	$ (64,979)	$ 13,825	$(27,061)	$ (78,215)

(1) Equals change in volume multiplied by prior year rate.
(2) Equals change in rate multiplied by prior year volume.
(3) Equals change in rate multiplied by change in volume.

Provision and Allowance for Receivable Losses

In the year ended December 31, 2002, the provision for credit losses increased by $4.9 million to $40.9 million as compared to 2001, and the provision for interest and fee losses increased by $2.5 million to $6.9 million as compared to 2001. The provision for interest and fee losses in 2002 includes a $698 thousand increase due to the change in income billing practice effective October 1, 2002. See Note 2 to the consolidated financial statements. The increase in both provisions reflects growth in average owned business credit card receivables of $90 million in the year ended December 31, 2002 as compared to 2001, partially offset by a reduction in our estimate of losses inherent in the portfolio as of December 31, 2002, based on improving delinquency and charge-off rate trends from April to December 2002 and the current composition of the portfolio as compared to our estimate as of December 31, 2001. In 2001, we were anticipating worsening net charge-off rates for the first quarter of 2002 due to the composition and seasoning of the portfolio at December 31, 2001.

Delinquency and Charge-Off Rate Trends on Owned Business Credit Card Receivables

	Dec. 31, 2002	Sep. 30, 2002	Jun. 30, 2002	Mar. 31, 2002	Dec. 31, 2001
Receivables 90 days or more delinquent	2.7%	2.9%	3.3%	3.4%	3.3%
Receivables 30 days or more delinquent	5.3	6.4	6.5	7.1	6.7
Net principal charge-offs as a % of owned business credit card receivables for the three months ended (annualized)	6.5	8.2	8.2	9.4	8.2

The improvements in delinquency rates are the result of the current composition of the portfolio and enhancements in the collections area of operations. In June 2000, we ceased origination of business credit card accounts with Fair, Isaac and Company ("FICO") credit scores of less than 661. We estimate that charge-offs for accounts with FICO credit scores of less than 661 at origination reached their peak in the first quarter of 2002, based on the average age of that segment of the portfolio. Although charge-off levels are not always predictable since they are impacted by the economic environment and other factors beyond our control, we anticipate charge-off rates for the year ended December 31, 2003 and for each quarter of 2003 to be lower than the comparable periods of 2002. This expectation is based on the current composition of the portfolio that reflects our strategic initiative to selectively attract and retain more higher credit quality customers, enhancements in the collections area of operations made in 2002, and the current level of delinquencies. However, we are expecting charge-off rates in the first and second quarters of 2003 to be higher than the rate experienced in the fourth quarter of 2002, due to the current level of receivables 90 days or more delinquent and historical seasonal trends of charge-offs and bankruptcy petitions.

The provision for credit losses in the year ended December 31, 2001 was $36.0 million as compared to $36.3 million in the year ended December 31, 2000. The provision for interest and fee losses was $4.4 million in 2001 as compared to $2.3 million in 2000. The provision for credit losses in 2000 includes a revision in our estimate of the allowance for receivable losses on business credit card receivables. The revised estimate for the overall portfolio was recorded in September 2000 and was developed based on discussions with our banking regulators, changes in the economic environment and the use of more conservative loss estimates for certain segments of the receivable portfolio. Those segments included accounts with lower credit scores, accounts held by businesses in operation less than twelve months, and accounts in which cash borrowings comprise a significant portion of the outstanding balance. As a result of these changes in estimate in 2000, we increased our allowance for receivable losses by approximately $8 million, which increased the provision for credit losses and decreased net income by approximately $8 million or $0.32 per diluted combined share for the year ended December 31, 2000. The provisions for credit losses and interest and fee losses in 2001 reflect the seasoning of the business credit card portfolio and the economic environment. These factors were evident in the delinquency rates and charge-off rates in 2001 as compared to 2000. Total owned business credit card receivables 30 days or more delinquent increased from 5.5% at December 31, 2000 to 6.7% at December 31, 2001. The charge-off rate on owned business credit card receivables for the year ended December 31, 2001 was 7.2% as compared to 4.5% for the year ended December 31, 2000.

At December 31, 2002, the allowance for receivable losses on a consolidated basis was $46.2 million, or 9.8% of owned receivables, compared to $42.0 million, or 9.4%, at December 31, 2001. The allowance for receivable losses on business credit card receivables was $44.5 million, or 10.0% of owned receivables, at December 31, 2002, as compared to $41.2 million, or 9.9%, at December 31, 2001.

The allowance for receivable losses on other receivables was $1.7 million at December 31, 2002 and $802 thousand at December 31, 2001. The increase in the allowance for receivable losses on other receivables in the year ended December 31, 2002 was due to general economic conditions and corresponding increases in delinquency rates. The rate of other receivables 90 days or more delinquent was 3.11% at December 31, 2002 as compared to 2.07% at December 31, 2001.

We follow the charge-off and re-age policies established by the Uniform Retail Credit Classification and Account Management Policy issued by the Federal Financial Institutions Examination Council. Under this policy, unpaid receivables are charged off in the month the account becomes 180 days contractually delinquent; unpaid balances of accounts that declare hardship or enter credit counseling are charged off in the month the account becomes 120 days contractually delinquent; unpaid receivables of accounts in bankruptcy are charged off within 60 days of receipt of notification of filing from the bankruptcy court or within the previous timeframes discussed, whichever is shorter; and fraudulent amounts are charged off after a 90-day investigative period, unless our investigation shows no evidence of fraud. Prior to October 1, 2000, unpaid receivables of accounts in bankruptcy were charged off within 90 days of receipt of notification of filing from the bankruptcy court.

In July 2002, the bank regulatory agencies issued draft guidance on account management and loss allowance for credit card lending. It described the agencies' expectations for prudent risk management

practices for credit card activities, particularly with regard to credit line management, over-limit accounts, and workouts. The draft guidance also addressed income recognition and loss allowance practices for credit card lending. We completed our evaluation of the draft guidance in 2002 and did not expect the implementation of the guidance to have a material adverse effect on our financial condition or our results of operations. In January 2003, the bank regulatory agencies issued the final guidance. The guidance includes provisions generally applicable to all credit card issuers. We are still evaluating the impact the minimum payment provisions may have on our future delinquencies and charge-offs. We do not expect the other provisions of the final guidance to have a material adverse effect on our financial condition or our results of operations. However, similar to other examination guidance, this guidance provides wide discretion to the bank regulatory agencies in the application to any particular institution. Accordingly, our bank examiners could require changes in our account management or loss allowance practices in the future.

The following table provides credit quality data as of and for the year-to-date periods indicated for our on-balance sheet receivable portfolio including a summary of allowances for receivable losses, nonaccrual receivables, accruing receivables past due 90 days or more, delinquencies and charge-offs. Consolidated data includes business credit cards, consumer credit cards through February 1998, and other receivables. Gross interest income that would have been recorded for nonaccrual receivables, had interest been accrued throughout the year in accordance with the assets' original terms, was $4.6 million in 2002.

($ in thousands)	December 31,				
	2002 (1)	2001	2000 (2)	1999	1998
Consolidated — Owned					
Allowance for receivable losses	$46,159	$41,971	$33,367	$14,865	$10,650
Receivables 90 days or more delinquent	12,755	14,474	9,090	5,215	3,610
Receivables 30 days or more delinquent	25,197	29,520	19,395	11,591	7,885
Nonaccrual receivables	5,525	20,052	10,700	7,028	7,719
Accruing receivables past due 90 days or more	10,535	0	0	0	0
As a percentage of gross receivables:					
Allowance for receivable losses	9.8%	9.4%	9.3%	4.9%	6.3%
Receivables 90 days or more delinquent	2.7	3.3	2.5	1.7	2.2
Receivables 30 days or more delinquent	5.4	6.6	5.4	3.8	4.7
Nonaccrual receivables	1.2	4.5	3.0	2.3	4.6
Accruing receivables past due 90 days or more	2.2	0.0	0.0	0.0	0.0
Net principal charge-offs	$37,416	$27,372	$17,807	$12,500	$38,312
As a percentage of average gross receivables:					
Net principal charge-offs	7.5%	6.7%	4.2%	5.4%	7.0%
Business Credit Cards — Owned					
Allowance for receivable losses	$44,466	$41,169	$33,165	$14,663	$ 6,916
Receivables 90 days or more delinquent	11,959	13,891	8,530	4,595	3,348
Receivables 30 days or more delinquent	23,406	28,040	18,512	10,347	7,207
Nonaccrual receivables	4,729	19,469	10,140	6,408	7,481
Accruing receivables past due 90 days or more	10,535	0	0	0	0
As a percentage of gross receivables:					
Allowance for receivable losses	10.0%	9.9%	9.9%	5.3%	4.6%
Receivables 90 days or more delinquent	2.7	3.3	2.5	1.7	2.2
Receivables 30 days or more delinquent	5.3	6.7	5.5	3.8	4.8
Nonaccrual receivables	1.1	4.7	3.0	2.3	5.0
Accruing receivables past due 90 days or more	2.4	0.0	0.0	0.0	0.0
Net principal charge-offs	$37,400	$27,369	$17,805	$10,103	$10,033
As a percentage of average gross receivables:					
Net principal charge-offs	7.9%	7.2%	4.5%	4.8%	6.9%

(1) See "Interest and Fee Income on Receivables" in Note 2 to consolidated financial statements for a discussion of the change in income billing practice effective October 1, 2002.

(2) Effective October 1, 2000, business credit card charge-off statistics reflect the adoption of a new charge-off policy for bankruptcies. Bankrupt business credit cards are charged off within a 60-day investigative period after receipt of notification. The previous policy provided a 90-day investigative period. Business credit card principal charge-offs for the year ended December 31, 2000 include a 0.2% acceleration of charge-offs in connection with the adoption of this policy.

Securitization Income

Securitization income was $119.0 million in the year ended December 31, 2002, $108.2 million in the year ended December 31, 2001, and $67.9 million in the year ended December 31, 2000. The increase in securitization income in 2002 as compared to 2001 was due primarily to increased volume of securitized receivables. Securitization income in 2002 was also impacted by a decline in yields on securitized receivables, a decrease in the interest rate earned by note holders, and an increased net charge-off rate on securitized receivables. These fluctuations in yields and rates are similar to those experienced in on-balance sheet business credit card receivables as discussed in the "Interest Income and Expense" and "Provision and Allowance for Receivable Losses" sections of Management's Discussion and Analysis of Financial Condition and Results of Operations. In 2003, we anticipate an increase in the volume of securitized receivables, as a result of anticipated receivables growth, which is expected to result in an increase in securitization income as compared to 2002. The increase in securitization income in 2001 as compared to 2000 was due to increased volume of securitized receivables and increased yields on securitized receivables, partially offset by increased charge-offs on securitized receivables.

Managed Receivable Data

Performance on a managed receivable portfolio basis is relevant because we retain interests in the securitized receivables and, therefore, we have a financial interest in and exposure to the performance of the securitized receivables. The following table provides selected information on a managed receivable portfolio basis.

($ in thousands)	2002 (2)	2001	2000
Average business credit card receivables for the year ended December 31:			
Owned	$ 472,103	$ 382,262	$ 399,692
Securitized	1,727,864	1,490,052	973,025
Total managed	2,199,967	1,872,314	1,372,717
Ending business credit card receivables at December 31:			
Owned	445,083	416,265	335,087
Securitized	2,149,147	1,626,709	1,324,137
Total managed	2,594,230	2,042,974	1,659,224
Ending number of business credit card accounts at December 31	780,326	682,890	585,836
As a percentage of average managed business credit card receivables for the year ended December 31:			
Interest income	18.7%	20.3%	19.8%
Interest expense	3.5	5.3	7.0
Net interest margin	15.2	15.0	12.8
Fee revenues	5.6	5.6	5.4
Risk-adjusted revenues (1)	12.0	12.9	13.5
As a percentage of managed business credit card receivables:			
Receivables 90 days or more delinquent at December 31	3.1%	3.3%	2.3%
Receivables 30 days or more delinquent at December 31	6.1	6.7	5.0
Nonaccrual receivables at December 31	1.2	4.0	2.7
Accruing receivables past due 90 days or more at December 31	2.8	0.0	0.0
Net principal charge-offs for the year ended December 31	8.8	7.7	4.7

(1) Risk-adjusted revenues represent net interest margin and fee revenues, less net principal charge-offs.

(2) See "Interest and Fee Income on Receivables" in Note 2 to the consolidated financial statements for a discussion of the change in income billing practice effective October 1, 2002.

Servicing Revenues

Servicing revenues were $34.0 million in the year ended December 31, 2002, $29.2 million in the year ended December 31, 2001, and $17.3 million in the year ended December 31, 2000. The increase in servicing revenues in 2002 and 2001 was due to increased volume of securitized business credit card receivables.

Other Revenues

($ in thousands)	Year Ended December 31,		
	2002	2001	2000
Interchange income	$ 93,023	$ 80,721	$61,668
Business credit card rewards	(12,542)	(8,979)	(3,162)
Cash advance fees	3,602	2,547	1,227
Balance transfer fees	3,545	0	0
Investment securities gains (losses), net	(6,169)	(26,227)	5,473
Loss on sale of deposits	0	(2,835)	0
Insurance revenues (losses), net and other	5,693	(3,758)	600
Total other revenues, net	$ 87,152	$ 41,469	$65,806

Interchange income includes interchange fees on both owned and securitized business credit cards. The increase in interchange income in the years ended December 31, 2002 and 2001 was primarily due to higher purchase volume related to the increase in average managed business credit card accounts and receivables. The average interchange rate was 2.1% in the year ended December 31, 2002, 2.2% in the year ended December 31, 2001 and 2.1% in the year ended December 31, 2000.

Increases in business credit card rewards in the years ended December 31, 2002 and 2001, were due to the increase in average managed business credit card accounts in the rewards programs and the corresponding purchase activity in those accounts, partially offset by a change in estimate in 2002. In 2002, we revised our estimate of the bonus mile reward liability, including a change in the assumed percentage of cardholders that will ultimately claim rewards from 80% to 70% and a change in the estimated cost of future reward redemptions, based on experience for that program life-to-date. The impact of the change in estimate of the bonus mile reward liability was an approximate $1.9 million increase in other revenues in the year ended December 31, 2002. See Note 19 to the consolidated financial statements. We anticipate that this change in estimate will have a favorable impact on results of operations in future periods, depending on the levels of bonus mile rewards earned by cardholders in those periods.

Increases in cash advance fees in the years ended December 31, 2002 and 2001 are due to growth in managed business credit card accounts.

In 2002, our marketing campaigns have included a broader array of competitively-priced offerings and products, including balance transfer promotions, promotional pricing and rewards programs, geared specifically toward attracting more higher credit quality customers. We have experienced an increased volume of balance transfers to cardholder accounts in the year ended December 31, 2002 as compared to 2001 due to these marketing campaigns. In connection with offering promotional pricing on balance transfers, we began assessing balance transfer fees to cardholders in the first quarter of 2002.

Investment securities gains (losses) include changes in the fair value and realized gains (losses) on venture capital investments. Investment securities gains (losses) in the year ended December 31, 2002 include $6.9 million of net decrease in valuations of venture capital investments, and $0.7 million of realized gains on other investments. Investment securities gains (losses) in the year ended December 31, 2001 include $9.3 million in realized losses on venture capital investments, $19.6 million in decreases in valuations of venture capital investments, and $2.7 million of realized gains on other investments. Investment securities gains (losses) in the year ended December 31, 2000 include $11.4 million in gains on the sale of venture capital investments, $3.7 million of net decrease in valuations of venture capital investments, and $2.2 million of realized losses on other investments.

In the second quarter of 2001, we sold $389.7 million of deposit liabilities to E*TRADE Bank, a wholly owned subsidiary of E*TRADE Group, Inc., resulting in a $2.8 million loss.

Insurance revenues (losses), net, and other includes charges of $1.1 million in the year ended December 31, 2002 related to valuation adjustments on other receivables held for sale. In the first quarter of 2001, we successfully negotiated an early termination of our strategic alliance with Progressive Casualty Insurance Company to direct market auto insurance. Insurance revenues, net and other in the year ended December 31, 2001 includes operating results of insurance operations, the impact of the termination of the strategic alliance with Progressive Casualty Insurance Company and $10 million of charges related to the write-off of insurance-related deferred acquisition costs that were unrealizable subsequent to the termination of the auto insurance strategic alliance. Insurance revenues, net and other in the year ended December 31, 2000 includes a charge of approximately $3 million in the insurance business relating to the settlement of a large policy claim.

Loss on Transfer of Consumer Credit Card Business

On January 22, 1999, Fleet Financial Group and certain of its affiliates filed a lawsuit against Advanta Corp. and certain of its subsidiaries in Delaware Chancery Court in connection with the transfer of our consumer credit card business in 1998. See Note 11 to the consolidated financial statements. On January 22, 2003, the trial court issued a decision ruling on all but one of the issues that were to be determined at trial, and ordered further briefing on the remaining outstanding issue. In the year ended December 31, 2002, we recognized a $43.0 million pretax charge representing the estimated impact of implementing the court's decisions. This charge was classified in continuing operations as a loss on transfer of consumer credit card business, consistent with the classification of the gain on transfer of consumer credit card business of $541 million in 1998.

Operating Expenses

($ in thousands)	Year Ended December 31,		
	2002	2001	2000
Salaries and employee benefits	$ 69,227	$ 59,823	$ 42,499
Amortization of business credit card deferred origination costs, net	49,597	39,118	23,961
External processing	16,952	15,936	10,213
Professional fees	12,818	15,320	18,451
Marketing	11,061	10,574	11,492
Equipment	10,676	8,768	8,101
Occupancy	6,612	5,941	5,852
Credit	5,607	5,419	4,772
Telephone	4,145	2,404	1,811
Postage	3,470	3,304	2,947
Fraud loss	2,896	2,568	1,965
Insurance	2,870	4,607	4,628
Other	5,810	6,404	13,600
Total operating expenses	$201,741	$180,186	$150,292

Salaries and employee benefits, external processing, equipment, telephone and fraud expense increased in the year ended December 31, 2002 as compared to the year ended December 31, 2001 due primarily to growth in managed business credit card receivables and additional investments in initiatives to strengthen our position as a leading issuer of business credit cards to the small business market. These included initiatives to provide additional value to our existing customers, customer retention activities, development of additional products and services, development of affinity cards and partnership relationships, and enhancement of internet capabilities for servicing our customers. External processing expenses in 2002 also reflect a reduction in the contracted rate for these services that occurred during the first quarter of 2002.

The increase in amortization of business credit card deferred origination costs, net, in the year ended December 31, 2002 as compared to the year ended December 31, 2001, is attributable to our strategic

initiative to selectively attract and retain more higher credit quality customers and the competitive environment for credit card issuers. Amortization of business credit card deferred origination costs in the year ended December 31, 2002 also includes a change in estimate of $1.4 million. Effective July 1, 2002, we refined our estimate of the timing of when accounts are acquired to better match the resulting estimated period of benefit to the amortization of deferred acquisition costs. The impact of this change in estimate in the year ended December 31, 2002 was a decrease in amortization of business credit card deferred origination costs of $1.4 million. See Note 19 to the consolidated financial statements.

The increase in marketing expense in the year ended December 31, 2002 as compared to the year ended December 31, 2001 also resulted from our strategic initiative to selectively attract and retain more higher credit quality customers and the competitive environment for credit card issuers, partially offset by decreased origination activities in our retail note program as a result of our high liquidity position subsequent to the Mortgage Transaction in 2001.

Professional fees decreased in the year ended December 31, 2002 as compared to the year ended December 31, 2001 due primarily to a reduction in legal expenses related to the timing of litigation activity. Credit expense increased in the year ended December 31, 2002 as compared to the year ended December 31, 2001 due to growth in the volume of charged-off accounts, partially offset by the shift in the types of recoveries. There was an increase in the proportion of total recoveries collected through sales of pools of charged-off accounts and a decrease in the proportion collected through outsourced individual account recovery efforts.

The decrease in insurance expense in the year ended December 31, 2002 as compared to 2001 is primarily a result of a decrease in FDIC insurance costs on deposit liabilities. Our FDIC insurance costs decreased due to the significant reduction in our outstanding deposits at Advanta National Bank subsequent to the Mortgage Transaction, and due to a decrease in the insurance assessment rate at Advanta Bank Corp. In addition, insurance expense in the year ended December 31, 2002 includes a $0.4 million reduction of our estimated liability related to worker's compensation insurance.

Other operating expenses in the year ended December 31, 2002 include a $1.1 million decrease in litigation reserves resulting from a reduction of damages in a jury verdict. See further discussion in Note 11 to the consolidated financial statements. Other operating expenses in the year ended December 31, 2001 include a $2.2 million cash rebate related to prior periods' business credit card processing costs.

Salaries and employee benefits, amortization of business credit card deferred origination costs, net, external processing and fraud loss expenses increased in the year ended December 31, 2001 as compared to the year ended December 31, 2000 due primarily to growth in managed business credit card receivables. Professional fees decreased by $3.1 million in the year ended December 31, 2001 as compared to the year ended December 31, 2000. The decrease in professional fees was due to consulting costs incurred in 2000 associated with the implementation of our bank regulatory agreements, partially offset by increased legal costs in 2001. The decrease in marketing expenses in the year ended December 31, 2001 as compared to 2000 reflects decreased origination activities in our retail note program as a result of our high liquidity position subsequent to the Mortgage Transaction in the first quarter of 2001. Other expenses in the year ended December 31, 2000 included an increase in litigation reserves of $7.0 million.

Unusual Charges

Subsequent to our exit from the mortgage business and discontinuance of our leasing business in the first quarter of 2001, we implemented a plan to restructure our corporate functions to a size commensurate with our ongoing businesses and incurred certain other unusual charges related to employee costs. The restructuring activities had no significant impact on operations while they were ongoing. Due to the termination of employees and the write-off of certain assets no longer used, we expected and realized lower personnel expenses in the support functions in the 12 months following the charges, and expected to realize lower depreciation and amortization expense over the following 5-7 years. These decreases were due to the termination of employees and the write-off or write-down of assets previously deployed in connection with exited businesses. We also expected and realized the elimination of the costs of the contractual commitments

associated with exited business products from future operating results over the estimated timeframe of the contracts.

Employee costs

In the first quarter of 2001, we recorded a $4.1 million charge for severance and outplacement costs associated with the restructuring of corporate functions. There were 69 employees severed who were entitled to benefits. These employees worked in corporate support functions including accounting and finance, human resources, information technology, legal and facilities management. Employees were notified in March 2001, and severance amounts were payable over a 12-month period following the employee's termination date. These payments were completed in the third quarter of 2002.

Additionally, during 2001, we incurred $23.2 million of other employee costs. This amount included approximately $10 million attributable to bonuses to certain key employees in recognition of their efforts on behalf of Advanta in the strategic alternatives process. It also included approximately $4.5 million of bonuses in recognition of the restructuring of the company and other significant transitional efforts. These bonuses were paid over a 12-month period. In the second quarter of 2001, we recorded a $1.0 million increase in employee costs related to a revision in estimate associated with these bonuses. In 2001, we accelerated vesting of 32% of outstanding options that were not vested at the date of the closing of the Mortgage Transaction. This acceleration resulted in a noncash charge of $1.3 million. In connection with reviewing our compensation plans after the Mortgage Transaction and restructuring of corporate functions, we implemented a program whereby all outstanding stock appreciation rights and shares of phantom stock were terminated in exchange for cash to be paid through a deferred compensation arrangement. We recorded charges of $2.9 million associated with this exchange. The charge reflects a $0.7 million reduction recorded in the three months ended September 30, 2001, as actual cash settlement costs were less than estimated. Due to the restructuring of the company, we implemented programs whereby certain out-of-the-money options were exchanged for shares of stock, and whereby certain shares of restricted stock were exchanged for cash and stock options in a tender offer, subject to certain performance conditions and vesting requirements. Noncash charges associated with the issuance of the stock, stock options and the tender offer totaled $3.6 million. This charge reflects a $1.4 million increase recorded in the three months ended September 30, 2001, as actual noncash charges associated with the tender offer were more than estimated.

Expenses associated with exited businesses/products

In the first quarter of 2001, we recorded charges of $2.2 million related to other products exited for which no future revenues or benefits would be received. In the third quarter of 2001, we were able to settle some of these commitments for less than originally estimated, and reduced the charge by $0.7 million. We paid the remaining costs, which included lease and other commitments, in the third quarter of 2002.

In 1998, in connection with the transfer of our consumer credit card business to Fleet Credit Card LLC, we made major organizational changes to reduce corporate expenses incurred in the past: (1) to support the business contributed to Fleet Credit Card LLC in the transfer of our consumer credit card business, and (2) associated with the business and products no longer being offered or not directly associated with our mortgage, business credit card and leasing units. As of December 31, 2000, the remaining accrual related to charges associated with these organizational changes was $13.0 million. This accrual related to contractual commitments to certain customers, and non-related financial institutions that were providing benefits to those customers, under a product that was no longer offered and for which no future revenues or benefits would be received. A third party assumed the liabilities associated with these commitments in the first quarter of 2001, and we recorded an additional charge relating to the settlement of these commitments of $10.3 million.

Asset impairments

In connection with our plan to restructure our corporate functions to a size commensurate with our ongoing businesses during the first quarter of 2001, we identified certain assets that would no longer be used, and the carrying costs of these assets were written off resulting in a charge of $2.6 million. We estimated the realizable

value of these assets to be zero due to the nature of the assets, which include leasehold improvements and capitalized software.

Income Taxes

We reported a pretax loss in the year ended December 31, 2002 as a result of the $43.0 million charge related to the ruling in the litigation associated with the transfer of our consumer credit card business in 1998. See Note 11 to the consolidated financial statements. Since the gain on the transfer of our consumer credit card business in 1998 was not subject to income tax, the $43.0 million charge in 2002 did not result in a tax benefit. As a result, we reported income tax expense from continuing operations of $17.2 million for the year ended December 31, 2002. Our effective tax rate, excluding the $43.0 million charge, was 38.5% for the year ended December 31, 2002.

We reported a pretax loss in the year ended December 31, 2001 as a result of unusual charges, valuation adjustments on venture capital investments and the loss on the discontinuance of the leasing business in 2001. A valuation allowance was provided against a portion of the resulting deferred tax asset given our pre-existing net operating loss carryforwards and the uncertainty of the realizability of the incremental deferred tax asset, resulting in an effective tax rate of 28% for income from continuing operations for 2001. In the year ended December 31, 2000, we also reported a pretax loss and a valuation allowance was provided against the resulting deferred tax asset, resulting in a 0% effective tax rate.

At December 31, 2002, net operating loss carryforwards were $636 million, of which $391 million expire in 2018, $29 million expire in 2019, $1 million expire in 2020 and $215 million expire in 2021. We utilized net operating loss carryforwards of $49 million in 2002. Additionally in 2000, $29 million was carried back to prior years. See Note 11 to the consolidated financial statements for a discussion of tax matters currently before the Internal Revenue Service Regional Office of Appeals.

Discontinued Operations

In the year ended December 31, 2002, we recorded an after-tax loss on the discontinuance of our mortgage and leasing businesses of $8.6 million. The components of this loss include a pretax charge of $7.5 million for a litigation settlement related to a mortgage loan servicing agreement termination fee collected in December 2000, a $17.8 million pretax charge primarily related to an increase in our estimated costs of mortgage business-related contingent liabilities, an $11.3 million pretax gain on leasing discontinuance, and a tax benefit of $5.4 million. The $17.8 million charge relates primarily to an increase in our estimated 2002 and future costs of mortgage business-related contingent liabilities in connection with (1) contingent liabilities and litigation costs arising from the operation of the mortgage business prior to the Mortgage Transaction that were not assumed by the buyer, and (2) costs related to Advanta's litigation with Chase Manhattan Mortgage Corporation in connection with the Mortgage Transaction. The change in estimate reflects the legal and consulting fees and other costs that we expect to incur based on current levels of contingent liabilities and expense rates, and considers the status of the discovery process associated with the Mortgage Transaction litigation. The $11.3 million pretax gain on leasing discontinuance represents a revision in the estimated operating results of the leasing segment over the remaining life of the lease portfolio due primarily to favorable credit performance. The leasing portfolio performed favorably as compared to the expectations and assumptions established in 2001. This improvement was the result of successfully obtaining a replacement vendor to service leased equipment for a former leasing vendor that had filed for bankruptcy protection, and operational improvements in the leasing collections area.

In the year ended December 31, 2001, we recorded an after-tax loss on the discontinuance of our mortgage and leasing businesses of $31.6 million. The components of this net loss include a pretax gain on the Mortgage Transaction of $20.8 million, a pretax loss on the discontinuance of our leasing business of $45.0 million, and a tax provision of $7.4 million. The gain on the Mortgage Transaction does not reflect any impact from the post-closing adjustment process that has not yet been completed due to litigation related to the Mortgage Transaction. See Note 11 to the consolidated financial statements. The $45.0 million pretax loss on the discontinuance of the leasing business in 2001 was due to a change in estimate of the operating results

of the leasing segment over the remaining life of the lease portfolio. The change in estimate was needed due to an increase in estimated credit losses expected throughout the remaining term of the leasing portfolio based on credit loss experience in 2001. A principal factor contributing to the increased credit losses in 2001 was that one of our former leasing vendors had filed for bankruptcy protection and this vendor's financial problems were impacting its ability to service the leased equipment in a segment of our leasing portfolio. This vendor was unique from our other leasing vendors in that it had a significant servicing relationship with our customers and the equipment under lease provided fee revenue to our customers for usage. Also, our contract with the vendor provided that the vendor would provide a guaranty if the performance of the leases did not meet certain criteria. This guaranty was considered when underwriting the leases.

We recorded a loss on the discontinuance of our leasing business of $4.3 million, net of tax, effective December 31, 2000, representing the estimated operating results through the remaining term of the leasing portfolio. Estimated operating results of the leasing business included estimated valuations of retained interests in leasing securitizations, estimated cash flows from on-balance sheet lease receivables, interest expense and operating expenses.

Loss from discontinued operations, net of tax, was $8.4 million for the period from January 1, 2001 through February 28, 2001, the effective date of the Mortgage Transaction. Loss from discontinued operations, net of tax, was $163.6 million in the year ended December 31, 2000. Loss from discontinued operations in the year ended December 31, 2000 includes charges which were made in response to our regulatory review process, including the implementation of the agreements with the bank regulators that were signed during the second and third quarters of 2000, and changes during the second quarter in the market and the political and regulatory environment for subprime lending. These charges included a pretax reduction in the valuation of Advanta National Bank's retained interests in mortgage securitizations of $214.0 million and an increase in Advanta National Bank's on-balance sheet allowance for receivable losses related to mortgage loans of $22.0 million. These Advanta National Bank charges reduced net income by $236.0 million or $9.31 per combined common diluted share.

In addition, loss from discontinued operations in the year ended December 31, 2000 includes $20.3 million of pretax charges resulting from changes in valuation assumptions related to retained interests in leasing securitizations, primarily due to higher credit losses associated with certain unprofitable segments of broker originations from prior periods. These charges reduced net income by $20.3 million or $0.80 per combined common diluted share. Loss from discontinued operations in the year ended December 31, 2000 also includes $25.3 million of revenues related to termination fees received under a mortgage servicing agreement.

ASSET/LIABILITY MANAGEMENT

We manage our financial condition with a focus on maintaining high credit quality standards, disciplined management of market risks and prudent levels of growth, leverage and liquidity.

Market Risk Sensitivity

Market risk is the potential for loss or diminished financial performance arising from adverse changes in market forces including interest rates and market prices. Market risk sensitivity is the degree to which a financial instrument, or a company that owns financial instruments, is exposed to market forces. Fluctuations in interest rates, changes in economic conditions, shifts in customer behavior, and other factors can affect our financial performance. Changes in economic conditions and shifts in customer behavior are difficult to predict, and our financial performance generally cannot be insulated from these forces.

We are exposed to equity price risk on the equity securities in our investments available for sale portfolio. A significant portion of our equity securities at December 31, 2002 represented venture capital investments. We typically do not attempt to reduce or eliminate the market exposure on equity investments. A 20% adverse change in equity prices would result in an approximate $4.1 million decrease in the fair value of our equity investments as of December 31, 2002. A 20% adverse change would have resulted in an approximate $5.3 million decrease in fair value as of December 31, 2001.

Financial performance variability as a result of fluctuations in interest rates is commonly called interest rate risk. Interest rate risk generally results from mismatches in the timing of asset and liability repricing (gap risk) and from differences between the repricing indices of assets and liabilities (basis risk). We regularly evaluate our market risk profile and attempt to minimize the impact of interest rate risk on net interest income, securitization income and net income. In managing interest rate risk exposure, we may periodically securitize receivables, sell and purchase assets, alter the mix and term structure of our funding base, change our investment portfolio, or use derivative financial instruments. Derivatives are not used for trading or speculative activities. There were no interest rate swaps or other derivatives outstanding related to continuing operations at December 31, 2002 or 2001.

Risk exposure levels vary continuously, as changes occur in our asset/liability mix, market interest rates and other factors affecting the timing and magnitude of cash flows. We attempt to analyze the impact of interest rate risk by regularly evaluating the perceived risks inherent in our asset and liability structure, including derivative instruments, if applicable. Computer simulations are used to generate expected financial performance in a variety of interest rate environments. Those results are analyzed to determine if actions need to be taken to mitigate our interest rate risk.

We measure our interest rate risk using a rising rate scenario and a declining rate scenario. Net interest income is estimated using a third party software model that uses standard income modeling techniques. We also measure the effect of interest rate risk on our managed net interest income, which includes net interest income on owned assets and net interest income on securitized receivables. The measurement of managed net interest income in addition to net interest income on owned assets is meaningful because our securitization income fluctuates with yields on securitized receivables and interest rates earned by note holders. Both increasing and decreasing rate scenarios assume an instantaneous shift in rates and measure the corresponding change in expected net interest income as compared to a base case scenario. As of December 31, 2002 and 2001, we estimated that our owned net interest income and managed net interest income would change as follows over a twelve-month period:

	2002	2001
Estimated percentage increase (decrease) in owned net interest income:		
Assuming 200 basis point increase in interest rates	16 %	5 %
Assuming 200 basis point decrease in interest rates	3 %	(3)%
Estimated percentage increase (decrease) in managed net interest income:		
Assuming 200 basis point increase in interest rates	(4)%	(7)%
Assuming 200 basis point decrease in interest rates	9 %	7 %

Our owned and securitized business credit card receivables include interest rate floors that cause our managed net interest income to rise in the declining rate scenario. Our managed net interest income decreases in a rising rate scenario due to the portion of the business credit card portfolio that is effectively at a fixed rate because of the nature of the pricing of the accounts and the variable rate funding of off-balance sheet securitized receivables. Changes in the composition of our balance sheet, the current interest rate environment at December 31, 2002 as compared to December 31, 2001, and a reset of interest rate floors on a significant portion of our business credit cards portfolio during 2002 have also impacted the results of the owned and managed net interest income sensitivity analyses.

The above estimates of net interest income sensitivity alone do not provide a comprehensive view of our exposure to interest rate risk. The quantitative risk information is limited by the parameters and assumptions utilized in generating the results. These analyses are useful only when viewed within the context of the parameters and assumptions used. The above rate scenarios in no way reflect management's expectation regarding the future direction of interest rates, and they depict only two possibilities out of a large set of possible scenarios.

Liquidity and Capital Resources

Our goal is to maintain an adequate level of liquidity, for both long-term and short-term needs, through active management of both assets and liabilities. Since Advanta Corp.'s debt rating is not investment grade, our access to unsecured, institutional debt is limited. However, we do have access to a diversity of funding sources as described below, and had a high level of liquidity at December 31, 2002. At December 31, 2002, we had $332 million of federal funds sold, $177 million of receivables held for sale, and $126 million of investments, which could be sold to generate additional liquidity.

Components of funding were as follows at December 31:

($ in thousands)	2002		2001	
	Amount	%	Amount	%
Off-balance sheet securitized receivables (1)	$2,172,266	60%	$1,893,162	56%
Deposits	714,028	19	636,915	19
Debt and other borrowings	315,886	9	355,899	11
Capital securities	100,000	3	100,000	3
Equity	321,313	9	366,299	11
Total	$3,623,493	100%	$3,352,275	100%

(1) Includes both off-balance sheet business credit card receivables and off-balance sheet lease receivables related to discontinued operations. Excludes our ownership interest in the investor principal balance of securitizations (subordinated trust assets) that are held on-balance sheet and classified as retained interests in securitizations or assets of discontinued operations.

At December 31, 2002, our ratio of equity, including capital securities, to on-balance sheet assets was 25.1% as compared to 28.5% at December 31, 2001. In managing our capital needs, we also consider our ratio of equity to managed assets, since our on-balance sheet assets include retained interests in securitizations that serve as credit enhancement to the investors' interests in the securitized receivables. The ratio of equity, including capital securities, to managed assets was 10.9% at December 31, 2002 as compared to 13.2% at December 31, 2001. We calculate managed assets as follows:

($ in thousands)	December 31,	
	2002	2001
Total on-balance sheet assets	$1,681,613	$1,636,680
Off-balance sheet securitized receivables	2,172,266	1,893,162
Managed assets	$3,853,879	$3,529,842

Off-Balance Sheet Securitizations

As shown in the components of funding table above, off-balance sheet securitizations provide a significant portion of our funding and they are one of our primary sources of liquidity. These transactions enable us to limit our credit risk in the securitized receivables to the amount of interests retained on-balance sheet. See Note 6 to the consolidated financial statements for key securitization data including income, cash flows and assumptions used in measuring the fair value of our retained interests in securitizations. Our accounting policies related to securitization transactions are discussed in the "Critical Accounting Policies and Estimates" section of Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 2 to the consolidated financial statements.

We completed one public business credit card securitization in each of 2002 and 2001, and our first two public business credit card securitizations in 2000. These public securitizations enabled us to grow off-balance sheet business credit card receivables as a component of our funding. In addition to the public securitizations, the securitization trust has two non-public series outstanding. The first series, Series 1997-A, provides off-balance sheet funding through a $330 million committed commercial paper conduit facility, through which $330 million of business credit card receivables were securitized at December 31, 2002. The commitment can

be withdrawn under certain conditions, similar to the conditions for an early amortization event, as described below, for the other series of the securitization trust. Our commercial paper conduit facility also requires the servicer, Advanta Bank Corp., to meet its minimum regulatory capital requirements. Upon the expiration of $50 million of this commercial paper conduit facility in March 2003 and the remainder of $280 million in June 2003, management expects to obtain the appropriate level of replacement funding under similar terms and conditions. The second non-public series was a securitization completed in 2000.

The revolving periods for each series of the business credit card securitization trust extend to the following dates:

($ in thousands)	Investor Principal Balance at December 31, 2002	Scheduled End of Revolving Period
Series 1997-A	$341,725	June 2003
Series 2000-A	157,068	January 2003
Series 2000-B	600,000	March 2003
Series 2000-C	400,000	January 2005
Series 2001-A	300,000	July 2007
Series 2002-A	300,000	September 2004

In addition to investor principal balance, our securitized business credit card receivables include billed interest and fees of $50.4 million on those accounts at December 31, 2002.

When the revolving periods of the series end and they start their expected amortization periods, we will need to replace the funding currently being provided by those series. We expect the $157 million Series 2000-A to complete its amortization period by April 2003 and the $600 million Series 2000-B to complete its amortization period by July 2003. Management expects to replace this funding through a combination of increased deposits and private and public securitization transactions under similar terms and conditions as our current private and public securitizations. However, based on recent trends in market rates for asset-backed securities issued by certain other credit card companies and our recent experience, we expect the costs of our public securitization transactions in 2003 will be higher than what we experienced in 2002.

The securitization agreements contain conditions that would trigger an early amortization event. An early amortization event would result in the end of the revolving period prior to the expected dates above, which would require us to find an alternate means of funding new receivables generated on existing business credit card accounts. The conditions include the failure to make payments under the terms of the agreement, or the insolvency or other similar event of Advanta Bank Corp. An early amortization event would also be triggered for each individual series if the three-month average excess spread percentage was not maintained at a level greater than 0% for that series. Excess spread represents income-related cash flows on securitized receivables (interest, interchange and fees) net of note holders' interest, servicing fees, and credit losses. At December 31, 2002, our three-month average excess spread was 11%. Based on the current levels of excess spread, our financial condition and other considerations, management believes that it is unlikely that the trust or any individual series will have an early amortization event. The business credit card securitization agreements do not have any provisions or conditions involving the debt rating of Advanta Corp.

Deposits, Debt, Other Borrowings and Equity

In the first quarter of 2001, we received in excess of $1 billion in cash proceeds from the Mortgage Transaction that resulted in liquidity in excess of the needs of our continuing businesses. We strategically used the proceeds to strengthen Advanta for the future, including a significant reduction in our leverage. In the second quarter of 2001, we sold $389.7 million of our deposit liabilities to E*TRADE Bank, a wholly owned subsidiary of E*TRADE Group, Inc. We also paid off substantially all of our outstanding medium-term notes and reduced our outstanding retail notes. In the year ended December 31, 2001, we reduced debt and deposits by $1.1 billion. Also, Advanta National Bank suspended originations of deposit accounts. Excess liquid assets were held in short-term, high-quality investments earning money market rates until they could be deployed. As a result, we had interest expense in excess of interest income on this excess liquidity that was not included

in Advanta Business Cards or venture capital segment results. We do not anticipate that we will incur net interest expense unrelated to the funding of our Advanta Business Cards or venture capital segments in the year ended December 31, 2003 since the excess liquid assets described above have been deployed as of December 31, 2002.

We continue to offer unsecured debt securities of Advanta Corp., in the form of RediReserve Certificates and Investment Notes, to retail investors through our retail note program. We change the interest rates we offer frequently, depending on market conditions and our funding needs. The rates also vary depending on the size of each investment. At December 31, 2002, $316 million of RediReserve Certificates and Investment Notes were outstanding with interest rates ranging from 2.75% to 11.56%.

In the first quarter of 2001, after consideration of the parent liquidity and the capital requirements for the ongoing business, the Board of Directors of Advanta Corp. authorized management to purchase up to 1.5 million shares of Advanta Corp. common stock or the equivalent dollar amount of our capital securities, or some combination thereof. In August 2002, the Board of Directors authorized the purchase of up to an additional 1.5 million shares of Advanta Corp. common stock, bringing the total authorization to up to 3.0 million shares. We intend to continue to make purchases modestly and when we believe it is prudent to do so while we analyze evolving capital requirements. During the year ended December 31, 2001, we repurchased 693,300 shares of our Class B Common Stock. In the year ended December 31, 2002, we repurchased 1,554,759 shares of our Class B Common Stock.

Advanta Corp. and its subsidiaries are involved in class action lawsuits, other litigation, claims and legal proceedings arising in the ordinary course of business or discontinued operations, including litigation arising from our operation of the mortgage business prior to the Mortgage Transaction in the first quarter of 2001. Management believes that the aggregate loss, if any, resulting from existing litigation, claims and other legal proceedings will not have a material adverse effect on our liquidity or capital resources based on our current expectations regarding the ultimate resolutions of these actions and amounts held in escrow in connection with certain litigation. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of these proceedings are influenced by factors outside of our control, it is reasonably possible that the estimated cash flow related to these proceedings may change or that actual results will differ from our estimates.

The following tables detail the composition of the deposit base and the composition of debt and other borrowings at year end for each of the past five years.

Composition of Deposit Base

($ in millions)	As of December 31,									
	2002		2001		2000		1999		1998	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Demand deposits	$ 6.6	1%	$ 6.5	1%	$ 4.6	0%	$ 5.8	0%	$ 4.3	0%
Money market savings	2.3	0	3.5	1	64.0	5	242.4	16	181.5	10
Time deposits of $100,000 or less	441.6	62	389.9	61	916.9	68	1,046.6	69	1,445.8	83
Time deposits of more than $100,000	263.5	37	237.0	37	361.5	27	217.6	15	118.2	7
Total deposits	$714.0	100%	$636.9	100%	$1,347.0	100%	$1,512.4	100%	$1,749.8	100%

Composition of Debt and Other Borrowings

($ in millions)	As of December 31,									
	2002		2001		2000		1999		1998	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Subordinated retail notes and certificates	$ 0.0	0%	$ 0.6	0%	$ 0.7	0%	$ 1.0	0%	$ 1.5	0%
Senior retail notes and certificates	315.8	100	322.8	91	404.2	53	234.4	21	145.6	14
Medium-term bank notes	0.0	0	0.0	0	3.4	1	7.3	0	7.3	1
Medium-term notes	0.0	0	0.2	0	343.6	45	538.0	48	866.5	83
Value notes	0.0	0	0.0	0	3.3	0	7.8	1	9.3	1
Term fed funds, fed funds purchased and FHLB advances	0.0	0	0.0	0	0.0	0	220.0	20	0.0	0
Securities sold under agreements to repurchase	0.0	0	32.3	9	0.0	0	104.2	9	0.0	0
Other borrowings	0.0	0	0.0	0	4.3	1	9.0	1	17.8	1
Total debt and other borrowings	$315.8	100%	$355.9	100%	$759.5	100%	$1,121.7	100%	$1,048.0	100%

Contractual Obligations

The following table summarizes our contractual cash obligations at December 31, 2002 by period. The table does not include purchase obligations, representing agreements with minimum or fixed terms to purchase goods or services in the ordinary course of business. We expect that purchase obligations will be funded with operating cash flows and that they will not have a material impact on our liquidity or capital resources.

($ in thousands)	Payments Due by Period				
	Total	Less than or equal to 1 year	2-3 years	4-5 years	After 5 years
Time deposits	$ 705,087	$486,874	$218,083	$ 130	$ 0
Debt and other borrowings	315,886	206,897	79,149	29,840	0
Operating leases	12,869	5,138	7,023	659	49
Total	$1,033,842	$698,909	$304,255	$30,629	$ 49

Management expects to fund our deposit and debt obligations with replacement deposits or debt having similar terms and conditions. We expect to fund commitments related to operating leases with operating cash flows.

In addition to these obligations, we have commitments to extend credit to our business credit card customers, representing unused lines of credit, of $6.1 billion at December 31, 2002 and $4.6 billion at December 31, 2001. Lines of credit on our customers' business credit cards totaled $8.6 billion at December 31, 2002 and $6.6 billion at December 31, 2001. We believe that our customers' utilization of their lines of credit will continue to be substantially less than the amount of the commitments, as has been our experience to date. We expect to fund the commitments to extend credit with the various components of funding described above, similar to the funding of other new receivables.

Regulatory Agreements and Restrictions at Subsidiaries

Advanta Bank Corp. and Advanta National Bank are subject to regulatory capital requirements and other regulatory provisions that restrict their ability to lend and/or pay dividends to Advanta Corp. and its affiliates. Our insurance subsidiaries are also subject to certain capital and dividend rules and regulations as prescribed by state jurisdictions in which they are authorized to operate. See "Part I — Government Regulation."

In 2000, Advanta Bank Corp. entered into agreements with its bank regulatory agencies, primarily relating to the bank's subprime lending operations. These agreements imposed temporary deposit growth limits at Advanta Bank Corp. and required prior regulatory approval of cash dividends. In April 2002, the agreements were removed and, as a result, the restrictions in the agreements on deposit growth and payment of

cash dividends are no longer applicable. In connection with removing the agreements, Advanta Bank Corp. reached an understanding with its regulators, reflecting continued progress in our ongoing efforts to enhance Advanta Bank Corp.'s practices and procedures. Effective October 2002, the understanding was revised. The revised understanding replaces the provisions of the prior understanding and provides for the bank to enhance certain of its internal planning and monitoring processes. The revised understanding is consistent with the manner in which Advanta Bank Corp. is currently operating its business and includes no restrictions expected to have any impact on our financial results.

In 2000, Advanta National Bank also reached agreements with its bank regulatory agency, primarily relating to the bank's subprime lending operations. The agreements established temporary asset growth limits at Advanta National Bank, imposed restrictions on taking brokered deposits and required that Advanta National Bank maintain certain capital ratios in excess of the minimum regulatory standards. In 2001, Advanta National Bank entered into an additional agreement with its regulatory agency regarding restrictions on new business activities and product lines at Advanta National Bank after the Mortgage Transaction, and the resolution of outstanding Advanta National Bank liabilities. The agreement also reduced the capital requirements for Advanta National Bank to 12.7% for Tier 1 and total capital to risk-weighted assets, and to 5% for Tier 1 capital to adjusted total assets as defined in the agreement. In addition, the agreement prohibits the payment of dividends by Advanta National Bank without prior regulatory approval. Management believes that Advanta National Bank was in compliance with its regulatory agreements at December 31, 2002.

At December 31, 2002, Advanta Bank Corp.'s combined total capital ratio (combined Tier I and Tier II capital) was 18.46%, and Advanta National Bank's combined total capital ratio was 23.13%. At December 31, 2001, Advanta Bank Corp.'s combined total capital ratio was 18.80%, and Advanta National Bank's combined total capital ratio was 23.34%. In each case, Advanta Bank Corp. and Advanta National Bank had capital at levels a bank is required to maintain to be classified as "well-capitalized" under the regulatory framework for prompt corrective action. However, Advanta National Bank does not meet the definition of "well-capitalized" because of the existence of its agreement with its regulatory agency, even though it has achieved the higher imposed capital ratios required by the agreement.

Total stockholders' equity of our banking and insurance affiliates was $280 million at December 31, 2002, of which $226 million was restricted. At January 1, 2003, $54.6 million of stockholders' equity of our bank and insurance affiliates was available for payment of cash dividends in 2003 under applicable regulatory guidelines without prior regulatory approval.

In addition to dividend restrictions at banking subsidiaries, certain non-bank subsidiaries are subject to minimum equity requirements as part of securitization or other agreements. The total minimum equity requirement of non-bank subsidiaries was $10 million at December 31, 2002. At December 31, 2002, the non-bank subsidiaries were in compliance with these minimum equity requirements.

Management believes that the restrictions, for both bank and non-bank subsidiaries, will not have an adverse effect on Advanta Corp.'s ability to meet its cash obligations due to the current levels of liquidity and diversity of funding sources.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

See "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations — ASSET/LIABILITY MANAGEMENT."

Item 8. *Financial Statements and Supplementary Data*

Advanta Corp. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 14,834	$ 20,952
Federal funds sold	332,257	229,889
Restricted interest-bearing deposits	79,449	113,956
Investments available for sale	171,222	246,679
Receivables, net:		
Held for sale	177,065	202,612
Other	278,282	220,795
Total receivables, net	455,347	423,407
Accounts receivable from securitizations	198,238	168,983
Premises and equipment (at cost, less accumulated depreciation of $26,959 in 2002 and $21,677 in 2001)	25,496	25,722
Other assets	277,658	264,689
Assets of discontinued operations, net	127,112	142,403
Total assets	$1,681,613	$1,636,680
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 6,561	$ 6,500
Interest-bearing	707,467	630,415
Total deposits	714,028	636,915
Debt	315,886	323,582
Other borrowings	0	32,317
Other liabilities	230,386	177,567
Total liabilities	1,260,300	1,170,381
Commitments and contingencies		
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of Advanta Corp.	100,000	100,000
STOCKHOLDERS' EQUITY		
Class A preferred stock, $1,000 par value; Authorized, issued and outstanding — 1,010 shares in 2002 and 2001	1,010	1,010
Class A voting common stock, $.01 par value; Authorized — 200,000,000 shares; Issued — 10,041,017 shares in 2002 and 2001	100	100
Class B non-voting common stock, $.01 par value; Authorized — 200,000,000 shares; Issued — 20,326,289 shares in 2002 and 17,939,639 shares in 2001	204	179
Additional paid-in capital	243,910	223,362
Deferred compensation	(17,837)	(64)
Unearned ESOP shares	(10,831)	(11,295)
Accumulated other comprehensive income	186	1,259
Retained earnings	147,205	179,370
Less: Treasury stock at cost, 2,896,112 Class B common shares in 2002 and 1,348,079 Class B common shares in 2001	(42,634)	(27,622)
Total stockholders' equity	321,313	366,299
Total liabilities and stockholders' equity	$1,681,613	$1,636,680

See Notes to Consolidated Financial Statements.

Advanta Corp. and Subsidiaries

Consolidated Income Statements

(In thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Interest income:			
Receivables	$ 82,720	$ 77,799	$ 78,506
Investments	10,226	40,052	57,594
Other interest income	10,658	10,084	6,048
Total interest income	103,604	127,935	142,148
Interest expense:			
Deposits	23,825	43,968	53,201
Debt	23,696	37,658	29,369
Other borrowings	59	844	3,938
Total interest expense	47,580	82,470	86,508
Net interest income	56,024	45,465	55,640
Provision for credit losses	40,906	35,976	36,309
Net interest income after provision for credit losses	15,118	9,489	19,331
Noninterest revenues:			
Securitization income	118,976	108,186	67,917
Servicing revenues	33,973	29,221	17,310
Other revenues, net	87,152	41,469	65,806
Loss on transfer of consumer credit card business (See Note 11)	(43,000)	0	0
Total noninterest revenues	197,101	178,876	151,033
Expenses:			
Operating expenses	201,741	180,186	150,292
Minority interest in income of consolidated subsidiary	8,880	8,880	8,880
Unusual charges	0	41,750	0
Total expenses	210,621	230,816	159,172
Income (loss) before income taxes	1,598	(42,451)	11,192
Income tax expense (benefit)	17,170	(11,995)	0
Income (loss) from continuing operations	(15,572)	(30,456)	11,192
Loss from discontinued operations, net of tax	0	(8,438)	(163,578)
Loss, net, on discontinuance of mortgage and leasing businesses, net of tax	(8,610)	(31,639)	(4,298)
Net loss	$(24,182)	$(70,533)	$(156,684)
Basic income (loss) from continuing operations per common share			
Class A	$ (0.69)	$ (1.23)	$ 0.39
Class B	(0.59)	(1.17)	0.47
Combined	(0.63)	(1.19)	0.44
Diluted income (loss) from continuing operations per common share			
Class A	$ (0.69)	$ (1.23)	$ 0.39
Class B	(0.59)	(1.17)	0.46
Combined	(0.63)	(1.19)	0.44
Basic net loss per common share			
Class A	$ (1.03)	$ (2.79)	$ (6.28)
Class B	(0.94)	(2.73)	(6.21)
Combined	(0.97)	(2.75)	(6.24)
Diluted net loss per common share			
Class A	$ (1.03)	$ (2.79)	$ (6.23)
Class B	(0.94)	(2.73)	(6.16)
Combined	(0.97)	(2.75)	(6.19)
Basic weighted average common shares outstanding			
Class A	9,152	9,101	9,110
Class B	15,909	16,581	16,033
Combined	25,061	25,682	25,143
Diluted weighted average common shares outstanding			
Class A	9,152	9,101	9,149
Class B	15,909	16,581	16,202
Combined	25,061	25,682	25,351

See Notes to Consolidated Financial Statements.

Advanta Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

($ in thousands)

	Comprehensive Income (Loss)	Class A Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Deferred Compensation & Unearned ESOP shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at Dec. 31, 1999		$1,010	$105	$182	$232,585	$(28,729)	$(10,794)	$ 421,741	$(26,469)	$ 589,631
Net loss	$(156,684)							(156,684)		(156,684)
Other comprehensive income (loss):										
Change in unrealized appreciation (depreciation) of investments, net of tax benefit (expense) of $(5,111)	9,492						9,492			9,492
Comprehensive loss	$(147,192)									
Preferred and common cash dividends declared								(7,495)		(7,495)
Exercise of stock options					155					155
Issuance of restricted stock				2	2,545	(2,547)				0
Amortization of deferred compensation						5,348				5,348
Forfeitures of restricted stock			(1)	(4)	(6,455)	6,460				0
Retirement of treasury stock			(4)	(4)	(8,496)				8,504	0
ESOP shares committed to be released					37	418				455
Balance at Dec. 31, 2000		$1,010	$100	$176	$220,371	$(19,050)	$ (1,302)	$ 257,562	$(17,965)	$ 440,902
Net loss	$ (70,533)							(70,533)		(70,533)
Other comprehensive income (loss):										
Change in unrealized appreciation (depreciation) of investments, net of tax benefit (expense) of $(1,379)	2,561						2,561			2,561
Comprehensive loss	$ (67,972)									
Preferred and common cash dividends declared								(7,659)		(7,659)
Exercise of stock options				4	3,476					3,480
Stock option exchange for stock and restricted stock tender offer					934	618			(2,152)	(600)
Modification of stock options					1,966					1,966
Issuance of restricted stock				1	720	(721)				0
Amortization of deferred compensation						3,256				3,256
Forfeitures of restricted stock				(2)	(4,118)	4,120				0
Stock buyback									(7,505)	(7,505)
ESOP shares committed to be released					13	418				431
Balance at Dec. 31, 2001		$1,010	$100	$179	$223,362	$(11,359)	$ 1,259	$ 179,370	$(27,622)	$ 366,299
Net loss	$ (24,182)							(24,182)		(24,182)
Other comprehensive income (loss):										
Change in unrealized appreciation (depreciation) of investments, net of tax benefit (expense) of $577	(1,073)						(1,073)			(1,073)
Comprehensive loss	$ (25,255)									
Preferred and common cash dividends declared								(7,983)		(7,983)
Exercise of stock options				1	362					363
Stock option exchange program stock distribution									542	542
Issuance of restricted stock				28	22,529	(22,557)				0
Amortization of deferred compensation						2,842				2,842
Forfeitures of restricted stock				(4)	(2,275)	1,941				(338)
Stock buyback									(15,554)	(15,554)
ESOP shares committed to be released					(68)	465				397
Balance at Dec. 31, 2002		$1,010	$100	$204	$243,910	$(28,668)	$ 186	$ 147,205	$(42,634)	$ 321,313

See Notes to Consolidated Financial Statements.

Advanta Corp. and Subsidiaries

Consolidated Statements of Cash Flows

($ in thousands)	Year Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES — CONTINUING OPERATIONS			
Net loss	$ (24,182)	$ (70,533)	$ (156,684)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Loss from discontinued operations, net of tax	0	8,438	163,578
Loss, net, on discontinuance of mortgage and leasing businesses, net of tax	8,610	31,639	4,298
Investment securities (gains) losses	6,169	26,227	(5,473)
Valuation adjustments on other receivables held for sale	1,085	0	0
Loss on sale of deposits	0	2,835	0
Depreciation	8,479	7,959	9,294
Provision for credit losses	40,906	35,976	36,309
Provision for interest and fee losses	6,889	4,404	2,293
Change in deferred origination costs, net of deferred fees	(9,910)	(6,556)	(6,252)
Change in receivables held for sale	(466,364)	(320,896)	(509,989)
Proceeds from sale of receivables held for sale	494,486	272,549	512,619
Change in accounts receivable from securitizations	(29,255)	(34,465)	(69,195)
Change in other assets and other liabilities	60,468	(11,888)	25,829
Net cash provided by (used in) operating activities	97,381	(54,311)	6,627
INVESTING ACTIVITIES — CONTINUING OPERATIONS			
Change in federal funds sold and restricted interest-bearing deposits	(67,861)	(219,863)	50,454
Purchase of investments available for sale	(503,723)	(1,144,064)	(1,826,620)
Proceeds from sales of investments available for sale	465,520	896,016	937,617
Proceeds from maturing investments available for sale	105,840	737,874	899,286
Change in receivables not held for sale	(99,032)	(68,593)	(76,623)
Purchases of premises and equipment, net	(8,253)	(7,698)	(18,273)
Net cash provided by (used in) investing activities	(107,509)	193,672	(34,159)
FINANCING ACTIVITIES — CONTINUING OPERATIONS			
Change in demand and savings deposits	(1,068)	(8,055)	(179,542)
Proceeds from issuance of time deposits	412,170	724,665	1,325,125
Payments for maturing time deposits	(343,447)	(1,044,640)	(1,310,966)
Payments for sale of deposits and related accrued interest	0	(392,511)	0
Proceeds from issuance of debt	111,515	182,975	256,098
Payments on redemption of debt	(141,910)	(614,577)	(289,422)
Change in other borrowings	(32,317)	28,028	(328,877)
Proceeds from exercise of stock options	363	3,480	155
Cash dividends paid	(7,983)	(7,659)	(7,495)
Stock buyback	(15,554)	(7,505)	0
Net cash used in financing activities	(18,231)	(1,135,799)	(534,924)
DISCONTINUED OPERATIONS			
Proceeds from the exit of our mortgage business	0	1,093,975	0
Other cash provided by (used in) operating activities	22,241	(78,301)	312,668
Net cash provided by operating activities	22,241	1,015,674	312,668
Net cash provided by investing activities	0	0	322,155
Net cash used in financing activities	0	0	(76,435)
Net cash provided by discontinued operations	22,241	1,015,674	558,388
Net increase (decrease) in cash	(6,118)	19,236	(4,068)
Cash at beginning of year	20,952	1,716	5,784
Cash at end of year	$ 14,834	$ 20,952	$ 1,716

See Notes to Consolidated Financial Statements.

In these notes to consolidated financial statements, "Advanta", "we", "us", and "our" refer to Advanta Corp. and its subsidiaries, unless the context otherwise requires.

Note 1. Nature of Operations and Basis of Presentation

Advanta is a highly focused financial services company serving the small business market. We leverage direct marketing and information based expertise to identify potential customers and new target markets and to provide a high level of service tailored to the unique needs of small businesses. We have been providing innovative financial products and solutions since 1951. Our primary business segment is Advanta Business Cards, one of the nation's largest issuers of business credit cards to small businesses. In addition to our business credit card lending business, we have venture capital investments. We own two depository institutions, Advanta Bank Corp. and Advanta National Bank. Our banks are able to offer a variety of deposit products, such as retail and large denomination certificates of deposit and money market savings accounts, that are insured by the Federal Deposit Insurance Corporation (the "FDIC"). Advanta Business Cards is primarily funded and operated through Advanta Bank Corp. At December 31, 2002, we serviced approximately 780,000 business credit card customers and managed business credit card receivables of $2.6 billion.

Through the first quarter of 2001, we had two additional lending businesses, Advanta Mortgage and Advanta Leasing Services. In the first quarter of 2001, we completed our exit from the mortgage business, Advanta Mortgage, through a purchase and sale agreement with Chase Manhattan Mortgage Corporation as buyer (the "Mortgage Transaction"), announced the discontinuance of our leasing business, and restructured our corporate functions to a size commensurate with our ongoing businesses. The mortgage and equipment leasing businesses represented 26% of our customers and 84% of our managed receivables at December 31, 2000. We are continuing to service the existing leasing portfolio rather than sell the business or the portfolio. The results of the mortgage and leasing businesses are reported as discontinued operations in all periods presented. The results of our ongoing businesses are reported as continuing operations for all periods presented.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of Advanta Corp. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform to the current year's presentation.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the accounting for the fair value of venture capital investments, allowance for receivable losses, securitization income, business credit card rewards programs, litigation contingencies, income taxes, and discontinued operations.

Investments Available for Sale

Investments available for sale include securities that we sell from time to time to provide liquidity and in response to changes in the market. Debt and equity securities classified as available for sale are reported at fair value and unrealized gains and losses on these securities are reported in other comprehensive income, net of income taxes. The fair values of investments available for sale are based on quoted market prices, dealer quotes or estimates using quoted market prices for similar securities. Declines in the fair value of investments

available for sale below their cost that are deemed to be other than temporary, if any, are reflected in earnings as realized losses. There were no declines in the fair value of investments available for sale below their cost that were deemed to be other than temporary at December 31, 2002 or 2001.

Investments of our venture capital segment are included in investments available for sale and are carried at estimated fair value. We primarily invest in privately held companies, including early stage companies. The fair values of these equity investments are subject to significant volatility. Our investments in specific companies and industry segments may vary over time, and changes in concentrations may affect price volatility. These investments are inherently risky as the market for the technologies or products the investees have under development may never materialize. Management makes fair value determinations based on quoted market prices, when available, and considers the investees' financial results, conditions and prospects, values of comparable companies and market liquidity, when market prices are not available. In accordance with the specialized industry accounting principles of venture capital investment companies, the unrealized and realized gains and losses on these investments are included in other revenues rather than other comprehensive income and the equity method of accounting for investments is not applied.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Receivables Held for Sale

Receivables held for sale represent loans currently on the balance sheet that we intend to sell or securitize within the next six months. These assets are reported at the lower of aggregate cost or fair market value by loan type. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for Receivable Losses

The allowance for receivable losses is established as losses are estimated to have occurred through provisions charged to earnings. Business credit card receivables are comprised of principal amounts due from cardholders for purchase activities and cash advances, and amounts due from cardholders relating to billed interest and fees. Provisions for credit losses, representing the portion of receivable losses attributable to principal, are reported separately on the consolidated income statements. Provisions for interest and fee receivable losses are recorded as direct reductions to interest and fee income as described below in "Interest and Fee Income on Receivables." The allowance for receivable losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of receivables in light of historical experience by loan type, the nature and volume of the receivable portfolio, adverse situations that may affect the borrowers' ability to repay and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Since our receivable portfolio is comprised of large groups of smaller balance homogeneous loans, we generally evaluate each group collectively for impairment through the use of a migration analysis as well as the consideration of other factors that may indicate loss. Accordingly, we do not separately identify individual loans for impairment disclosures.

Losses are charged against the allowance for receivable losses when management believes the uncollectibility of a receivable balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for receivable losses. Our charge-off policy for business credit card accounts is to charge off an unpaid receivable in the month the account becomes 180 days contractually delinquent. Business credit card accounts suspected of being fraudulent are charged off after a 90-day investigative period, unless our investigation shows no evidence of fraud. Effective October 1, 2000, bankrupt business credit cards are charged off within a 60-day investigative period after receipt of bankruptcy notification. The previous policy provided a 90-day investigative period. If customers declare hardship or enter credit counseling, we charge off affected accounts in the month the account becomes 120 days contractually delinquent.

Interest and Fee Income on Receivables

Interest income is accrued on the unpaid balance of receivables. Interest income includes late fees billed on business credit card receivables. Fee income is recognized when billed to the cardholder, with the exception of origination fees as discussed in "Origination Costs and Fees" below. Prior to October 1, 2002, the billing and recognition of interest and fees was discontinued when the related receivable became 90 days past due or upon notification of fraud, bankruptcy, death, hardship or credit counseling. Effective October 1, 2002, we continue to bill and recognize interest and fees on accounts when they become 90 days past due, and an additional allowance for receivable losses is established for the additional billings estimated to be uncollectible through a provision for interest and fee losses. The billing and recognition of interest and fees on fraudulent, bankrupt, deceased, hardship and credit counseling accounts is still discontinued upon receipt of notification of these events. Provisions for interest and fee losses are recorded as direct reductions to interest and fee income. The accrued interest and fee portion of charged-off receivables is charged against the allowance for receivable losses. All subsequent recoveries of charged-off receivables are classified as principal recoveries, since any amounts related to accrued interest and fees are de minimus.

Origination Costs and Fees

We engage an unrelated third party to solicit and originate business credit card account relationships. Amounts paid to third parties to acquire business credit card accounts and certain other origination costs are deferred and netted against any related business credit card origination fee, and the net amount is amortized on a straight-line basis over the privilege period of one year. These costs represent the cost of acquiring business credit card account relationships, and the net amortization is included in operating expenses.

Securitization Activities

A significant portion of our funding for Advanta Business Cards is through off-balance sheet business credit card securitizations using a securitization trust. The securitization trust was created to hold the collateral (the securitized receivables) and issue debt to investors. The securitization trust is a qualifying special-purpose entity as defined by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125," and therefore, is not consolidated as part of Advanta Corp.'s consolidated financial statements. We do not provide any guarantee of the debt issued by the special-purpose entity and our recourse in the transactions is limited to the value of our interests in securitizations that serve as credit enhancement to the investors' interests in the securitized receivables.

We sell business credit card receivables through securitizations with servicing retained. When we securitize receivables, we surrender control over the transferred assets and account for the transaction as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. We allocate the previous carrying amount of the securitized receivables between the assets sold and the retained interests, based on their relative estimated fair values at the date of sale. Securitization income is recognized at the time of the sale, equal to the excess of the fair value of the assets obtained (principally cash) over the allocated cost of the assets sold and transaction costs. During the revolving period of each business credit card securitization, securitization income is recorded representing estimated gains on the sale of new receivables to the securitization trust on a continuous basis to replenish the investors' interest in securitized receivables that have been repaid by the business credit card account holders. Fair value estimates used in the recognition of securitization income require assumptions of payment, default and interest rates. To the extent actual results are different than those estimates, the impact is recognized in securitization income.

On a monthly basis, income-related cash flows on securitized receivables (interest, interchange and fees) are used to pay note holders' interest and servicing fees, and any excess cash flow serves as credit enhancement to cover credit losses in that month.

Accounts Receivable from Securitizations

Accounts receivable from securitizations include retained interests in securitizations, accrued interest and fees on securitized receivables, amounts due from the trust for the purchase of new loan receivables during the revolving period, and amounts due from the trust for one month's servicing fee and one month's income-related cash flows in excess of that month's note holders' interest, servicing fees and credit losses.

Retained interests in securitizations include restricted cash reserve accounts, retained interest-only strips and subordinated trust assets related to securitizations. Subordinated trust assets represent an ownership interest in the securitized receivables that is subordinated to the other investors' interests. Retained interests in securitizations serve as credit enhancement to the investors' interests in the securitized receivables. We account for retained interests in securitizations as trading securities. These assets are carried at estimated fair value and the resulting unrealized gain or loss from the valuation is included in securitization income.

We estimate the fair value of retained interests in securitizations based on a discounted cash flow analysis when quoted market prices are not available. The cash flows of the retained interest-only strip are estimated as the excess of the weighted average interest yield on each pool of the receivables sold over the sum of the interest rate earned by the note holder, the servicing fee and an estimate of future credit losses over the life of the existing receivables. Cash flows are discounted from the date the cash is expected to become available to us (the "cash-out" method). These cash flows are projected over the life of the receivables using payment, default, and interest rate assumptions that management believes would be used by market participants for similar financial instruments subject to prepayment, credit and interest rate risk. The cash flows are discounted using an interest rate that management believes a purchaser unrelated to the seller of the financial instrument would demand. The discounted cash flow analysis is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Interest income is recognized over the life of the retained interests in securitizations using the discount rate used in the valuation.

Accrued interest and fees on securitized receivables are reduced by an allowance for amounts estimated to be uncollectible. The allowance is estimated using the same methodology as that used for on-balance sheet receivables that is described above in "Allowance for Receivable Losses" and "Interest and Fee Income on Receivables." Provisions for interest and fee losses on securitized receivables are recorded as a reduction of securitization income.

Servicing Rights

Servicing assets associated with business credit card securitization transactions are not recognized as the benefits of servicing are not expected to be more or less than adequate compensation for performing the servicing.

Premises and Equipment

Premises, equipment, computers and software are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to expense as incurred. Estimated useful lives used for premises and equipment are as follows:

Furniture, fixtures and equipment	4 to 7 years
Computers and software	3 to 4 years

Leasehold improvements are amortized over the shorter of the lives of the leases or estimated service lives.

Intangible Assets

In the fourth quarter of 2002, we purchased rights to host an annual sporting event that will be held in the Philadelphia area, to raise awareness of Advanta's involvement in the local community, for $3 million. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," this intangible asset was initially recorded at fair value. We determined that the intangible asset has an indefinite useful life, and therefore no amortization was recorded. It will be tested annually for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Business Credit Card Rewards Programs

We offer bonus mile and cash-back reward programs with certain of our business credit cards. Eligible cardholders earn bonus miles for air travel or up to 2% cash-back rewards based on net purchases charged on their business credit card account. The costs of future reward redemptions are estimated and a liability is recorded at the time bonus miles or cash-back rewards are earned by the cardholder. The estimated costs of future reward redemptions are classified as a reduction of other revenues in the consolidated income statements. Estimates of costs of future reward redemptions include an assumption regarding the percentage of cardholders that will redeem the rewards and vary depending on the structure of the rewards program. It is reasonably possible that actual results will differ from our estimates or that our estimated liability for these programs may change.

Securities Sold Under Repurchase Agreements

Securities sold under agreements to repurchase are accounted for as secured borrowings because we maintain effective control over the transferred assets. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. We may be required to provide additional collateral based on the fair value of the underlying securities.

Derivative Financial Instruments

We may use derivative financial instruments as part of our risk management strategy to reduce interest rate risk. Derivatives are not used for trading or speculative activities. We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133," on January 1, 2001. The adoption of SFAS No. 133 and No. 138 had no impact on income from continuing operations and was not material to income from discontinued operations.

Effective January 1, 2001, we recognize all derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, we may designate the derivative as either (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment, (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) a hedge of a net investment in a foreign operation. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. All derivatives used in continuing operations in the year ended December 31, 2001 were designated as fair value hedges. There were no derivatives designated as fair value hedges in the year ended December 31, 2002. There were also no derivatives designated as cash flow hedges or net investment hedges in the years ended December 31, 2002 or 2001.

Prior to the adoption of SFAS No. 133 on January 1, 2001, gains or losses on derivatives designated as hedges of balance sheet items not carried at fair value were deferred and were ultimately recognized in income as part of the carrying amount of the related balance sheet item exposing us to interest rate risk. Accrual accounting was applied for derivatives designated as synthetic alterations with income and expense recorded in the same category as the related underlying on-balance sheet or off-balance sheet item synthetically altered.

For derivatives designated as hedges of balance sheet items where changes in fair value were recognized currently in earnings, the related derivative was included in the balance sheet at fair value, and changes in the fair value of the derivative were also recognized currently in earnings.

Interchange Income

Interchange income represents fees paid to us by merchant banks through the interchange network based on the purchase activity of our cardholders as partial compensation for taking credit risk, absorbing fraud losses and funding credit card receivables for a limited period prior to initial billing. Interchange income includes interchange fees on both owned and securitized business credit cards.

Insurance

Insurance premiums, net of commission expenses, on credit life, disability and unemployment policies, are earned monthly based upon the outstanding balance of the underlying receivables. Acquisition costs are deferred and amortized over the period the related premiums or commissions will be earned in order to match the expense with the anticipated revenue. Insurance loss reserves are based on estimated settlement amounts for reported losses, incurred but not reported losses and loss adjustment expenses.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," defines a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it permits entities to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. We have elected to continue with the accounting methodology in Opinion No. 25 and, as a result, have provided pro forma disclosures of compensation expense for stock option plans, net of related tax effects, net income (loss) and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. Had compensation cost for these plans been determined using the fair value method, our compensation expense for stock option plans, net of related tax effects, net income (loss) and net income (loss) per common share would have changed to the following pro forma amounts:

	2002	2001	2000
Compensation expense for stock option plans, net of related tax effects			
As reported	$ 0	$ 0	$ 0
Pro forma	3,114	4,335	6,544
Net loss			
As reported	$(24,182)	$(70,533)	$(156,684)
Pro forma	(27,296)	(74,868)	(163,228)
Basic net loss per common share			
As reported			
Class A	$ (1.03)	$ (2.79)	$ (6.28)
Class B	(0.94)	(2.73)	(6.21)
Combined	(0.97)	(2.75)	(6.24)

	2002	2001	2000
Pro forma			
Class A	$ (1.16)	$ (2.96)	$ (6.54)
Class B	(1.06)	(2.90)	(6.47)
Combined	(1.09)	(2.92)	(6.50)
Diluted net loss per common share			
As reported			
Class A	$ (1.03)	$ (2.79)	$ (6.23)
Class B	(0.94)	(2.73)	(6.16)
Combined	(0.97)	(2.75)	(6.19)
Pro forma			
Class A	$ (1.16)	$ (2.96)	$ (6.49)
Class B	(1.06)	(2.90)	(6.42)
Combined	(1.09)	(2.92)	(6.44)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31:

	2002	2001	2000
Dividend yield	4%	3%	4%
Expected life (in years)	7	7	7
Expected volatility	58%	56%	50%
Risk-free interest rate	4.4%	4.6%	5.9%

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability (or balance sheet) method. Under this method, we determine the net deferred tax asset or liability based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and give current recognition to changes in tax rates and laws. We evaluate the realizability of the deferred tax asset and recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In establishing the valuation allowance, we consider (1) estimates of expected future taxable income, (2) existing and projected book/tax differences, (3) tax planning strategies available, and (4) the general and industry specific economic outlook. This analysis is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Changes in estimate of deferred tax asset realizability, if applicable, are included in income tax expense (benefit) on the consolidated income statements.

Discontinued Operations

Our exit from the mortgage business and discontinuance of the leasing business represent the disposal of business segments following Accounting Principles Board ("APB") Opinion No. 30. Accordingly, results of these operations are classified as discontinued in all periods presented. Our accounting for discontinued operations was not impacted by the issuance of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," since its provisions for disposal groups of long-lived assets are effective for disposal activities initiated after January 1, 2002. Estimates of future cash flows are used in the accounting for discontinued operations, including estimates of the future costs of mortgage business-related litigation and estimates of operating results through the remaining term of the leasing portfolio. As all estimates used are influenced by factors outside our control, there is uncertainty inherent in these estimates, making it reasonably

possible that they could change in the near term. Changes in estimates related to discontinued operations are included in gain (loss) on discontinuance of mortgage and leasing businesses on the consolidated income statements.

Earnings Per Share

Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders is computed by deducting preferred stock dividends from net income. Diluted earnings per common share is computed by dividing income available to common stockholders by the sum of average common shares outstanding plus dilutive common shares for the period. Potentially dilutive common shares include stock options and restricted stock issued under incentive plans. Since the cash dividends declared on our Class B Common Stock were higher than the dividends declared on the Class A Common Stock, basic and diluted earnings per common share have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Both classes of our common stock share equally in undistributed earnings. We have also presented combined earnings per common share, which represents a weighted average of Class A and Class B earnings per common share.

Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which modifies the recognition and disclosure requirements of a company's guarantee arrangements. Effective January 1, 2003, the interpretation requires a company that enters into or modifies existing guarantee arrangements to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. Effective December 31, 2002, the interpretation also requires disclosure of additional information about guarantees. We do not expect the recognition and measurement provision to have a material impact on our financial position or results of operations. We have provided the disclosures required by the interpretation in Note 11.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51." The interpretation requires a company to consolidate a variable interest entity if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. The consolidation requirements apply to all variable interest entities created after January 31, 2002. In addition, public companies must apply the consolidation requirements to variable interest entities that existed prior to February 1, 2003 and remain in existence as of the beginning of annual or interim periods beginning after June 15, 2003. We do not anticipate that the adoption of this interpretation will have a material effect on our financial position or results of operations since qualifying special-purpose entities, as defined in SFAS 140, are exempt from the consolidation requirements of this interpretation.

Cash Flow Reporting

Cash paid for interest was $52.2 million during 2002, $122.4 million during 2001, and $182.4 million during 2000. Cash paid for taxes was $1.7 million during 2002 and $4.1 million during 2000. The net cash refund received for taxes was $1.1 million in 2001.

Note 3. Restricted Interest-Bearing Deposits and Investments Available for Sale

Restricted interest-bearing deposits include amounts held in escrow in connection with our litigation with Fleet Financial Group ("Fleet") of $73.4 million at December 31, 2002 and $72.0 million at December 31,

2001. Restricted interest-bearing deposits also include amounts held in escrow in connection with other litigation-related contingencies of $2.6 million at December 31, 2002 and $36.1 million at December 31, 2001.

Investments available for sale consisted of the following:

	December 31,											
	2002				2001				2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and other U.S. Government securities	$ 29,212	$ 45	$ 0	$ 29,257	$ 77,842	$1,238	$(100)	$ 78,980	$396,879	$ 831	$ (774)	$396,936
State and municipal securities	2,218	84	0	2,302	3,889	162	(46)	4,005	4,280	192	(36)	4,436
Collateralized mortgage obligations	3,408	29	(1)	3,436	20,909	409	0	21,318	165,689	119	(2,911)	162,897
Mortgage-backed securities	3,852	98	0	3,950	9,961	274	0	10,235	91,520	764	(311)	91,973
Equity securities (1)	20,223	30	0	20,253	26,621	0	0	26,621	72,403	0	0	72,403
Money market funds (2)	111,903	0	0	111,903	105,395	0	0	105,395	4,289	0	0	4,289
Other	121	0	0	121	126	0	(1)	125	25,735	124	(1)	25,858
Total investments available for sale	$170,937	$286	$(1)	$171,222	$244,743	$2,083	$(147)	$246,679	$760,795	$2,030	$(4,033)	$758,792

(1) Includes venture capital investments of $13.5 million at December 31, 2002, $18.6 million at December 31, 2001 and $45.3 million at December 31, 2000. The amount shown as amortized cost represents fair value for these investments. See Note 2.

(2) Money market funds include a $110.9 million investment at December 31, 2002 and a $97.0 million investment at December 31, 2001 in the Merrill Lynch Premier Institutional Money Market Fund.

Distributions from money market funds were $1.1 million in the year ended December 31, 2002, $5.6 million in the year ended December 31, 2001 and $0.4 million in the year ended December 31, 2000 and were included in interest income on the consolidated income statements.

Maturities of investments available for sale at December 31, 2002 were as follows:

	Amortized Cost	Fair Value
Due in 1 year	$ 22,816	$ 22,840
Due after 1 but within 5 years	1,981	2,028
Due after 5 but within 10 years	5,790	5,817
Due after 10 years	843	874
Subtotal	31,430	31,559
Collateralized mortgage obligations	3,408	3,436
Mortgage-backed securities	3,852	3,950
Equity securities	20,223	20,253
Money market funds	111,903	111,903
Other	121	121
Total investments available for sale	$170,937	$171,222

Net realized gains on the sale of investments are included in other revenues in the consolidated income statements. Realized gains and losses on sales of investments available for sale were as follows in the years ended December 31:

	2002	2001	2000
Gross realized gains	$1,240	$ 3,456	$11,728
Gross realized losses	(549)	(10,100)	(2,564)
Net realized gains (losses)	$ 691	$ (6,644)	$ 9,164

Investments deposited with insurance regulatory authorities to meet statutory requirements or held by a trustee for the benefit of primary insurance carriers were $6.1 million at December 31, 2002 and $6.2 million at December 31, 2001. At December 31, 2001, there were also $32.4 million of investments pledged to secure repurchase agreements.

Note 4. Receivables

Receivables on the balance sheet, including those held for sale, consisted of the following:

	December 31,	
	2002	2001
Business credit card receivables	$445,083	$416,265
Other receivables	25,589	28,189
Gross receivables	470,672	444,454
Add: Deferred origination costs, net of deferred fees	30,834	20,924
Less: Allowance for receivable losses		
Business credit cards	(44,466)	(41,169)
Other receivables	(1,693)	(802)
Total allowance	(46,159)	(41,971)
Receivables, net	$455,347	$423,407

In June 2001, Advanta Corp. provided a $353 thousand mortgage financing loan and a $100 thousand revolving home equity line of credit to an executive officer as part of a relocation agreement. The line of credit may be used to finance certain costs associated with establishing and maintaining the residence. The interest rate on the mortgage financing loan and revolving note is 7% and both loans are secured with liens against the property. The mortgage financing loan extends through June 30, 2031 and the line of credit extends through June 30, 2011. Both loans are subject to certain acceleration provisions. Repayment of principal and interest is deferred for the initial three-year period of the respective loans. The outstanding balances on these loans are included in other receivables and were $427 thousand at December 31, 2002 and $367 thousand at December 31, 2001. Borrowings on the line of credit were $33 thousand in 2002. There were no borrowings on the line of credit in 2001. The aggregate of other advances to executive officers and directors was less than $225 thousand at December 31, 2002. There was no significant activity in these advances during the year ended December 31, 2002.

Approximately 14% of our owned business credit card receivables are concentrated in the state of California. No other single state had a concentration of receivables in excess of 10% of total receivables.

We have commitments to extend credit to our business credit card customers, representing unused lines of credit, of $6.1 billion at December 31, 2002 and $4.6 billion at December 31, 2001. Lines of credit on our customers' business credit cards totaled $8.6 billion at December 31, 2002 and $6.6 billion at December 31, 2001. We believe that our customers' utilization of their lines of credit will continue to be substantially less than the amount of the commitments, as has been our experience to date.

Note 5. Allowance for Receivable Losses

The following table displays five years of allowance history:

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Balance at January 1	$ 41,971	$ 33,367	$ 14,865	$ 10,650	$129,053
Provision for credit losses	40,906	35,976	36,309	22,506	38,329
Provision for interest and fee losses (1)	6,889	4,404	2,293	889	9,396
Allowance on receivables sold or transferred	0	0	0	(5,791)	(118,420)
Gross principal charge-offs:					
Business credit cards	(41,660)	(30,540)	(20,174)	(11,341)	(11,126)
Other receivables	(16)	(3)	(2)	(2,404)	0
Consumer credit cards	0	0	0	0	(30,999)
Total gross principal charge-offs	(41,676)	(30,543)	(20,176)	(13,745)	(42,125)
Principal recoveries:					
Business credit cards	4,260	3,171	2,369	1,238	1,093
Other receivables	0	0	0	7	1
Consumer credit cards	0	0	0	0	2,719
Total principal recoveries	4,260	3,171	2,369	1,245	3,813
Net principal charge-offs	(37,416)	(27,372)	(17,807)	(12,500)	(38,312)
Interest and fee charge-offs:					
Business credit cards	(6,191)	(4,404)	(2,293)	(889)	(816)
Consumer credit cards	0	0	0	0	(8,580)
Total interest and fee charge-offs	(6,191)	(4,404)	(2,293)	(889)	(9,396)
Balance at December 31	$ 46,159	$ 41,971	$ 33,367	$ 14,865	$ 10,650

(1) See "Interest and Fee Income on Receivables" in Note 2 for a discussion of the change in income billing practice effective October 1, 2002. Provisions for interest and fee losses are recorded as direct reductions to interest and fee income.

Note 6. Securitization Activities

Accounts receivable from securitizations consisted of the following:

	December 31,	
	2002	2001
Retained interests in securitizations	$113,422	$ 88,658
Accrued interest and fees on securitized receivables, net	56,171	54,143
Amounts due from the trust	28,645	26,182
Total accounts receivable from securitizations	$198,238	$168,983

The following represents business credit card securitization data for the years ended December 31, and the key assumptions used in measuring the fair value of retained interests in securitizations at the time of each new securitization or replenishment during those periods.

	2002	2001	2000
Average securitized receivables	$1,727,864	$1,490,052	$ 973,025
Securitization income	118,976	108,186	67,917
Discount accretion	10,658	10,084	6,048
Interchange income	70,830	61,722	39,684
Servicing revenues	33,973	29,221	17,310
Proceeds from new securitizations	494,486	272,549	512,619
Proceeds from collections reinvested in revolving-period securitizations	3,964,178	3,283,737	2,011,733
Cash flows received on retained interests	205,027	175,445	91,517
Key assumptions:			
Discount rate	9.0% - 15.0%	12.0% - 15.0%	12.0%
Monthly payment rate	18.2% - 21.0%	17.9% - 21.0%	18.8% - 19.7%
Loss rate	9.4% - 12.8%	7.8% - 12.4%	7.2% - 7.8%
Interest yield, net of interest earned by note holders	14.9% - 15.9%	10.8% - 15.8%	10.4% - 10.8%

There were no purchases of delinquent accounts during 2002, 2001 or 2000.

In 2002, we revised our interest yield assumption to include both finance charge and late fee yield. Previously, the interest yield assumption included only finance charge yield. This change in assumption had no material impact on securitization income in the year ended December 31, 2002. The retained interest-only strip valuation includes cash flow projections over the three month weighted average life of existing receivables at both December 31, 2002 and 2001.

The following assumptions were used in measuring the fair value of retained interests in business credit card securitizations at December 31, 2002 and 2001. The assumptions listed represent weighted averages of assumptions used for each securitization.

	2002	2001
Discount rate	11.4% - 14.0%	12.0% - 15.0%
Monthly payment rate	19.3% - 21.0%	18.2% - 21.0%
Loss rate	9.4% - 10.3%	10.4% - 12.4%
Interest yield, net of interest earned by note holders	15.0%	15.8%

In addition to the assumptions identified above, management also considered qualitative factors such as the impact of the current economic environment on the performance of the business credit card receivables sold and the potential volatility of the current market for similar instruments in assessing the fair value of retained interests in business credit card securitizations.

We have prepared sensitivity analyses of the valuations of retained interests in securitizations. The sensitivity analyses show the hypothetical adverse effect on the fair value of those assets of two unfavorable variations from the expected levels for each key assumption, independently from any change in another key

assumption. The following are the results of those sensitivity analyses on the valuation at December 31, 2002 and 2001.

	2002	2001
Fair value at December 31	$113,422	$ 88,658
Effect on fair value of the following hypothetical changes in key assumptions:		
Discount rate increased by 2%	$ (1,689)	$ (741)
Discount rate increased by 4%	(3,313)	(1,474)
Monthly payment rate at 110% of base assumption	(1,617)	0
Monthly payment rate at 125% of base assumption	(2,936)	(1,635)
Loss rate at 110% of base assumption	(5,245)	(4,031)
Loss rate at 125% of base assumption	(13,111)	(10,040)
Interest yield, net of interest earned by note holders, decreased by 1%	(5,609)	(3,888)
Interest yield, net of interest earned by note holders, decreased by 2%	(11,218)	(7,764)

The objective of these hypothetical analyses is to measure the sensitivity of the fair value of the retained interests to changes in assumptions. The methodology used to calculate the fair value in the analyses is a discounted cash flow analysis, the same methodology used to estimate fair value as described in Note 2. These estimates do not factor in the impact of simultaneous changes in other key assumptions. The above scenarios do not reflect management's expectation regarding the future direction of these rates, and they depict only certain possibilities out of a large set of possible scenarios.

Managed receivable data

Our managed receivable portfolio is comprised of both owned receivables and securitized business credit card receivables. Performance on a managed receivable portfolio basis is relevant because we retain interests in the securitized receivables and, therefore, we have a financial interest in and exposure to the performance of the securitized receivables. Credit quality data on the managed receivable portfolio is as follows:

	December 31,	
	2002 (1)	2001
Owned business credit card receivables	$ 445,083	$ 416,265
Owned other receivables	25,589	28,189
Securitized business credit card receivables	2,149,147	1,626,709
Total managed receivables	2,619,819	2,071,163
Receivables 90 days or more delinquent:		
Owned	12,755	14,474
Securitized	69,335	52,991
Total managed	82,090	67,465
Receivables 30 days or more delinquent:		
Owned	25,197	29,520
Securitized	136,128	107,997
Total managed	161,325	137,517
Nonaccrual receivables:		
Owned	5,525	20,052
Securitized	27,688	61,614
Total managed	33,213	81,666

	December 31,	
	2002 (1)	2001
Accruing receivables past due 90 days or more:		
Owned	10,535	0
Securitized	61,045	0
Total managed	71,580	0
Net principal charge-offs for the year ended December 31 (2):		
Owned	37,416	27,372
Securitized	156,283	116,221
Total managed	193,699	143,593

(1) See "Interest and Fee Income on Receivables" in Note 2 for a discussion of the change in income billing practice effective October 1, 2002.

(2) Net principal charge-offs for the year ended December 31, 2000 were $17.8 million on owned receivables and $46.8 million on securitized receivables, for a total of $64.6 million on managed receivables.

The geographic concentration of managed receivables was as follows:

	December 31,			
	2002		2001	
California	$ 349,968	13%	$ 269,860	13%
Florida	190,500	7	157,555	8
Texas	189,412	7	147,268	7
New York	168,285	7	131,602	6
Illinois	114,681	4	91,910	4
All other	1,606,973	62	1,272,968	62
Total managed receivables	$2,619,819	100%	$2,071,163	100%

Note 7. Selected Balance Sheet Information

Other assets consisted of the following:

	December 31,	
	2002	2001
Current and deferred federal and state income taxes, net	$ 84,684	$ 94,922
Amounts due from transfer of consumer credit card business	70,545	70,545
Cash surrender value of insurance contracts	24,437	26,065
Investment in Fleet Credit Card LLC	30,000	20,000
Intangible assets	3,085	100
Other	64,907	53,057
Total other assets	$277,658	$264,689

Other liabilities consisted of the following:

	December 31,	
	2002	2001
Accounts payable and accrued expenses	$ 36,741	$ 43,554
Business credit card rewards	16,416	10,389
Accrued interest payable	5,641	9,095
Other (1)	171,588	114,529
Total other liabilities	$230,386	$177,567

(1) A substantial portion of other liabilities represents our litigation reserves.

Note 8. Deposits

Deposit accounts consist of the following:

	December 31,	
	2002	2001
Demand deposits	$ 6,561	$ 6,500
Money market savings	2,380	3,510
Time deposits of $100,000 or less	441,611	389,888
Time deposits of more than $100,000	263,476	237,017
Total deposits	$714,028	$636,915

Time deposit maturities are as follows:

Year Ended December 31,	
2003	$486,874
2004	188,314
2005	29,769
2006	27
2007	103

In the second quarter of 2001, we sold $389.7 million of deposit liabilities to E*TRADE Bank, a wholly owned subsidiary of E*TRADE Group, Inc.

Note 9. Debt

The composition of debt was as follows:

	December 31,	
	2002	2001
Senior Debt		
RediReserve demand certificates, variable (2.75%-3.50%)	$ 37,313	$ 28,312
12 month senior retail notes, fixed (5.12%-5.59%)	101,319	125,450
18 month senior retail notes, fixed (5.59%-8.16%)	10,443	12,097
24 month senior retail notes, fixed (6.06%-11.42%)	70,398	77,228
30 month senior retail notes, fixed (6.16%-11.47%)	16,727	15,334
48 month senior retail notes, fixed (6.30%-11.51%)	11,978	9,670
60 month senior retail notes, fixed (6.53%-11.56%)	49,927	36,258
Medium-term notes, fixed (6.92%-6.98%)	0	199
Other senior retail notes, fixed (3.20%-11.33%)	17,781	18,453
Total senior debt	315,886	323,001
Subordinated retail notes, fixed (9.08%-9.54%)	0	581
Total debt	$315,886	$323,582

The annual contractual maturities of debt are as follows:

Year Ended December 31,	
2003	$206,897
2004	62,379
2005	16,770
2006	8,293
2007	21,547

The average interest cost of our debt was 7.56% during 2002, 9.47% during 2001, and 8.17% during 2000.

Note 10. Other Borrowings

There were no other borrowings at December 31, 2002. Other borrowings at December 31, 2001 were comprised of $32.3 million of securities sold under repurchase agreements.

At December 31, 2002, Advanta Bank Corp. had federal funds purchased facilities available with two correspondent banks totaling $77.5 million. Advanta Bank Corp had no borrowings under these facilities as of December 31, 2002 or 2001. There were no federal funds purchased facilities available at Advanta National Bank at December 31, 2002.

The following table displays information related to selected types of our short-term borrowings:

	2002		2001		2000	
	Amount	Rate	Amount	Rate	Amount	Rate
At year end:						
Securities sold under repurchase agreements	$ 0	0%	$ 32,317	2.09%	$ 0	0%
Average for the year:						
Securities sold under repurchase agreements	$ 3,527	1.86%	$ 16,705	5.74%	$ 36,960	6.14%
Term federal funds, federal funds purchased and FHLB advances	0	0	0	0	62,435	6.14
Total	$ 3,527	1.86%	$ 16,705	5.74%	$ 99,395	6.14%
Maximum month-end balance:						
Securities sold under repurchase agreements	$25,035		$148,545		$149,628	
Term federal funds, federal funds purchased and FHLB advances	0		0		210,000	

The weighted average interest rates were calculated by dividing the interest expense for the period by the average amount of short-term borrowings outstanding during the period, calculated as an average of daily amounts.

Note 11. Commitments and Contingencies

Litigation Contingencies

On January 22, 1999, Fleet and certain of its affiliates filed a lawsuit against Advanta Corp. and certain of its subsidiaries in Delaware Chancery Court. Fleet's allegations, which we deny, center around Fleet's assertions that we failed to complete certain post-closing adjustments to the value of the assets and liabilities we contributed to Fleet Credit Card LLC in connection with the transfer of our consumer credit card business to Fleet Credit Card LLC (the "Consumer Credit Card Transaction") in 1998. We filed an answer to the complaint, and we also filed a countercomplaint against Fleet for damages we believe have been caused by certain actions of Fleet. As a result of related litigation with Fleet, $70.1 million of our reserves in connection with this litigation were funded in an escrow account in February 2001. On January 22, 2003, the trial court issued a decision ruling on all but one of the remaining issues, and ordered further briefing on the remaining outstanding issue. In the year ended December 31, 2002, we recognized a $43.0 million pretax loss on the transfer of our consumer credit card business, representing the estimated impact of implementing the court's decisions. This amount represents the amount in excess of the reserves we have been carrying for the litigation, which was based on our expectations of the outcome of the litigation. We estimate that the court's decisions will have a favorable impact to our liquidity since we would recoup approximately $8 million in cash from the escrow account funded in February 2001, after payment of amounts due to Fleet. The court's ruling on the remaining outstanding issue and/or the ultimate resolution of any issues that may be appealed could reduce or eliminate the charge to our earnings, although there can be no assurance as to the potential benefit, if any, to earnings at this time.

In an ongoing element of Fleet's disputes with us, Fleet has claimed $508 million of tax deductions from its partnership with us in connection with the Consumer Credit Card Transaction, which are required under the law to be allocated solely to Advanta. As required, we reported these deductions on our 1998 corporate tax return. However, we have not used or booked the benefit from most of these deductions because for tax purposes we have a very substantial net operating loss carryforward. We have approximately $636 million of net operating loss carryforwards at December 31, 2002 and have booked no benefit from $402 million of these net operating loss carryforwards. The deductions are attributable to deductions for bad debt reserves that we expensed in computing our book income or loss before the Consumer Credit Card Transaction, but which

were not deductible by Advanta for tax purposes until after the closing of the transaction in 1998. The tax law requires "built in losses" like these to be deducted by the party who contributed the assets to the partnership, in this case, Advanta. The Internal Revenue Service agents who have examined the returns at issue have to ensure that both parties do not obtain the deductions and therefore, following standard practice, proposed to disallow the deductions to both parties until there is a final resolution. The deductions, as well as the allocation of a gain from the sale of a partnership asset of approximately $47 million, are now before the IRS Regional Office of Appeals.

On January 15, 2003, Fleet filed a complaint in Rhode Island Superior Court seeking a declaratory judgment that we indemnify Fleet under the applicable partnership agreement for any damage Fleet incurs by not being entitled to the $508 million of tax deductions. Fleet is also seeking a declaratory judgment that it should not indemnify us for any damages that we incur due to any allocation to Advanta of the $47 million gain on the sale of a partnership asset. Fleet's claim for indemnification appears to be brought by Fleet in the hope that we will advise the IRS that we will agree with a substantial part of Fleet's tax position. On February 28, 2003, we filed a motion to dismiss the complaint. We believe that the indemnification provision in the partnership agreement does not indemnify Fleet for damages incurred related to the tax deductions and that the lawsuit is frivolous, having no legal basis whatsoever. We do not expect this lawsuit or the tax issues discussed above to have a material adverse effect on our financial condition or results of operations.

On December 5, 2000, a former executive of Advanta obtained a jury verdict against us in the amount of $3.9 million in the United States District Court for the Eastern District of Pennsylvania, in connection with various claims against Advanta related to the executive's termination of employment. In September 2001, the District Court Judge issued orders denying both parties' post-trial motions. A judgment in the amount of approximately $6 million, which includes the $3.9 million described above, was entered against Advanta. In September 2001, we filed an appeal to the United States Court of Appeals for the Third Circuit. We have posted a supersedeas bond in the amount of $8 million. On July 8, 2002, the Court of Appeals rendered a judgment affirming in part and reversing in part the judgment. The Court of Appeals reduced the total damage award by approximately $1.1 million and also ordered the District Court to reduce the amount of liquidated damages based on the reduced award. The effect of this decision will be to reduce the judgment to approximately $4.7 million rather than $6 million. On February 24, 2003, the Supreme Court of the United States denied our petition for certiorari seeking a new trial instead of the reduced verdict. The District Court Judge has not yet ruled on the executive's petition for attorney's fees and costs in the amount of approximately $1.4 million, which we have contested. Management expects that the ultimate resolution of this litigation will not have a material adverse effect on our financial position or future operating results, based on the level of reserves we have established in connection with this litigation.

On July 26, 2001, Chase Manhattan Mortgage Corporation ("Chase") filed a complaint against Advanta Corp. and certain of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, that we breached our contract with Chase in connection with the Mortgage Transaction. Chase claims that we misled Chase concerning the value of certain of the assets sold to Chase. In September 2001, we filed an answer to the complaint in which we denied all of the substantive allegations of the complaint and asserted a counterclaim against Chase for breach of contract relating to funds owed by Chase to us in connection with the transaction. The matter is in discovery and trial is scheduled to begin in January 2004. We believe that the lawsuit is without merit and will vigorously defend Advanta in this litigation. We do not expect this lawsuit to have any impact on our continuing business and, based on the complete lack of merit, we do not anticipate that the lawsuit will have a material adverse impact on our financial position or future operating results.

In addition to the cases described above, Advanta Corp. and its subsidiaries are involved in class action lawsuits, other litigation, claims and legal proceedings arising in the ordinary course of business or discontinued operations, including litigation arising from our operation of the mortgage business prior to the Mortgage Transaction in the first quarter of 2001.

Management believes that the aggregate loss, if any, resulting from these actions will not have a material adverse effect on our financial position or results of our operations based on the level of litigation reserves we have established and our current expectations regarding the ultimate resolutions of these existing actions. Our litigation reserves are estimated based on the status of litigation and our assessment of the ultimate resolution of each action after consultation with our attorneys. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of our litigation, claims and other legal proceedings are influenced by factors outside of our control, it is reasonably possible that our estimated liability under these proceedings may change or that actual results will differ from our estimates. Changes in estimates or other charges related to litigation are included in operating expenses of the respective business segment if related to continuing operations, or gain (loss) on discontinuance of mortgage and leasing businesses if related to discontinued operations.

Obligations Under Guarantees

In the normal course of business, we enter into agreements pursuant to which we may be obligated under specified circumstances to indemnify the counterparties with respect to certain matters. These indemnification obligations typically arise in the context of contracts entered into by us to, among other things, purchase or sell assets or services, service assets (including for unaffiliated third parties), lease real property and license intellectual property. The contracts we enter into in the normal course of business generally require us to hold the other party harmless against losses arising from a breach of a representation, warranty or covenant. Under the indemnification provisions, payment by us is generally conditioned upon the other party making a claim pursuant to the procedures specified in the particular contract, and the procedures typically allow us to challenge the other party's claims. Further, our indemnification obligations may be limited in time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us under an indemnification agreement. Also, in connection with the securitization of receivables, we enter into agreements pursuant to which we agree to indemnify other parties to these transactions. The agreements contain standard representations and warranties about the assets and include indemnification provisions under certain circumstances involving a breach of these representations or warranties. In connection with the securitization transactions we also include indemnifications that protect other parties to the transactions upon the occurrence of certain events such as violations of securities law and certain tax matters. Contingencies triggering material indemnification obligations have not occurred historically and are not expected to occur. It is not possible to determine the maximum potential amount of future payments under these or similar arrangements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. There are no amounts reflected on the consolidated balance sheets as of December 31, 2002 or 2001 related to these indemnifications.

In connection with our exit from certain businesses, we have entered into agreements that include customary indemnification obligations to the other parties. Litigation relating to an indemnification provision of an agreement we entered into with Fleet as part of the Consumer Credit Card Transaction is described above in "Litigation Contingencies." In general, the agreements we have entered into in connection with our disposition of assets, liabilities and/or businesses provide that we will indemnify the other parties to the transactions for certain losses relating to the assets, liabilities or business acquired by them. The obligations to indemnify are transaction and circumstance specific, and in most cases the other party must suffer a minimum threshold amount of losses before our indemnification obligation is triggered. Under the indemnification provisions, payment by us is generally conditioned upon the other party making a claim pursuant to the procedures specified in the particular contract, and the procedures typically allow us to challenge the other party's claims. It is not possible to determine the maximum potential amount of future payments under these or similar arrangements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. There are no amounts reflected on the consolidated balance sheets as of December 31, 2002 or 2001 related to these indemnifications.

See Note 24 for discussion of parent guarantees of subsidiary obligations.

Commitments

We lease office space in several states under leases accounted for as operating leases. Total rent expense related to continuing operations was $5.5 million in 2002, $5.2 million in 2001 and $5.6 million in 2000. The future minimum lease payments of non-cancelable operating leases are as follows:

Year Ended December 31,	
2003	$5,138
2004	4,057
2005	2,966
2006	462
2007	197
Thereafter	49

In the normal course of business, we have commitments to extend credit to our business credit card customers. See Note 4 for further discussion.

Note 12. Mandatorily Redeemable Preferred Securities

In December 1996, a newly formed statutory business trust established and wholly-owned by Advanta Corp., issued $100 million of capital securities, representing preferred beneficial interests in the assets of the trust. We used the proceeds from the sale for general corporate purposes. The assets of the trust consist of $100 million of 8.99% junior subordinated debentures issued by Advanta Corp. due December 17, 2026. The capital securities will be subject to mandatory redemption under certain circumstances. These circumstances include the optional prepayment by Advanta Corp. of the junior subordinated debentures at any time on or after December 17, 2006 at an amount per capital security equal to 104.495% of the principal amount plus accrued and unpaid distributions. This amount declines ratably on each December 17 thereafter to 100% on December 17, 2016. Our obligations, in the aggregate, provide a full and unconditional guarantee of payments of distributions and other amounts due on the capital securities. Dividends on the capital securities are cumulative, payable semi-annually in arrears at an annual rate of 8.99%, and are deferrable at our option for up to ten consecutive semi-annual periods, provided that no extension may extend beyond December 17, 2026. We cannot pay dividends on our preferred or common stocks during deferments. Dividends on the capital securities have been classified as minority interest in income of consolidated subsidiary in the consolidated income statements. The trust has no operations or assets separate from its investment in the junior subordinated debentures. Separate financial statements of the trust are not presented because management has determined that they would not be meaningful to investors.

Note 13. Capital Stock

Class A Preferred Stock is entitled to 1/2 vote per share and a non-cumulative dividend of $140 per share per year, which must be paid prior to any dividend on the common stock. The redemption price of the Class A Preferred Stock is equivalent to its par value and redemption is only permitted upon approval of the Board of Directors of Advanta Corp.

In 2000, we retired 405,000 shares of Class A Treasury stock and 445,600 shares of Class B Treasury stock.

In 2001, the Board of Directors of Advanta Corp. authorized the purchase of up to 1.5 million shares of Advanta Corp. common stock or the equivalent dollar amount of our capital securities, or some combination thereof. In August 2002, the Board of Directors authorized the purchase of up to an additional 1.5 million shares of Advanta Corp. common stock, bringing the total authorization to up to 3.0 million shares. During the

year ended December 31, 2001, we repurchased 693,300 shares of our Class B Common Stock. In the year ended December 31, 2002, we repurchased 1,554,759 shares of our Class B Common Stock.

Cash dividends per share of common stock declared during each of the years ended December 31, 2002, 2001 and 2000 were $0.252 for Class A Common Stock and $0.302 for Class B Common Stock.

Note 14. Benefit Plans

We have adopted a stock-based incentive plan designed to provide incentives to participating employees to remain in our employ and devote themselves to Advanta's success. Our incentive plan authorizes an aggregate of 20.0 million shares of Advanta Corp. Class B Common Stock for the grant of options, awards of shares of stock or awards of stock appreciation rights to employees and directors. Shares available for future grant were 8.8 million at December 31, 2002 and 11.9 million at December 31, 2001.

Restricted Stock Awards

Under our management incentive programs, eligible employees were given the opportunity to elect to take portions of their anticipated or target bonus payments for future years in the form of restricted shares of Advanta Corp. Common Stock. The current program covers the performance years 2002 through 2005. To the extent that these elections were made, or were required by the terms of the programs for executive officers, restricted shares were issued to employees. The number of shares granted to employees is determined by dividing the amount of future target bonus payments that the employee had elected to receive in stock by the market price as determined under the incentive program. The restricted shares are subject to forfeiture prior to vesting should the employee terminate employment with us. Restricted shares vest 10 years from the date of grant. Vesting was and may continue to be accelerated annually with respect to the shares granted under the program covering the particular performance year, based on the extent to which the employee and Advanta met or meet their respective performance goals for that performance year. When newly eligible employees elect to participate in this program, the number of shares issued to them with respect to their target bonus payments for the relevant performance years is determined based on the average market price of the stock for the 90 days prior to the first day of the month in which they are eligible to join the program. Compensation expense on restricted shares is recognized over the vesting period of the shares. Compensation expense recognized in connection with restricted shares was $2.5 million in 2002, $3.3 million in 2001 and $5.3 million in 2000.

Due to the restructuring of the company in the first quarter of 2001, we implemented a program whereby certain restricted stock was exchanged for cash and stock options in a tender offer. The cash and stock options are subject to the same performance conditions and vesting requirements as the tendered restricted stock. The stock options expire two years after the vesting date. There were 117 thousand shares of restricted stock tendered with a weighted average price at date of issuance of $21.11, and 232 thousand options were issued in connection with the tender offer with an exercise price of $10.63. Noncash charges associated with the tender offer and related issuance of stock options were $1.4 million and were included in unusual charges in the consolidated income statements.

Substantially all restricted shares outstanding during the three years ended December 31, 2002 were Class B Common Stock. The following table summarizes restricted share activity for the three years ended December 31:

(shares in thousands)	2002		2001		2000	
	Number of shares	Weighted average price at date of issuance	Number of shares	Weighted average price at date of issuance	Number of shares	Weighted average price at date of issuance
Outstanding at beginning of year	187	$9	984	$17	1,750	$15
Issued	2,740	8	82	9	201	13
Released from restriction	(135)	8	(486)	14	(540)	12
Exchanged in tender offer	0	0	(117)	21	0	0
Forfeited	(300)	9	(276)	22	(427)	15
Outstanding at end of year	2,492	$8	187	$ 9	984	$17

Stock Options

Stock option transactions in the years ended December 31 were as follows:

(shares in thousands)	2002		2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	2,897	$11	3,049	$13	2,728	$15
Granted	2,236	9	1,770	11	1,128	9
Exercised	(45)	8	(424)	8	(20)	8
Forfeited	(312)	9	(1,498)	16	(787)	14
Outstanding at end of year	4,776	$10	2,897	$11	3,049	$13
Options exercisable at year-end	1,490		787		1,156	
Weighted average fair value of options granted during the year	$ 3.80		$ 4.93		$ 3.77	

The following table summarizes information about stock options outstanding at December 31, 2002.

(shares in thousands)	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding at 12/31/02	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 12/31/02	Weighted average exercise price
$ 1.00 to $ 5.00	237	7.8 years	$ 5	157	$ 5
$ 5.01 to $10.00	2,922	6.6	8	455	8
$10.01 to $15.00	1,340	7.0	13	603	12
$15.01 to $20.00	145	5.5	19	143	19
$20.01 to $25.00	132	3.5	22	132	22
Total	4,776	6.7	$10	1,490	$12

Options generally vest over a four-year period and expire 10 years after the date of grant. Substantially all options outstanding during the three years ended December 31, 2002 were options to purchase Class B Common Stock.

In 2001, we accelerated vesting of 32% of outstanding options that were not vested at the date of the closing of the Mortgage Transaction. This acceleration resulted in a noncash charge of $1.3 million that was included in unusual charges in the consolidated income statements. We also extended the exercise period for options held by employees in the discontinued businesses for an additional six months following the date of the Mortgage Transaction, February 28, 2001. This extension resulted in a noncash charge of $650 thousand that was included in the loss on discontinuance of mortgage and leasing businesses in the consolidated income statements.

Due to the restructuring of the company in the first quarter of 2001, we implemented a program whereby certain out-of-the-money options were exchanged for shares of stock. There were 510 thousand options forfeited in connection with this program with a weighted average exercise price of $19.42. Noncash charges associated with the issuance of the stock were $2.2 million and were included in unusual charges in the consolidated income statements. Shares granted in exchange for options were immediately vested but their distribution is deferred. Participants will receive distributions of 25% of their shares on the first, second, third and fourth anniversary of the program or they may elect to defer distributions of any installment of shares until the second through tenth anniversary of the program. If a participant terminates employment with Advanta, any unpaid installments will be distributed on the tenth anniversary of the program. As of December 31, 2002, there were 121 thousand shares remaining to be distributed.

Stock Appreciation Rights and Phantom Stock

In connection with reviewing our compensation plans after the Mortgage Transaction and restructuring of corporate functions in 2001, we implemented a program whereby all outstanding stock appreciation rights and shares of phantom stock were terminated in 2001 in exchange for cash to be paid through a deferred compensation arrangement. We recorded charges of $2.9 million in 2001 associated with this exchange as unusual charges in the consolidated income statements. Participants will receive distributions of 25% of their cash on the first, second, third and fourth anniversary of the program or they may elect to defer payment of any installment of cash until the second through tenth anniversary of the program. If a participant terminates employment with Advanta, any unpaid installments will be distributed on the tenth anniversary of the program.

Compensation expense (benefit) related to stock appreciation rights was ($512) thousand in 2000. Compensation expense (benefit) related to the appreciation (depreciation) on shares of phantom stock was ($268) thousand in 2000. There was no compensation expense (benefit) related to stock appreciation rights or shares of phantom stock in 2001 prior to the exchange. There were no stock appreciation rights or shares of phantom stock outstanding at December 31, 2002 or 2001 due to the exchange discussed above.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan, which allows employees and directors to purchase Advanta Corp. Class B Common Stock at a 15% discount from the market price without paying brokerage fees. We report this 15% discount as compensation expense and incurred expense of $56 thousand in 2002, $83 thousand in 2001 and $163 thousand in 2000. All shares of Advanta Corp. Class B Common Stock purchased by the plan in the three years ended December 31, 2002 were purchased on the open market.

Employee Savings Plan

Our Employee Savings Plan is a defined contribution plan available to all of our employees who have reached age 21 with one year of service. It provides tax-deferred savings and investment opportunities, including the ability to invest in Advanta Corp. Class B Common Stock. The plan provides for discretionary employer

contributions equal to a portion of the first 5% of an employee's compensation contributed to the plan. For the three years ended December 31, 2002, 2001 and 2000, our contributions equaled 100% of the first 5% of participating employees' compensation contributed to the plan. The compensation expense for this plan totaled $1.2 million in 2002, $1.3 million in 2001 and $3.1 million in 2000. All shares of Advanta Corp. Class B Common Stock purchased by the plan in the three years ended December 31, 2002 were purchased on the open market.

Employee Stock Ownership Plan

On September 10, 1998, our Board of Directors authorized the formation of an Employee Stock Ownership Plan (the "ESOP"), available to all of our employees who have reached age 21 with one year of service. During 1998, the ESOP borrowed approximately $12.6 million from Advanta Corp. and used the proceeds to purchase approximately 1,000,000 shares of Class A Common Stock. The ESOP loan is repayable with an interest rate of 8% over 30 years. We make annual contributions to the ESOP equal to the ESOP's debt service less dividends received on ESOP shares. As the ESOP makes each loan payment, an appropriate percentage of stock is allocated to eligible employees' accounts based on relative participant compensation. Shares are also allocated to participants equal to the value of dividends on allocated shares used for loan payments. Unallocated shares are reported as unearned ESOP shares in the balance sheet. As shares of common stock acquired by the ESOP are committed to be released to each employee, we report compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are used to fund debt service of the ESOP. ESOP compensation expense was $350 thousand in the year ended December 31, 2002, $431 thousand in the year ended December 31, 2001 and $455 thousand in the year ended December 31, 2000. At December 31, 2002, there were 860,804 unearned and unallocated ESOP shares with a fair value of $7.7 million. At December 31, 2001, there were 896,317 unearned and unallocated ESOP shares with a fair value of $8.9 million.

Deferred Cash Compensation Plans

We offer elective, nonqualified deferred compensation plans to eligible executives and non-employee directors, which allow them to defer a portion of their cash compensation on a pretax basis. The executive plan contains provisions related to minimum contribution levels and both plans have provisions related to deferral periods with respect to any individual's participation. Plan participants make irrevocable elections at the date of deferral as to deferral period and date of distribution. Distribution from the plans may be either at retirement or at an earlier date, and can be either in a lump sum or in installment payments. Interest is credited to participants' accounts at the rate of 125% of the 10-year rolling average interest rate on 10-Year U.S. Treasury Notes. To assist in funding the deferred compensation liability, we have invested in life insurance contracts. Compensation expense related to these deferred cash compensation plans was $369 thousand in the year ended December 31, 2002, $342 thousand in the year ended December 31, 2001 and $447 thousand in the year ended December 31, 2000.

Note 15. Regulatory Agreements

Advanta Bank Corp. and Advanta National Bank are wholly owned subsidiaries of Advanta Corp. In 2000, Advanta Bank Corp. entered into agreements with its bank regulatory agencies, primarily relating to the bank's subprime lending operations. These agreements imposed temporary deposit growth limits at Advanta Bank Corp. and required prior regulatory approval of cash dividends. In April 2002, the agreements were removed and, as a result, the restrictions in the agreements on deposit growth and payment of cash dividends are no longer applicable. In connection with removing the agreements, Advanta Bank Corp. reached an understanding with its regulators, reflecting continued progress in our ongoing efforts to enhance Advanta Bank Corp.'s practices and procedures. Effective October 2002, the understanding was revised. The revised understanding replaces the provisions of the prior understanding and provides for the bank to enhance certain

of its internal planning and monitoring processes. The revised understanding is consistent with the manner in which Advanta Bank Corp. is currently operating its business and includes no restrictions expected to have any impact on our financial results.

In 2000, Advanta National Bank also reached agreements with its bank regulatory agency, primarily relating to the bank's subprime lending operations. The agreements established temporary asset growth limits at Advanta National Bank, imposed restrictions on taking brokered deposits and required that Advanta National Bank maintain certain capital ratios in excess of the minimum regulatory standards. In 2001, Advanta National Bank entered into an additional agreement with its regulatory agency regarding restrictions on new business activities and product lines at Advanta National Bank after the Mortgage Transaction, and the resolution of outstanding Advanta National Bank liabilities. The agreement also reduced the capital requirements for Advanta National Bank to 12.7% for Tier 1 and total capital to risk-weighted assets, and to 5% for Tier 1 capital to adjusted total assets as defined in the agreement. In addition, the agreement prohibits the payment of dividends by Advanta National Bank without prior regulatory approval. Management believes that Advanta National Bank was in compliance with its regulatory agreements at December 31, 2002.

Note 16. Capital Ratios

Advanta Bank Corp. and Advanta National Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the bank's and our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The banks' capital amounts and classification are also subject to qualitative judgments by the bank regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

As set forth in the table below, as of December 31, 2002 and 2001, Advanta Bank Corp. and Advanta National Bank had capital at levels a bank is required to maintain to be classified as "well-capitalized" under the regulatory framework for prompt corrective action. However, Advanta National Bank does not meet the definition of "well-capitalized" because of the existence of its agreement with its regulatory agency, even though it has achieved the higher imposed capital ratios required by the agreement. As discussed in Note 15, Advanta National Bank's agreement with its regulatory agency requires 12.7% for Tier 1 and total capital to risk-weighted assets, and 5% for Tier 1 capital to adjusted total assets as defined in the agreement.

In the second quarter of 2002, the bank regulatory agencies issued an interagency advisory that required accrued interest receivable relating to securitized credit cards to be treated as a subordinated residual interest for regulatory capital calculations no later than December 31, 2002. Advanta Bank Corp. and Advanta National Bank adopted this guidance effective December 31, 2002. The adoption of this guidance did not impact the regulatory capital requirements of Advanta National Bank. The adoption of this interagency guidance at Advanta Bank Corp. resulted in Advanta Bank Corp.'s combined total capital ratio being reduced by approximately six percentage points.

	Actual		To Be Adequately Capitalized Under Prompt Corrective Action Provisions		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Capital (to Risk-Weighted Assets)						
Advanta Bank Corp.	$233,876	18.46%	$168,726	≥ 8.0%	$181,176	≥ 10.0%
Advanta National Bank	48,904	23.13	16,916	≥ 8.0	21,145	≥ 10.0
Tier I Capital (to Risk-Weighted Assets)						
Advanta Bank Corp.	$207,244	16.36%	$122,544	≥ 4.0%	$136,924	≥ 6.0%
Advanta National Bank	47,924	22.66	8,458	≥ 4.0	12,687	≥ 6.0
Tier I Capital (to Average Assets)						
Advanta Bank Corp.	$207,244	20.94%	$ 32,594	≥ 4.0%	$ 41,144	≥ 5.0%
Advanta National Bank	47,924	19.45	9,855	≥ 4.0	12,319	≥ 5.0
As of December 31, 2001						
Total Capital (to Risk-Weighted Assets)						
Advanta Bank Corp.	$160,520	18.80%	$ 92,870	≥ 8.0%	$105,420	≥ 10.0%
Advanta National Bank	50,593	23.34	17,341	≥ 8.0	21,676	≥ 10.0
Tier I Capital (to Risk-Weighted Assets)						
Advanta Bank Corp.	$145,633	17.06%	$ 59,233	≥ 4.0%	$ 73,132	≥ 6.0%
Advanta National Bank	49,791	22.97	8,670	≥ 4.0	13,006	≥ 6.0
Tier I Capital (to Average Assets)						
Advanta Bank Corp.	$145,633	15.07%	$ 38,655	≥ 4.0%	$ 48,319	≥ 5.0%
Advanta National Bank	49,791	15.31	13,007	≥ 4.0	16,258	≥ 5.0

Note 17. Dividend and Loan Restrictions

In the normal course of business, Advanta Corp. and its subsidiaries enter into agreements, or are subject to regulatory requirements, that result in dividend and loan restrictions.

FDIC-insured banks are subject to certain provisions of the Federal Reserve Act which impose various legal limitations on the extent to which banks may finance or otherwise supply funds to certain of their affiliates. In particular, Advanta Bank Corp. and Advanta National Bank are subject to certain restrictions on any extensions of credit to, or other covered transactions, such as certain purchases of assets, with Advanta Corp. or its affiliates. Advanta Bank Corp. and Advanta National Bank are prevented by these restrictions from lending to Advanta Corp. and its affiliates unless these extensions of credit are secured by U.S. Government obligations or other specified collateral. Further, secured extensions of credit are limited in amount: (1) as to Advanta Corp. or any affiliate, to 10 percent of each bank's capital and surplus, and (2) as to Advanta Corp. and all affiliates in the aggregate, to 20 percent of each bank's capital and surplus.

Under grandfathering provisions of the Competitive Equality Banking Act of 1987, we are not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended, so long as Advanta Corp. and Advanta National Bank continue to comply with certain restrictions on their activities. These restrictions include limiting the scope of Advanta National Bank's activities to those in which it was engaged prior to March 5, 1987. Since Advanta National Bank was not making commercial loans at that time, it must continue to refrain from making commercial loans — which would include any loans to Advanta Corp. or any of its subsidiaries — in order for Advanta Corp. to maintain its grandfathered exemption under the Bank Holding Company Act. We have no present plans to register as a bank holding company under the Bank Holding Company Act.

Advanta National Bank's agreements with its regulatory agency prohibit the payment of dividends by Advanta National Bank without prior regulatory approval. In connection with the Mortgage Transaction in the first quarter of 2001, we sought and received regulatory approval for a return of capital of $261 million from Advanta National Bank. Advanta National Bank paid no dividends to Advanta Corp. during 2002, 2001, or 2000. In 2001, Advanta Bank Corp. transferred certain assets as a dividend to Advanta Corp. The fair value of the assets at time of the dividend in 2001 was $91.4 million. There were no dividends from Advanta Bank Corp. to Advanta Corp. during 2002 or 2000.

Our insurance subsidiaries are also subject to certain capital and dividend rules and regulations as prescribed by state jurisdictions in which they are authorized to operate. At December 31, 2002, the insurance subsidiaries were in compliance with these rules and regulations. Insurance subsidiaries paid dividends to Advanta Corp. of $2.2 million in 2002. In the year ended December 31, 2001, Advanta Corp. received a return of capital from insurance subsidiaries of $57.5 million. Insurance subsidiaries paid dividends to Advanta Corp. of $6.1 million in 2001. There were no dividends paid to Advanta Corp. by insurance subsidiaries in 2000.

Total stockholders' equity of our banking and insurance affiliates was $280 million at December 31, 2002 and $220 million at December 31, 2001. Of our total equity in these affiliates, $226 million was restricted at December 31, 2002 and $218 million was restricted at December 31, 2001. At January 1, 2003, $54.6 million of stockholders' equity of our bank and insurance affiliates was available for payment of cash dividends in 2003 under applicable regulatory guidelines without prior regulatory approval.

In addition to dividend restrictions at banking subsidiaries, certain non-bank subsidiaries are subject to minimum equity requirements as part of securitization or other agreements. The total minimum equity requirement of non-bank subsidiaries was $10 million at December 31, 2002. At December 31, 2002, the non-bank subsidiaries were in compliance with these minimum equity requirements.

Note 18. Segment Information

Our reportable segments are Advanta Business Cards and our venture capital segment. During the first quarter of 2001, we made changes to the methods used to allocate centrally incurred interest and operating expenses to the reportable segments. These changes were made to better reflect the results of the continuing businesses due to the discontinuance of the mortgage and leasing segments and the restructuring of our corporate functions in the first quarter of 2001. Prior period segment results have been restated to reflect the current allocation methods.

Advanta Business Cards offers business credit cards to small businesses through targeted direct mail and telemarketing solicitations and the Internet. This product provides approved customers with access, through merchants, banks, checks and ATMs, to an instant unsecured revolving business credit line. Advanta Business Cards generates interest and other income through finance charges assessed on outstanding balances, interchange income, cash advance and other credit card fees.

Our venture capital segment makes venture capital investments through certain of our affiliates. The investment objective is to earn attractive returns by building the long-term values of the businesses in which we invest. Our investment affiliates combine transaction expertise, management skills and a broad contact base with strong industry-specific knowledge. We actively monitor the performance of our venture capital investments, and employees and officers of our investment affiliates participate on the boards of directors of some investees.

	Advanta Business Cards	Venture Capital	Other (1)	Total
Year ended December 31, 2002				
Interest income	$ 92,049	$ 3	$ 11,552	$ 103,604
Interest expense	36,845	714	10,021	47,580
Noninterest revenues (losses), net	246,957	(6,892)	36	240,101
Loss on transfer of consumer credit card business	0	0	(43,000)	(43,000)
Pretax income (loss) from continuing operations	63,244	(10,101)	(51,545)	1,598
Average managed receivables	2,199,967	0	27,600	2,227,567
Total assets	659,963	13,994	1,007,656	1,681,613
Capital expenditures	823	0	7,607	8,430
Depreciation	689	30	7,760	8,479
Year ended December 31, 2001				
Interest income	$ 86,925	$ 37	$ 40,973	$ 127,935
Interest expense	33,504	1,545	47,421	82,470
Noninterest revenues (losses), net	215,280	(28,852)	(7,552)	178,876
Unusual charges (2)	0	0	41,750	41,750
Pretax income (loss) from continuing operations	63,515	(33,158)	(72,808)	(42,451)
Average managed receivables	1,872,314	0	28,271	1,900,585
Total assets	619,062	20,929	996,689	1,636,680
Capital expenditures	2,924	0	5,691	8,615
Depreciation	2,227	10	5,722	7,959
Year ended December 31, 2000				
Interest income	$ 84,472	$ 60	$ 57,616	$ 142,148
Interest expense	31,385	1,541	53,582	86,508
Noninterest revenues (losses), net	149,452	7,847	(6,266)	151,033
Pretax income (loss) from continuing operations	45,325	3,382	(37,515)	11,192
Average managed receivables	1,372,717	0	23,067	1,395,784
Total assets	462,317	45,677	2,335,478	2,843,472
Capital expenditures	3,949	23	9,522	13,494
Depreciation	1,385	17	7,892	9,294

(1) Other includes investment and other activities not attributable to reportable segments. It also includes corporate overhead previously allocated to the mortgage and leasing business units while they were operating segments. Corporate overhead allocations were removed from the results of the discontinued segments as a result of the restatement for discontinued operations. Total assets in the "Other" segment include assets of discontinued operations.

(2) Unusual charges in 2001 represent severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

Note 19. Selected Income Statement Information

Other Revenues	Year Ended December 31,		
	2002	2001	2000
Interchange income	$ 93,023	$ 80,721	$61,668
Business credit card rewards	(12,542)	(8,979)	(3,162)
Cash advance fees	3,602	2,547	1,227
Balance transfer fees	3,545	0	0
Investment securities gains (losses), net (1)	(6,169)	(26,227)	5,473
Loss on sale of deposits	0	(2,835)	0
Insurance revenues (losses), net and other	5,693	(3,758)	600
Total other revenues, net	$ 87,152	$ 41,469	$65,806

(1) Investment securities gains (losses), net include changes in the fair value and realized gains and losses on venture capital investments.

We offer bonus mile and cash-back reward programs with certain of our business credit cards. Through the second quarter of 2002, we estimated that 80% to 100% of cardholders would ultimately claim rewards. The estimate of the percentage of cardholders that will ultimately claim rewards varies depending on the structure of the rewards program. In 2002, we revised our estimate of the bonus mile reward liability, including a change in the assumed percentage of cardholders that will ultimately claim rewards from 80% to 70% and a change in the estimated cost of future reward redemptions, based on experience for that program life-to-date. After this change, our estimated range of cardholders that will ultimately claim rewards for all programs is 70% to 100%. The impact of the change in estimate of the bonus mile reward liability was an approximate $1.9 million increase in other revenues in the year ended December 31, 2002, resulting in an increase in net income of approximately $1.2 million or $0.05 per diluted share.

Insurance revenues, net and other in the year ended December 31, 2001 includes operating results of insurance operations, the impact of the termination of our strategic alliance with Progressive Casualty Insurance Company to direct market auto insurance and $10 million of charges related to the write-off of insurance-related deferred acquisition costs that were unrealizable subsequent to the termination of the auto insurance strategic alliance in the first quarter of 2001.

Operating Expenses	Year Ended December 31,		
	2002	2001	2000
Salaries and employee benefits	$ 69,227	$ 59,823	$ 42,499
Amortization of business credit card deferred origination costs, net	49,597	39,118	23,961
External processing	16,952	15,936	10,213
Professional fees	12,818	15,320	18,451
Marketing	11,061	10,574	11,492
Equipment	10,676	8,768	8,101
Occupancy	6,612	5,941	5,852
Credit	5,607	5,419	4,772
Telephone	4,145	2,404	1,811
Postage	3,470	3,304	2,947
Fraud loss	2,896	2,568	1,965
Insurance	2,870	4,607	4,628
Other	5,810	6,404	13,600
Total operating expenses	$201,741	$180,186	$150,292

Amortization of business credit card deferred origination costs in the year ended December 31, 2002 includes a change in estimate of $1.4 million. Effective July 1, 2002, we refined our estimate of the timing of when accounts are acquired to better match the resulting estimated period of benefit to the amortization of deferred acquisition costs. The impact of this change in estimate in the year ended December 31, 2002 was a decrease in amortization of business credit card deferred origination costs of $1.4 million, resulting in an increase in net income of $875 thousand or $0.03 per diluted share.

Note 20. Unusual Charges

Subsequent to the Mortgage Transaction and discontinuance of our leasing business in the first quarter of 2001, we implemented a plan to restructure our corporate functions to a size commensurate with our ongoing businesses and incurred certain other unusual charges related to employee costs. Costs associated with this restructuring activity and other employee costs are included in unusual charges in the consolidated income statements. Accruals related to these costs are included in other liabilities in the consolidated balance sheets. The details of these costs are as follows:

	Accrued in 2001	Charged to Accrual in 2001	December 31, 2001 Accrual Balance	Charged to Accrual in 2002	December 31, 2002 Accrual Balance
Employee costs	$27,296	$24,768	$2,528	$2,528	$0
Expenses associated with exited businesses/products	11,895	11,266	629	629	0
Asset impairments	2,559	2,559	0	0	0
Total	$41,750	$38,593	$3,157	$3,157	$0

Employee costs

In the first quarter of 2001, we recorded a $4.1 million charge for severance and outplacement costs associated with the restructuring of corporate functions. There were 69 employees severed who were entitled to benefits. These employees worked in corporate support functions including accounting and finance, human resources, information technology, legal and facilities management. Employees were notified in March 2001, and severance amounts were payable over a 12-month period following the employee's termination date. These payments were completed in the third quarter of 2002.

Additionally, during 2001, we incurred $23.2 million of other employee costs. This amount included approximately $10 million attributable to bonuses to certain key employees in recognition of their efforts on behalf of Advanta in the strategic alternatives process. It also included approximately $4.5 million of bonuses in recognition of the restructuring of the company and other significant transitional efforts. These bonuses were paid over a 12-month period. In the second quarter of 2001, we recorded a $1.0 million increase in employee costs related to a revision in estimate associated with these bonuses. In 2001, we accelerated vesting of 32% of outstanding options that were not vested at the date of the closing of the Mortgage Transaction. This acceleration resulted in a noncash charge of $1.3 million. In connection with reviewing our compensation plans after the Mortgage Transaction and restructuring of corporate functions, we implemented a program whereby all outstanding stock appreciation rights and shares of phantom stock were terminated in exchange for cash to be paid through a deferred compensation arrangement. We recorded charges of $2.9 million associated with this exchange. The charge reflects a $0.7 million reduction recorded in the three months ended September 30, 2001, as actual cash settlement costs were less than estimated. Due to the restructuring of the company, we implemented programs whereby certain out-of-the-money options were exchanged for shares of stock, and whereby certain shares of restricted stock were exchanged for cash and stock options in a tender offer, subject to certain performance conditions and vesting requirements. Noncash charges associated with the issuance of the stock, stock options and the tender offer totaled $3.6 million. This charge reflects a $1.4 million increase recorded in the three months ended September 30, 2001, as actual noncash charges associated with the tender offer were more than estimated.

Expenses associated with exited businesses/products

In the first quarter of 2001, we recorded charges of $2.2 million related to other products exited for which no future revenues or benefits would be received. In the third quarter of 2001, we were able to settle some of these commitments for less than originally estimated, and reduced the charge by $0.7 million. We paid the remaining costs, which included lease and other commitments, in the third quarter of 2002.

In 1998, in connection with the Consumer Credit Card Transaction, we made major organizational changes to reduce corporate expenses incurred in the past: (1) to support the business contributed to Fleet Credit Card LLC in the Consumer Credit Card Transaction, and (2) associated with the business and products no longer being offered or not directly associated with our mortgage, business credit card and leasing units. As of December 31, 2000, the remaining accrual related to charges associated with these organizational changes was $13.0 million. This accrual related to contractual commitments to certain customers, and non-related financial institutions that were providing benefits to those customers, under a product that was no longer offered and for which no future revenues or benefits would be received. A third party assumed the liabilities associated with these commitments in the first quarter of 2001, and we recorded an additional charge relating to the settlement of these commitments of $10.3 million.

Asset impairments

In connection with our plan to restructure our corporate functions to a size commensurate with our ongoing businesses during the first quarter of 2001, we identified certain assets that would no longer be used, and the carrying costs of these assets were written off resulting in a charge of $2.6 million. We estimated the realizable value of these assets to be zero due to the nature of the assets, which include leasehold improvements and capitalized software.

Note 21. Income Taxes

Income tax expense (benefit) was as follows:

	Year Ended December 31,		
	2002	2001	2000
Income tax expense (benefit) attributable to:			
Continuing operations	$ 17,170	$(11,995)	$0
Discontinued operations	0	(3,812)	0
Loss on discontinuance of mortgage and leasing businesses	(5,390)	7,392	0
Total income tax expense (benefit)	$ 11,780	$ (8,415)	$0

Income tax expense (benefit) on income from continuing operations consisted of the following components:

	Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 0	$ 0	$ 6,636
State	262	300	4,753
Total current	262	300	11,389
Deferred:			
Federal	16,587	(12,923)	(6,994)
State	321	628	(4,395)
Total deferred	16,908	(12,295)	(11,389)
Total income tax expense (benefit)	$17,170	$(11,995)	$ 0

The reconciliation of the statutory federal income tax to income tax expense (benefit) on income from continuing operations is as follows:

	Year Ended December 31,		
	2002	2001	2000
Statutory federal income tax	$ 560	$(14,858)	$ 3,917
State income taxes, net of federal income tax benefit	379	604	232
Loss on transfer of consumer credit card business	15,050	0	0
Nondeductible expenses	4,158	1,112	152
Insurance program income	347	499	242
Compensation limitation	196	350	140
Net operating losses	(3,762)	0	(4,755)
Other	242	298	72
Income tax expense (benefit)	$ 17,170	$(11,995)	$ 0

Deferred taxes are provided to reflect the estimated future tax effects of the differences between the financial statement and tax bases of assets and liabilities and enacted tax laws. The net deferred tax asset is comprised of the following:

	December 31,	
	2002	2001
Deferred tax liabilities	$(65,469)	$(72,902)
Deferred tax assets	155,541	180,240
Net deferred tax asset	$ 90,072	$107,338

A summary of deferred tax assets and liabilities follows:

	December 31,	
	2002	2001
Deferred origination fees and costs	$ (11,178)	$ (4,009)
Allowance for receivable losses	15,516	16,940
Net operating loss carryforwards	222,731	231,967
Securitization income	(3,422)	10,189
Deferred compensation	4,068	9,259
Noncash unusual charges	0	5,068
Other	3,213	(13,182)
Valuation allowance	(140,856)	(148,894)
Net deferred tax asset	$ 90,072	$ 107,338

We reported a pretax loss in the year ended December 31, 2002 as a result of the $43.0 million charge related to the ruling in the litigation associated with the transfer of our consumer credit card business in 1998. See Note 11. Since the gain on the transfer of our consumer credit card business in 1998 was not subject to income tax, the $43.0 million charge in 2002 did not result in a tax benefit. As a result, we reported income tax expense from continuing operations of $17.2 million for the year ended December 31, 2002. Our effective tax rate, excluding the $43.0 million charge, was 38.5% for the year ended December 31, 2002.

We reported a pretax loss in the year ended December 31, 2001 as a result of unusual charges, valuation adjustments on venture capital investments and the loss on the discontinuance of the leasing business in 2001. A valuation allowance was provided against a portion of the resulting deferred tax asset given our pre-existing net operating loss carryforwards and the uncertainty of the realizability of the incremental deferred tax asset, resulting in an effective tax rate of 28% for income from continuing operations for 2001. In the year ended December 31, 2000, we also reported a pretax loss and a valuation allowance was provided against the resulting deferred tax asset, resulting in a 0% effective tax rate.

At December 31, 2002, net operating loss carryforwards were $636 million, of which $391 million expire in 2018, $29 million expire in 2019, $1 million expire in 2020 and $215 million expire in 2021. We utilized net operating loss carryforwards of $49 million in 2002. Additionally in 2000, $29 million was carried back to prior years. See Note 11 for a discussion of tax matters currently before the Internal Revenue Service Regional Office of Appeals.

The net deferred tax asset is presented net with current income taxes receivable (payable) for financial reporting purposes, and is included in other assets.

Note 22. Discontinued Operations

Effective February 28, 2001, we completed the Mortgage Transaction and exited our mortgage business, Advanta Mortgage, through a purchase and sale agreement with Chase Manhattan Mortgage Corporation as buyer. Prior to the Mortgage Transaction, Advanta Mortgage made nonconforming home equity loans directly to consumers and through brokers. This business unit originated and serviced first and second lien mortgage loans, including home equity lines of credit, through subsidiaries of Advanta. In addition to servicing and managing the loans it originated, Advanta Mortgage contracted with third parties to service their nonconforming home equity loans on a subservicing basis. Following the Mortgage Transaction, we no longer operate a mortgage business. The purchase and sale agreement provided for the sale, transfer and assignment of substantially all of the assets and operating liabilities associated with our mortgage business, as well as specified contingent liabilities arising from our operation of the mortgage business prior to closing that were identified in the purchase and sale agreement. We retained contingent liabilities, primarily relating to

litigation, arising from our operation of the mortgage business before closing that were not specifically assumed by the buyer.

On January 23, 2001, we announced that after a thorough review of strategic alternatives available for our leasing business, Advanta Leasing Services, we decided to cease originating leases. Advanta leasing Services offered flexible lease financing programs on small-ticket equipment to small businesses. The primary products financed included office machinery, security systems and computers. We are continuing to service the existing portfolio rather than sell the business or the portfolio.

Revenues and expenses of Advanta Mortgage and Advanta Leasing Services were as follows for the periods prior to our exit from the mortgage business on February 28, 2001 and our discontinuance of the leasing business effective December 31, 2000.

	January 1, 2001 to February 28, 2001		Year Ended December 31, 2000	
	Advanta Mortgage	Advanta Leasing Services	Advanta Mortgage	Advanta Leasing Services
Interest revenue	$ 18,922	N/A	$ 164,142	$ 15,632
Noninterest revenues	17,709	N/A	37,679	9,459
Interest expense	(11,160)	N/A	(93,845)	(12,777)
Other expenses	(37,721)	N/A	(245,004)	(38,864)
Income tax benefit	3,812	N/A	0	0
Loss from discontinued operations, net of tax	$ (8,438)	N/A	$(137,028)	$(26,550)

We allocated interest expense to the discontinued operations based on the ratio of net assets of discontinued operations to the total net assets of the consolidated company.

The components of the gain (loss) on discontinuance of our mortgage and leasing businesses in the years ended December 31 were as follows:

	2002		2001		2000	
	Advanta Mortgage	Advanta Leasing Services	Advanta Mortgage	Advanta Leasing Services	Advanta Mortgage	Advanta Leasing Services
Pretax gain (loss) on discontinuance of mortgage and leasing businesses	$(25,300)	$11,300	$20,753	$(45,000)	$0	$(4,298)
Income tax (expense) benefit	9,740	(4,350)	(8,637)	1,245	0	0
Gain (loss) on discontinuance of mortgage and leasing businesses, net of tax	$(15,560)	$ 6,950	$12,116	$(43,755)	$0	$(4,298)

The proceeds from the Mortgage Transaction exceeded $1 billion, subject to closing adjustments, resulting in an estimated pretax gain in the year ended December 31, 2001 of $20.8 million after transaction expenses, severance expenses and other costs. The gain does not reflect any impact from the post-closing adjustment process that has not yet been completed due to litigation related to the Mortgage Transaction. See Note 11. In the year ended December 31, 2002, we increased our estimate of other costs related to our exit from the mortgage business by $25.3 million, comprised of $7.5 million for a litigation settlement related to a mortgage loan servicing agreement termination fee collected in December 2000, and $17.8 million primarily related to an increase in our estimated future costs of mortgage business-related contingent liabilities. The $17.8 million charge relates primarily to an increase in our estimated 2002 and future costs of mortgage business-related contingent liabilities in connection with (1) contingent liabilities and litigation costs arising from the operation of the mortgage business prior to the Mortgage Transaction that were not assumed by the buyer, and (2) costs related to Advanta's litigation with Chase Manhattan Mortgage Corporation in connection with the Mortgage Transaction. The change in estimate reflects the legal and consulting fees and

other costs that we expect to incur based on current levels of contingent liabilities and expense rates, and considers the status of the discovery process associated with the Mortgage Transaction litigation.

In connection with the discontinuance of the leasing business, we recorded a $4.3 million pretax loss effective December 31, 2000, representing the estimated operating results through the remaining term of the leasing portfolio. Estimated operating results of the leasing business included estimated valuations of retained interests in leasing securitizations, estimated cash flows from on-balance sheet lease receivables, interest expense and operating expenses. In the year ended December 31, 2001, we recorded an additional $45.0 million pretax loss due to a change in estimate of those operating results based on credit loss experience in 2001. A principal factor contributing to the increased credit losses in 2001 was that one of our former leasing vendors had filed for bankruptcy protection and this vendor's financial problems were impacting its ability to service the leased equipment in a segment of our leasing portfolio. In the year ended December 31, 2002, we recorded an $11.3 million pretax gain on leasing discontinuance representing a revision in the estimated operating results of the leasing segment over the remaining life of the lease portfolio due primarily to favorable credit performance. The leasing portfolio performed favorably as compared to the expectations and assumptions established in 2001. This improvement was the result of successfully obtaining a replacement vendor to service leased equipment for the former leasing vendor that had filed for bankruptcy protection, as described above, and operational improvements in the leasing collections area.

Per share data was as follows for the years ended December 31:

	Advanta Mortgage			Advanta Leasing Services		
	2002	2001	2000	2002	2001	2000
Basic loss from discontinued operations per common share						
Class A	N/A	$(0.33)	$(5.45)	N/A	N/A	$(1.06)
Class B	N/A	(0.33)	(5.45)	N/A	N/A	(1.06)
Combined	N/A	(0.33)	(5.45)	N/A	N/A	(1.06)
Diluted loss from discontinued operations per common share						
Class A	N/A	$(0.33)	$(5.41)	N/A	N/A	$(1.05)
Class B	N/A	(0.33)	(5.41)	N/A	N/A	(1.05)
Combined	N/A	(0.33)	(5.41)	N/A	N/A	(1.05)
Basic gain (loss), net, on discontinuance of mortgage and leasing businesses, net of tax, per common share						
Class A	$(0.62)	$ 0.47	$ 0.00	$0.28	$(1.70)	$(0.17)
Class B	(0.62)	0.47	0.00	0.28	(1.70)	(0.17)
Combined	(0.62)	0.47	0.00	0.28	(1.70)	(0.17)
Diluted gain (loss), net, on discontinuance of mortgage and leasing businesses, net of tax, per common share						
Class A	$(0.62)	$ 0.47	$ 0.00	$0.28	$(1.70)	$(0.17)
Class B	(0.62)	0.47	0.00	0.28	(1.70)	(0.17)
Combined	(0.62)	0.47	0.00	0.28	(1.70)	(0.17)

The components of assets of discontinued operations, net, were as follows at December 31:

	2002	2001
Loans and leases, net	$ 40,064	$ 52,739
Other assets	91,686	100,061
Liabilities	(4,638)	(10,397)
Assets of discontinued operations, net	$127,112	$142,403

As discussed above, we will continue to service the existing lease portfolio. At December 31, 2002, there were $152 million of securitized leases outstanding, and we had retained interests in leasing securitizations of $57 million. At December 31, 2001, there were $365 million of securitized leases outstanding, and we had

retained interests in leasing securitizations of $44 million. The retained interests in leasing securitizations are included in assets of discontinued operations in the consolidated balance sheets. At December 31, 2002, the fair value of the retained interests in leasing securitizations was estimated using a 12% discount rate on future cash flows, loss rates ranging from 5.0% to 5.4% and a weighted average life of 0.9 years. Actual results may vary from our estimates, and the impact of any differences will be recognized in income when determined. At December 31, 2001, the fair value of the retained interests in leasing securitizations was estimated using a 12.0% discount rate on future cash flows, loss rates ranging from 9.0% to 9.9% and a weighted average life of 1.1 years.

We use interest rate swaps to manage the impact of fluctuating interest rates on the fair value of certain retained interests in leasing securitizations. The interest rate swaps effectively convert a leasing off-balance sheet variable securitization to a fixed rate. At December 31, 2002, the notional amount of interest rate swaps outstanding relating to leasing securitizations was $39.6 million, and the estimated fair value was a liability of $1.2 million. At December 31, 2001, the notional amount of interest rate swaps outstanding relating to leasing securitizations was $113.6 million, and the estimated fair value was a liability of $3.5 million. The interest rate swaps are recorded at fair value with changes in fair value recorded in Advanta Leasing Services operating results. As discussed above, the estimated operating results of Advanta Leasing Services through the remaining term of the lease portfolio were estimated in the determination of the loss on discontinuance.

Note 23. Calculation of Earnings Per Share

The following table shows the calculation of basic earnings per common share and diluted earnings per common share for the years ended December 31:

	2002	2001	2000
Income (loss) from continuing operations	$(15,572)	$(30,456)	$ 11,192
Less: Preferred A dividends	(141)	(141)	(141)
Income (loss) from continuing operations allocable to common shareholders	(15,713)	(30,597)	11,051
Loss from discontinued operations, net of tax	0	(8,438)	(163,578)
Loss, net, on discontinuance of mortgage and leasing businesses, net of tax	(8,610)	(31,639)	(4,298)
Net loss allocable to common shareholders	(24,323)	(70,674)	(156,825)
Less: Class A dividends declared	(2,302)	(2,294)	(2,236)
Less: Class B dividends declared	(5,540)	(5,224)	(5,118)
Undistributed net loss	$(32,165)	$(78,192)	$(164,179)
Basic income (loss) from continuing operations per common share			
Class A	$ (0.69)	$ (1.23)	$ 0.39
Class B	(0.59)	(1.17)	0.47
Combined (1)	(0.63)	(1.19)	0.44
Diluted income (loss) from continuing operations per common share			
Class A	$ (0.69)	$ (1.23)	$ 0.39
Class B	(0.59)	(1.17)	0.46
Combined (1)	(0.63)	(1.19)	0.44
Basic net loss per common share			
Class A	$ (1.03)	$ (2.79)	$ (6.28)
Class B	(0.94)	(2.73)	(6.21)
Combined (1)	(0.97)	(2.75)	(6.24)
Diluted net loss per common share			
Class A	$ (1.03)	$ (2.79)	$ (6.23)
Class B	(0.94)	(2.73)	(6.16)
Combined (1)	(0.97)	(2.75)	(6.19)
Basic weighted average common shares outstanding			
Class A	9,152	9,101	9,110
Class B	15,909	16,581	16,033
Combined	25,061	25,682	25,143
Options B	0	0	95
Restricted shares Class A	0	0	39
Restricted shares Class B	0	0	74
Diluted weighted average common shares outstanding			
Class A	9,152	9,101	9,149
Class B	15,909	16,581	16,202
Combined	25,061	25,682	25,351
Antidilutive shares			
Options Class B	4,838	2,629	2,097
Restricted shares Class B	2,446	516	1,059

(1) Combined represents a weighted average of Class A and Class B earnings per common share.

Note 24. Parent Company Financial Statements

ADVANTA CORP. (Parent Company Only)
Condensed Balance Sheets

	December 31,	
	2002	2001
Assets		
Cash	$ 76,563	$ 80,160
Restricted interest-bearing deposits	5,302	10,567
Investments	13,984	69,475
Investments in and advances to bank and insurance subsidiaries	284,245	239,440
Investments in and advances to other subsidiaries	337,017	353,460
Premises and equipment	1,237	1,153
Other assets	116,469	135,708
Total assets	$834,817	$889,963
Liabilities		
Debt	$418,979	$426,674
Other borrowings	0	32,317
Other liabilities	94,525	64,673
Total liabilities	513,504	523,664
Stockholders' Equity		
Preferred stock	1,010	1,010
Common stock	304	279
Other stockholders' equity	319,999	365,010
Total stockholders' equity	321,313	366,299
Total liabilities and stockholders' equity	$834,817	$889,963

The parent company guarantees certain lease payments of its subsidiaries in connection with lease agreements extending through November 30, 2006. At December 31, 2002, the maximum amount of undiscounted future payments that the parent could be required to make under these lease agreement guarantees was $3.8 million. The parent company also guarantees payments of distributions and other amounts due on mandatorily redeemable preferred capital securities of its subsidiary Advanta Capital Trust I. See Note 12 for the terms of the mandatorily redeemable preferred capital securities. At December 31, 2002, the maximum amount of undiscounted future payments that the parent could be required to make under this guarantee was $324.8 million, representing the amount of capital securities outstanding of $100 million at December 31, 2002 and future dividends of approximately $9 million per year through December 2026. Advanta Capital Trust I holds $103 million of junior subordinated debentures of the parent, which are included in debt on the condensed balance sheet above.

ADVANTA CORP. (Parent Company Only)
Condensed Statements of Operations

	Year Ended December 31,		
	2002	2001	2000
Income (loss):			
Dividends from bank and insurance subsidiaries (1)	$ 2,152	$ 97,534	$ 0
Dividends from other subsidiaries	278	278	278
Interest income	4,886	22,470	40,481
Other revenues, net	696	22,476	37,912
Loss on transfer of consumer credit card business	(43,000)	0	0
Total income (loss)	(34,988)	142,758	78,671
Expenses:			
Interest expense	29,739	54,810	69,482
Operating expenses	7,204	64,676	73,099
Unusual charges	0	30,142	0
Total expenses	36,943	149,628	142,581
Loss from continuing operations before income taxes and equity in undistributed net income (loss) in subsidiaries	(71,931)	(6,870)	(63,910)
Income tax benefit	(12,773)	(15,017)	(30,317)
Income (loss) from continuing operations before equity in undistributed net income (loss) of subsidiaries	(59,158)	8,147	(33,593)
Loss on discontinuance of mortgage business, net of tax	(8,238)	(5,962)	0
Income (loss) before equity in undistributed net income (loss) of subsidiaries	(67,396)	2,185	(33,593)
Equity in undistributed net income (loss) of subsidiaries	43,214	(72,718)	(123,091)
Net loss	$(24,182)	$ (70,533)	$(156,684)

(1) Dividends from bank and insurance subsidiaries in the year ended December 31, 2001 include a noncash dividend from Advanta Bank Corp. of $91.4 million.

The Parent Company Only Statements of Changes in Stockholders' Equity are the same as the Consolidated Statements of Changes in Stockholders' Equity.

ADVANTA CORP. (Parent Company Only)
Condensed Statements of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
Operating Activities			
Net loss	$ (24,182)	$ (70,533)	$(156,684)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Equity in net loss (income) of subsidiaries	(45,644)	(25,094)	122,813
Dividends received from subsidiaries	2,430	6,378	278
Depreciation	118	2,241	2,523
Change in other assets and other liabilities	75,618	32,493	(31,647)
Net cash provided by (used in) operating activities	8,340	(54,515)	(62,717)
Investing Activities			
Investments in subsidiaries	(2,332)	(3,991)	(119,226)
Return of investment from subsidiaries	7,577	267,648	22,453
Purchase of investments available for sale	(301,151)	(744,610)	(156,661)
Proceeds from sales of investments available for sale	302,687	262,301	72
Proceeds from maturing investments available for sale	19,382	503,369	152,482
Net change in commercial paper equivalents and interest-bearing deposits	38,738	(6,894)	342,793
Net change in premises and equipment	(202)	6,010	(6,941)
Net cash provided by investing activities	64,699	283,833	234,972
Financing Activities			
Proceeds from issuance of debt	111,515	182,973	256,091
Payments on redemption of debt	(141,910)	(611,172)	(285,472)
(Increase) decrease in affiliate borrowings	9,250	123,034	(4,452)
Increase (decrease) in other borrowings	(32,317)	32,317	0
Proceeds from exercise of stock options	363	3,480	155
Cash dividends paid	(7,983)	(7,659)	(7,495)
Stock buyback	(15,554)	(7,505)	0
Net cash used in financing activities	(76,636)	(284,532)	(41,173)
Net increase (decrease) in cash	(3,597)	(55,214)	131,082
Cash at beginning of year	80,160	135,374	4,292
Cash at end of year	$ 76,563	$ 80,160	$ 135,374

In 2001, noncash transactions of the Parent Company included noncash dividends of $91.4 million from subsidiaries, noncash investment in subsidiaries of $22.3 million, noncash return of investments from subsidiaries of $50.9 million and noncash affiliate borrowings of $69.1 million. There were no significant noncash transactions of the Parent Company in 2002 or 2000.

Note 25. Fair Value of Financial Instruments

The estimated fair values of our financial instruments are as follows at December 31:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash	$ 14,834	$ 14,834	$ 20,952	$ 20,952
Federal funds sold	332,257	332,257	229,889	229,889
Restricted interest-bearing deposits	79,449	79,449	113,956	113,956
Investments available for sale	171,222	171,222	246,679	246,679
Receivables, net	455,347	479,081	423,407	451,966
Accounts receivable from securitizations	198,238	198,238	168,983	168,983
Financial liabilities:				
Demand and savings deposits	$ 8,941	$ 8,941	$ 10,010	$ 10,010
Time deposits	705,087	715,032	626,905	633,506
Debt	315,886	318,268	323,582	332,522
Other borrowings	0	0	32,317	32,317
Off-balance sheet financial instruments:				
Commitments to extend credit	$ 0	$ 0	$ 0	$ 0

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for our various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

We used the following methods and assumptions in estimating fair value disclosures for financial instruments:

Cash, Federal Funds Sold and Restricted Interest-Bearing Deposits

For these short-term instruments, the carrying amount is a reasonable estimate of the fair value.

Investments Available for Sale

Investments available for sale are carried at fair value. The fair values of investments available for sale are based on quoted market prices, dealer quotes or estimates using quoted market prices for similar securities. For investments that are not publicly traded, management has made estimates of fair value that consider several factors including the investees' financial results, conditions and prospects, and the values of comparable public companies.

Receivables, Net

The fair values of receivables are estimated using a discounted cash flow analysis that incorporates estimates of the excess of the weighted average interest and fee yield over the aggregate cost of funds, servicing costs and an estimate of future credit losses over the life of the receivables.

Accounts Receivable from Securitizations

Retained interests in securitizations are carried at fair value. The fair values of retained interests in securitizations are estimated based on discounted cash flow analyses as described in Note 2. See Note 6 for the assumptions used in the estimation of fair values of the retained interests in securitizations.

The carrying amount is a reasonable estimate of the fair value of other components of accounts receivable from securitizations based on the short-term nature of the assets.

Demand and Savings Deposits

The fair value of demand and money market savings deposits is the amount payable on demand at the reporting date. This fair value does not include any benefit that may result from the low cost of funding provided by these deposits compared to the cost of borrowing funds in the market.

Time Deposits

The fair value of fixed-maturity certificates of deposit is estimated using discounted cash flow analyses based on the rates currently offered for deposits of similar remaining maturities.

Debt

The fair value of our debt is estimated using discounted cash flow analyses based on our current incremental borrowing rates for similar types of borrowing arrangements.

Other Borrowings

There were no other borrowings at December 31, 2002. Other borrowings at December 31, 2001 consisted of securities sold under repurchase agreements. The carrying amount of borrowings under repurchase agreements, which matured within ninety days, approximated their fair value.

Commitments to Extend Credit

There is no fair value associated with commitments to extend credit to our business credit card customers, since any fees charged are consistent with the fees charged by other companies at the reporting date to enter into similar agreements. We had commitments to extend credit of $6.1 billion at December 31, 2002 and $4.6 billion at December 31, 2001.

Note 26. Derivative Financial Instruments

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments without the exchange of the underlying notional amount on which the interest payments are calculated. During 2001 and 2000, we used interest rate swaps to manage the impact of fluctuating interest rates on our cost of funds. The interest rate swaps effectively converted fixed rate medium-term notes to a LIBOR-based variable rate. There were no interest rate swaps or other derivatives outstanding related to continuing operations at December 31, 2002 or 2001 because of the substantial reduction in outstanding medium-term notes subsequent to the Mortgage Transaction in 2001. See Note 22 for a discussion of derivatives used in discontinued operations.

The notional amounts of derivatives do not represent amounts exchanged by the counterparties and, thus, are not a measure of our exposure through our use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivative contracts. The following table

summarizes by notional amounts our interest rate swap activity in continuing operations for the periods presented:

	Total
Balance at 12/31/99	$ 619,500
Maturities	(425,000)
Balance at 12/31/00	$ 194,500
Maturities	(102,000)
Terminations	(92,500)
Balance at 12/31/01	$ 0
Maturities	0
Terminations	0
Balance at 12/31/02	$ 0

There were no net gains (losses) from hedge ineffectiveness or from excluding a portion of a derivative instrument's gain or loss from the assessment of hedge effectiveness included in other income in the periods presented. There was also no gain or loss recognized in earnings as a result of a hedged firm commitment no longer qualifying as a fair value hedge.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Advanta Corp.:

We have audited the accompanying consolidated balance sheet of Advanta Corp. (a Delaware corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 and 2000 financial statements of Advanta Corp. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 15, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Advanta Corp. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Philadelphia, PA
March 24, 2003

THE REPORT BELOW IS A COPY OF A PREVIOUSLY ISSUED REPORT OF ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Advanta Corp.:

We have audited the accompanying consolidated balance sheets of Advanta Corp. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanta Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, PA
March 15, 2002

REPORT OF MANAGEMENT

To the Stockholders of Advanta Corp.:

The management of Advanta Corp. and its subsidiaries ("Advanta") is responsible for the preparation, content, integrity and objectivity of the consolidated financial statements. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and as such must, by necessity, include amounts based upon estimates and judgments made by management. The other financial information included in this Form 10-K was also prepared by management and is consistent with the financial statements.

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting. These systems and controls are designed to provide reasonable, but not absolute, assurance that assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization and that financial statements are reliable. Advanta's control structure includes: (1) organizational and budgetary arrangements which provide reasonable assurance that errors or irregularities would be detected promptly; (2) careful selection of personnel and communications programs aimed at assuring that policies and standards are understood by employees; (3) continuing management review and evaluation of systems and controls; (4) disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and (5) a program of independent internal audit and risk management reviews to ensure compliance. Internal controls, disclosure controls and procedures, and corporate-wide systems, processes and procedures are regularly evaluated and enhanced.

The consolidated financial statements for 2002 have been audited by KPMG LLP, independent auditors. Their audit was conducted in accordance with auditing standards generally accepted in the United States and considered Advanta's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. Their report is printed herewith. The Audit Committee of the Board of Directors, which consists solely of outside directors, meets at least quarterly with the independent auditors, Corporate Audit, Risk Management and representatives of management to discuss, among other items, accounting and financial reporting matters. Advanta's independent auditors, Corporate Audit function, Risk Management function and the Audit Committee have free access to each other.

The management of Advanta evaluated its disclosure controls and procedures as of December 31, 2002. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer each concluded that as of December 31, 2002, Advanta maintained effective disclosure controls and procedures in all material respects, including those to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for timely disclosure. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to our most recent evaluation.

/s/ DENNIS ALTER
Chairman of the Board and
Chief Executive Officer
March 24, 2003

/s/ PHILIP M. BROWNE
Senior Vice President and
Chief Financial Officer
March 24, 2003

/s/ DAVID B. WEINSTOCK
Vice President and Chief
Accounting Officer
March 24, 2003

SUPPLEMENTAL SCHEDULES (UNAUDITED)

QUARTERLY DATA

(In thousands, except per share amounts)	2002			
	December 31,	September 30,	June 30,	March 31,
Interest income	$ 27,044	$23,919	$26,235	$26,406
Interest expense	11,049	11,052	12,369	13,110
Net interest income	15,995	12,867	13,866	13,296
Provision for credit losses	9,444	9,421	11,341	10,700
Net interest income after provision for credit losses	6,551	3,446	2,525	2,596
Noninterest revenues (1)	22,448	58,021	61,165	55,467
Operating expenses	53,919	48,977	49,887	48,958
Minority interest in income of consolidated subsidiary	2,220	2,220	2,220	2,220
Total expenses	56,139	51,197	52,107	51,178
Income (loss) before income taxes	(27,140)	10,270	11,583	6,885
Income (loss) from continuing operations	(33,246)	6,316	7,124	4,234
Loss, net, on discontinuance of mortgage and leasing businesses, net of tax (2)	0	0	(8,610)	0
Net income (loss)	$(33,246)	$ 6,316	$(1,486)	$ 4,234
Basic income (loss) from continuing operations per common share				
Class A	$ (1.38)	$ 0.24	$ 0.27	$ 0.14
Class B	(1.35)	0.26	0.29	0.17
Combined (3)	(1.36)	0.25	0.28	0.16
Diluted income (loss) from continuing operations per common share				
Class A	$ (1.38)	$ 0.23	$ 0.26	$ 0.14
Class B	(1.35)	0.25	0.27	0.17
Combined (3)	(1.36)	0.25	0.27	0.16
Basic net income (loss) per common share				
Class A	$ (1.38)	$ 0.24	$ (0.07)	$ 0.14
Class B	(1.35)	0.26	(0.05)	0.17
Combined (3)	(1.36)	0.25	(0.06)	0.16
Diluted net income (loss) per common share				
Class A	$ (1.38)	$ 0.23	$ (0.06)	$ 0.14
Class B	(1.35)	0.25	(0.05)	0.17
Combined (3)	(1.36)	0.25	(0.06)	0.16
Basic weighted average common shares outstanding				
Class A	9,171	9,162	9,144	9,133
Class B	15,292	15,876	16,176	16,301
Combined (3)	24,463	25,038	25,320	25,434
Diluted weighted average common shares outstanding				
Class A	9,171	9,163	9,150	9,139
Class B	15,292	16,501	17,640	16,980
Combined (3)	24,463	25,664	26,790	26,119

(1) Noninterest revenues for the three months ended December 31, 2002 included a $43.0 million pretax loss on the transfer of our consumer credit card business. See Note 11 to the consolidated financial statements.

(2) See Note 22 to the consolidated financial statements.

(3) Combined represents a weighted average of Class A and Class B (see Note 2 to the consolidated financial statements).

QUARTERLY DATA — Continued

(In thousands, except per share amounts)	2001			
	December 31,	September 30,	June 30,	March 31,
Interest income	$27,283	$ 29,048	$35,413	$ 36,191
Interest expense	15,156	16,919	26,119	24,276
Net interest income	12,127	12,129	9,294	11,915
Provision for credit losses	10,124	9,528	8,384	7,940
Net interest income after provision for credit losses	2,003	2,601	910	3,975
Noninterest revenues	61,180	46,631	43,253	27,812
Operating expenses	48,275	44,742	44,116	43,053
Minority interest in income of consolidated subsidiary	2,220	2,220	2,220	2,220
Unusual charges (1)	0	0	1,000	40,750
Total expenses	50,495	46,962	47,336	86,023
Income (loss) before income taxes	12,688	2,270	(3,173)	(54,236)
Income (loss) from continuing operations	7,803	2,270	(3,173)	(37,356)
Loss from discontinued operations, net of tax	0	0	0	(8,438)
Gain (loss), net, on discontinuance of mortgage and leasing businesses, net of tax (2)	0	(44,000)	(4,000)	16,361
Net income (loss)	$ 7,803	$(41,730)	$(7,173)	$(29,433)
Basic income (loss) from continuing operations per common share				
Class A	$ 0.29	$ 0.08	$ (0.13)	$ (1.49)
Class B	0.31	0.09	(0.12)	(1.48)
Combined (3)	0.30	0.09	(0.12)	(1.48)
Diluted income (loss) from continuing operations per common share				
Class A	$ 0.29	$ 0.08	$ (0.13)	$ (1.49)
Class B	0.31	0.09	(0.12)	(1.48)
Combined (3)	0.30	0.09	(0.12)	(1.48)
Basic net income (loss) per common share				
Class A	$ 0.29	$ (1.62)	$ (0.29)	$ (1.18)
Class B	0.31	(1.60)	(0.27)	(1.16)
Combined (3)	0.30	(1.61)	(0.28)	(1.17)
Diluted net income (loss) per common share				
Class A	$ 0.29	$ (1.60)	$ (0.29)	$ (1.18)
Class B	0.31	(1.59)	(0.27)	(1.16)
Combined (3)	0.30	(1.59)	(0.28)	(1.17)
Basic weighted average common shares outstanding				
Class A	9,125	9,116	9,098	9,103
Class B	16,552	16,820	16,744	16,200
Combined (3)	25,677	25,936	25,842	25,303
Diluted weighted average common shares outstanding				
Class A	9,128	9,120	9,098	9,103
Class B	16,716	17,121	16,744	16,200
Combined (3)	25,844	26,241	25,842	25,303

(1) See Note 20 to the consolidated financial statements.

(2) See Note 22 to the consolidated financial statements.

(3) Combined represents a weighted average of Class A and Class B (see Note 2 to the consolidated financial statements).

SUPPLEMENTAL SCHEDULES (UNAUDITED) — Continued

ALLOCATION OF ALLOWANCE FOR RECEIVABLE LOSSES

($ in thousands)	December 31,									
	2002		2001		2000		1999		1998	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Business credit cards	$44,466	96%	$41,169	98%	$33,165	99%	$14,663	99%	$ 6,916	65%
Other receivables	1,693	4	802	2	202	1	202	1	3,734	35
Total	$46,159	100%	$41,971	100%	$33,367	100%	$14,865	100%	$10,650	100%

COMPOSITION OF GROSS RECEIVABLES

($ in thousands)	December 31,									
	2002		2001		2000		1999		1998	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Business credit cards	$445,083	95%	$416,265	94%	$335,087	93%	$275,095	90%	$150,022	89%
Other receivables	25,589	5	28,189	6	24,203	7	30,302	10	17,862	11
Total	$470,672	100%	$444,454	100%	$359,290	100%	$305,397	100%	$167,884	100%

YIELD AND MATURITY OF INVESTMENTS AT DECEMBER 31, 2002

($ in thousands)	Maturing							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Market Value	Yield(3)	Market Value	Yield(3)	Market Value	Yield(3)	Market Value	Yield(3)
U.S. Treasury and other U.S. Government securities	$22,723	1.61%	$1,534	2.66%	$5,000	2.42%	$ 0	0.00%
State and municipal securities (1)	117	5.02	494	5.39	817	4.21	874	5.37
Other (2)	0	0.00	0	0.00	2,815	6.50	4,692	6.19
Total investments available for sale	$22,840	1.63%	$2,028	3.33%	$8,632	3.92%	$5,566	6.06%

(1) Yield computed on a taxable equivalent basis using a statutory rate of 35%.
(2) Equity investments and other securities without a stated maturity are excluded from this table.
(3) Yields are computed by dividing interest by the amortized cost of the respective investment securities.

MATURITY OF TIME DEPOSITS OF $100,000 OR MORE

($ in thousands)	December 31, 2002
Maturity:	
3 months or less	$ 25,343
Over 3 months through 6 months	15,375
Over 6 months through 12 months	217,176
Over 12 months	92,581
Total	$350,475

COMMON STOCK PRICE RANGES AND DIVIDENDS

Advanta's common stock is traded on the National Market tier of The Nasdaq Stock Market under the symbols ADVNA (Class A voting common stock) and ADVNB (Class B non-voting common stock). Following are the high, low and closing prices and cash dividends declared for the last two years as they apply to each class of stock:

Quarter Ended:	High	Low	Close	Cash Dividends Declared
Class A:				
March 31, 2001	$16.00	$ 8.75	$15.81	$0.063
June 30, 2001	16.00	12.86	16.00	0.063
September 30, 2001	19.10	8.00	9.40	0.063
December 31, 2001	11.72	8.00	9.94	0.063
March 31, 2002	$12.90	$ 8.47	$12.76	$0.063
June 30, 2002	14.55	10.40	10.86	0.063
September 30, 2002	11.45	7.60	10.05	0.063
December 31, 2002	11.00	8.25	8.98	0.063
Class B:				
March 31, 2001	$14.00	$ 7.16	$13.69	$0.076
June 30, 2001	14.00	11.90	13.97	0.076
September 30, 2001	17.10	8.10	8.95	0.076
December 31, 2001	10.79	6.85	9.10	0.076
March 31, 2002	$11.99	$ 7.90	$11.99	$0.076
June 30, 2002	14.04	10.24	10.93	0.076
September 30, 2002	11.44	7.35	10.33	0.076
December 31, 2002	11.10	8.00	9.39	0.076

At December 31, 2002, Advanta had approximately 252 holders of record of Class A stock and 673 holders of record of Class B stock.

Item 9. *Changes and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors And Executive Officers Of The Registrant*

The text of the Proxy Statement under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" are hereby incorporated by reference, as is the text in Part I of this Report under the caption, "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The text of the Proxy Statement under the captions "Executive compensation," "Report on Executive Compensation" and "Election of Directors - Committees, Meetings and Compensation of the Board of Directors," "— Compensation Committee Interlocks and Insider Participation" and "— Other Matters" are hereby incorporated herein by reference.

Item 12. *Security Ownership Of Certain Beneficial Owners And Management.*

The text of the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" are hereby incorporated herein by reference.

The following table provides information about equity awards under our 2000 Omnibus Stock Incentive Plan and our Employee Stock Purchase Plan as of December 31, 2002.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation plans approved by shareholders	4,775,952[1]	$10.01	8,793,217[2]
Equity Compensation Plans not approved by shareholders[3]	—	—	—
Total	4,775,952	$10.01	8,793,217[2][3]

(1) Does not include 2,492,102 shares of restricted Class B Common Stock granted pursuant to the Advanta Corp. 2000 Omnibus Stock Incentive Plan. Generally, restrictions on these shares may be removed between 2003 and 2012.

(2) All of the shares remaining available for future issuance are available under the 2000 Omnibus Stock Incentive Plan which provides for the issuance of stock options, restricted stock, stock appreciation rights, phantom shares and other awards (collectively, "Awards").

(3) Advanta Corp.'s Employee Stock Purchase Plan (ESPP) does not specify a maximum number of shares that may be issued. An aggregate of 37,864 shares of Class B Common Stock were purchased under the ESPP in 2002.

Advanta Corp. 2000 Omnibus Stock Incentive Plan

The 2000 Omnibus Stock Incentive Plan (the "Omnibus Plan") was adopted by the Board of Directors in April 2000 and approved by the shareholders of the Company on June 7, 2000. The Omnibus Plan provides for the issuance of a maximum of 20,000,000 shares of Class B Common Stock (including 9,860,191 shares that were available for issuance under the Company's prior stock incentive plans that were in effect at the time the Omnibus Plan was approved by the shareholders and which plans were amended and restated by the Omnibus Plan). The plan provides for the issuance of options to acquire Class B Common Stock, awards of Class B Common Stock and/or awards of stock appreciation rights (referred to collectively as "Awards"). Shares of Class B Common Stock awarded pursuant to the plan must be authorized and unissued shares or shares acquired for the treasury of the Company. Generally, if an Award granted under the Omnibus Plan expires, terminates or lapses for any reason, without the issuance of shares of Class B Common Stock thereunder such shares shall be available for reissuance under the Omnibus Plan. Employees and directors of the Company, and consultants and advisors to the Company who render bona fide services to the Company unrelated to the offer of securities are eligible to receive Awards under the Omnibus Plan. The terms of any Award made pursuant to the Omnibus Plan are described and established in a grant document provided to the Award recipient. No Awards may be granted under the Omnibus Plan after April 5, 2010. Awards granted and outstanding as of the date the Omnibus Plan terminates will not be affected by the termination of the plan. In the event of a change of control of the Company, stock options and stock appreciation rights granted pursuant to the Omnibus Plan will become immediately exercisable in full, and all Awards will become fully vested. Shares subject to Awards granted pursuant to the Omnibus Plan are subject to adjustment for changes in capitalization for stock splits, stock dividends and similar events.

Advanta Corp. Employee Stock Purchase Plan

In September 1989, the Board of Directors adopted its Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is a broad-based plan that has not been approved by stockholders and is not intended to qualify as an employee stock purchase plan pursuant to Section 423 of the Internal Revenue Code, as amended. All full-time and part-time employees and non-employee directors of the Company or its subsidiaries with at least six months of service with the Company are eligible to participate in the plan. Eligible employees may acquire shares of Class B Common Stock (and under certain limited circumstances Class A Common Stock) under the plan through payroll deductions. Non-employee directors may contribute a portion of their directors' fees to the plan to purchase shares of Class B Common Stock. No individual participant may purchase more than $25,000 of stock under the plan in any one year. Shares are purchased monthly under the plan. Participants in the Stock Purchase Plan in effect purchase shares at a 15% discount from the market price because the Company contributes to the plan an amount equal to 15% of the market price of the shares actually purchased for the month, and also pays all fees and commissions relating to the administration of the Stock Purchase Plan and the purchases of shares under the plan.

The Company's contributions under the plan are treated as taxable income to the participants and constitute compensation expense to the Company. Cash dividends received on shares owned by plan participants and held in an account for the participant under the Stock Purchase Plan are reinvested in accordance with the terms of the plan. Shares are purchased by the plan administrator on the open market, unless the Company directs the administrator to purchase shares directly from the Company. The Stock Purchase Plan does not specify a maximum number of shares that may be issued pursuant to the plan. Since 1998, all purchases under the plan have been open market purchases.

Item 13. *Certain Relationships And Related Transactions*

The text of the Proxy Statement under the captions "Election of Directors — Compensation Committee Interlocks and Insider Participation" and "Election of Directors — Other Matters" are hereby incorporated herein by reference.

Item 14. *Controls and Procedures*

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Within the 90 days prior to the filing of this annual report, an evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

Item 15. *Exhibits, Financial Statement Schedules, And Reports On Form 8-K*

The following Financial Statements, Schedules, and Other Information of the Registrant and its subsidiaries are included in this Form 10-K:

(a)(1) Financial Statements.

1. Consolidated Balance Sheets at December 31, 2002 and 2001.

2. Consolidated Income Statements for each of the three years in the period ended December 31, 2002.

3. Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended December 31, 2002.

4. Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2002.

5. Notes to Consolidated Financial Statements.

(a)(2) Schedules.

Other statements and schedules are not being presented either because they are not required or the information required by such statements and schedules is presented elsewhere in the financial statements.

(a)(3) Exhibits

2-a Purchase and Sale Agreement, dated January 8, 2001, by and between Advanta Corp. and Chase Manhattan Mortgage Corporation (incorporated by reference to Annex I to Advanta Corp.'s Definitive Proxy Statement filed January 25, 2001).

2-b Mortgage Loan Purchase and Sale Agreement, dated February 23, 2001, by and among Advanta Corp., Chase Manhattan Mortgage Corporation, and Chase Manhattan Bank USA, National Association (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated March 14, 2000).

2-c Mortgage Loan Purchase and Sale Agreement, dated February 28, 2001, by and among Advanta Corp., Chase Manhattan Mortgage Corporation, and Chase Manhattan Bank USA, National Association (incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K dated March 14, 2000).

3-a Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-3 (File No. 33-53475), filed June 10, 1994), as amended by the Certificate of Designations, Preferences, Rights and Limitations of the Registrant's 6³/₄% Convertible Class B Preferred Stock, Series 1995 (Stock Appreciation Income Linked Securities (SAILS))(incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated August 15, 1995), as further amended by the Certificate of Designations, Preferences, Rights and Limitations of the Registrant's Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A, dated March 17, 1997).

3-b By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 the Registrant's Current Report on Form 8-K dated March 17, 1997).

3-c Rights Agreement, dated as of March 14, 1997, by and between the Registrant and the Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated March 17, 1997), as amended by Amendment No. 1, dated as of June 4, 1998 (incorporated by reference to Exhibit 1 to the Registrant's Amended Registration Statement on Form 8-A/A, dated June 11, 1998), and Amendment No. 2, dated as of September 4, 1998, (incorporated by reference to Exhibit 1 to the Registrant's Amended Registration Statement on Form 8-A/A, dated September 23, 1998).

4-a*	Trust Indenture dated April 22, 1981 between Registrant and Mellon Bank, N.A., (formerly, CoreStates Bank, N.A.), as Trustee, including Form of Debenture.
4-b	Specimen of Class A Common Stock Certificate and specimen of Class B Common Stock Certificate (incorporated by reference to Exhibit 1 of the Registrant's Amendment No. 1 to Form 8 and Exhibit 1 to Registrant's Form 8-A, respectively, both dated April 22, 1992).
4-c	Trust Indenture dated as of November 15, 1993 between the Registrant and The Chase Manhattan Bank (National Association), as Trustee (incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-3 (No. 33-50883), filed November 2, 1993).
4-d	Senior Trust Indenture, dated as of October 23, 1995, between the Registrant and Mellon Bank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 33-62601), filed September 13, 1995).
4-e	Indenture dated as of December 17, 1996 between Advanta Corp. and The Chase Manhattan Bank, as trustee relating to the Junior Subordinated Debentures (incorporated by reference to Exhibit 4-g to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).
4-f	Declaration of Trust dated as of December 5, 1996 of Advanta Capital Trust I (incorporated by reference to Exhibit 4-h to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).
4-g	Amended and Restated Declaration of Trust dated as of December 17, 1996 for Advanta Capital Trust I (incorporated by reference to Exhibit 4-i to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).
4-h	Series A Capital Securities Guarantee Agreement dated as of December 17, 1996. (incorporated by reference to Exhibit 4-j to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).
10-a	Advanta Corp. 2000 Omnibus Stock Incentive Plan (incorporated by reference to 4(f) to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-8 (File No. 333-04469).†
10-b	Card Member License Agreement between Colonial National Financial Corp. (now known as Advanta Bank Corp.) and MasterCard International Incorporated dated April 14, 1994 (incorporated by reference to Exhibit 10-b to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10-c	VISA U.S.A. Inc. Membership Agreement and Principal Member Addendum executed by Advanta Corp. on February 27, 1997 (incorporated by reference to Exhibit 10-c to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10-d	VISA U.S.A. Inc. Membership Agreement executed by Advanta Bank Corp. on March 3, 2000 (incorporated by reference to Exhibit 10-d to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10-e*	Application for membership in VISA® U.S.A. Inc. and Membership Agreement executed by Colonial National Bank USA on March 25, 1983.
10-f*	Application for membership in MasterCard® International, Inc. and Card Member License Agreement executed by Colonial National Bank USA on March 25, 1983.
10-g*	Indenture of Trust dated May 11, 1984 between Linda Alter, as settlor, and Dennis Alter, as trustee.
10-g(i)	Agreement dated October 20, 1992 among Dennis Alter, as Trustee of the trust established by the Indenture of Trust filed as Exhibit 10-g (the "Indenture"), Dennis Alter in his individual capacity, Linda Alter, and Michael Stolper, which Agreement modifies the Indenture (incorporated by reference to Exhibit 10-g(i) to the Registrant's Registration Statement on Form S-3 (File No. 33-58660), filed February 23, 1993).

10-h	Advanta Corp. Executive Deferral Plan (incorporated by reference to the Exhibit 10-j to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).†
10-i	Advanta Corp. Non-Employee Directors Deferral Plan (incorporated by reference to Exhibit 10-K to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).†
10-j	Life Insurance Benefit for Certain Key Executives and Directors (filed herewith).†
10-k	Amended and Restated Agreement of Limited Partnership of Advanta Partners LP, dated as of October 1, 1996 (incorporated by reference to Exhibit 10-o to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).
10-l	Agreement of Limited Partnership of Advanta Growth Capital Fund L.P., dated as of July 28, 2000 (incorporated by reference to Exhibit 10-i to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
10-m	Agreement dated as of January 15, 1996 between the Registrant and William A. Rosoff (incorporated by reference to Exhibit 10-u to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).†
10-n	Agreement dated May 11, 1998 between the Registrant and Philip M. Browne (incorporated by reference to Exhibit 10-r to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998).†
10-o	Contribution Agreement, dated as of October 28, 1997, by and between Advanta Corp. and Fleet Financial Group (incorporated by reference to Exhibit (c)(2) to the Registrant's Schedule 13E-4, dated January 20, 1998), as amended by the First Amendment to the Contribution Agreement, dated as of February 10, 1998, by and among Advanta Corp., Fleet Financial Group and Fleet Credit Card, LLC (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K, filed March 6, 1998).
10-p	Commercial Lease, dated September 28, 1995, by and between Draper Park North, L.C. and Advanta Financial Corp., as amended January 31, 1996 and May 20, 1996, as amended (filed herewith).
10-q	Master Indenture, dated as of August 1, 2000, between Wilmington Trust Company, as Owner Trustee of the Advanta Business Card Master Trust and Bankers Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed August 30, 2000 by Advanta Business Receivables Corp.).
10-r	Series 2000-B Indenture Supplement, dated as of August 1, 2000, between Advanta Business Card Master Trust and Bankers Trust Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed August 30, 2000 by Advanta Business Receivables Corp.).
10-s	Transfer and Servicing Agreement, dated as of August 1, 2000, among Advanta Business Receivables Corp., Advanta Bank Corp., as Servicer, and Advanta Business Card Master Trust (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K, filed August 30, 2000 by Advanta Business Receivables Corp.).
10-t	Series 2000-C Indenture Supplement, dated as of November 1, 2000, between Advanta Business Card Master Trust and Bankers Trust Company, as indenture trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed November 21, 2000 by Advanta Business Receivables Corp.).
10-u	Advanta Business Card Master Trust Trust Agreement, dated as of August 1, 2000, between Advanta Business Receivables Corp. and Wilmington Trust Company, as Owner Trustee (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K, filed August 30, 2000 by Advanta Business Receivables Corp.).

10-v	Series 2001-A Indenture Supplement, dated as of April 1, 2001, between Advanta Business Card Master Trust and Bankers Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed April 24, 2001 by Advanta Business Receivables Corp.).
10-w	Series 2002-A Indenture Supplement, dated as of July 1, 2002, between Advanta Business Card Master Trust and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed July 26, 2002 by Advanta Business Receivables Corp.).
10-x	Agreement and General Release between Advanta Corp. and Rosemary Cauchon, dated December 18, 2002 (filed herewith).†
10-y	Master Agreement between Dun & Bradstreet, Inc. and Advanta Bank Corp., dated June 18, 2002 (filed herewith).
10-z	Direct Marketing Agreement, dated effective as of December 15, 1999, by and among Advanta Bank Corp. and CFM Direct, as amended (filed herewith).
10-aa	Advanta Corp. Employee Stock Purchase Plan, as amended (filed herewith).
10-bb	Service Agreement between First Data Resources Inc. and Advanta Bank Corp., dated as of January 1, 2002 (incorporated by reference to Exhibit 10-u to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001).
10-cc	Relocation Agreement, made as of June 5, 2001, by and between Advanta Corp. and Jeffrey D. Beck (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).†
10-dd	Agreement of Lease, made as of January 1, 2002, by and between Advanta Corp. and Rosemary Cauchon (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).†
10-ee	Lease Agreement, dated August 4, 1995, between Ortho Pharmaceutical Corporation and Advanta Corp. (filed herewith).
12	Computation of Ratio Earnings to Fixed Charges (filed herewith).
21	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Independent Auditors (filed herewith).
23.2	Explanation Concerning Absence of Current Written Consent of Arthur Andersen LLP (filed herewith).
24	Powers of Attorney (included on the signature page hereof).
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

---

* Incorporated by reference to the Exhibit with corresponding number constituting part of the Registrant's Registration Statement on Form S-2 (No. 33-00071), filed on September 4, 1985.

† Management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K

1. A Report on Form 8-K was filed by the Company on October 24, 2002 announcing results for the third quarter.

2. A Report on Form 8-K was filed by the Company on November 26, 2002 announcing earnings guidance for the fiscal year 2003.

3. A Report on Form 8-K was filed by the Company on January 17, 2003, reporting tax issues relating to tax deductions claimed by both Advanta and Fleet and a complaint filed by Fleet seeking a declaratory judgment.

4. A Report on Form 8-K was filed by the Company on January 23, 2003, announcing results for the fourth quarter and full year 2002.

5. A Report on Form 8-K was filed by the Company on January 27, 2003, announcing the trial court's ruling on all but one remaining issue in the lawsuit filed by Fleet against Advanta in January 1999.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advanta Corp.

By: /s/ WILLIAM A. ROSOFF

William A. Rosoff, President and
Vice Chairman of the Board

Dated: March 24, 2003

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned does hereby constitute and appoint Dennis Alter, William A. Rosoff, Philip M. Browne, David B. Weinstock and Elizabeth H. Mai, or any of them (with full power to each of them to act alone), his or her true and lawful attorney in-fact and agent, with full power of substitution, for him or her and on his or her behalf to sign, execute and file an Annual Report on Form 10-K under the Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 2002 relating to Advanta Corp. and any or all amendments thereto, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on the 24th day of March, 2003.

Name	Title
/s/ DENNIS ALTER Dennis Alter	Chairman of the Board and Chief Executive Officer
/s/ WILLIAM A. ROSOFF William A. Rosoff	President and Vice Chairman of the Board
/s/ PHILIP M. BROWNE Philip M. Browne	Senior Vice President and Chief Financial Officer
/s/ DAVID B. WEINSTOCK David B. Weinstock	Vice President and Chief Accounting Officer
/s/ ARTHUR P. BELLIS Arthur P. Bellis	Director
/s/ ROBERT S. BLANK Robert S. Blank	Director
/s/ MAX BOTEL Max Botel	Director
/s/ DANA BECKER DUNN Dana Becker Dunn	Director

Name	Title
______________________ Ronald Lubner	Director
/s/ OLAF OLAFSSON Olaf Olafsson	Director
/s/ ROBERT H. ROCK Robert H. Rock	Director
/s/ MICHAEL STOLPER Michael Stolper	Director

CERTIFICATIONS

I, Dennis Alter, certify that:

1. I have reviewed this Annual Report on Form 10-K of Advanta Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ DENNIS ALTER

Dennis Alter
Chief Executive Officer

March 24, 2003

I, Philip M. Browne, certify that:

1. I have reviewed this Annual Report on Form 10-K of Advanta Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ PHILIP M. BROWNE

Philip M. Browne
Chief Financial Officer

March 24, 2003